Form 10-K, Exhibit 13
period 1996-12-28
THERMO OPTEK CORP
filed 1997-03-17
CIK 1012368

Exhibit 13




















                            THERMO OPTEK CORPORATION

                        Consolidated Financial Statements

                                       1996
PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)      1996       1995        1994
    ------------------------------------------------------------------------
    Revenues (Notes 7 and 10)               $350,639    $212,152    $165,398
                                            --------    --------    --------
    Costs and Operating Expenses:
      Cost of revenues (Note 7)              188,631     108,590      82,124
      Selling, general, and administrative
        expenses (Note 7)                     98,316      62,109      46,532
      Research and development expenses       21,979      13,018      10,496
                                            --------    --------    --------
                                             308,926     183,717     139,152
                                            --------    --------    --------

    Operating Income                          41,713      28,435      26,246

    Interest Income                            5,479       1,514          89
    Interest Expense                          (6,772)     (2,450)     (1,672)
                                            --------    --------    --------
    Income Before Provision for Income
      Taxes                                   40,420      27,499      24,663
    Provision for Income Taxes (Note 5)       17,019      11,490      10,240
                                            ---------   --------    --------
    Net Income                              $ 23,401    $ 16,009    $ 14,423
                                            ========    ========    ========
    Earnings per Share                      $    .50    $    .35    $    .32
                                            ========    ========    ========
    Weighted Average Shares                   46,944      45,157      45,157
                                            ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.


                                         2PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1996       1995
    -----------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                         $ 63,641  $116,890
      Accounts receivable, less allowances of
        $4,436 and $5,669                                 79,568    62,250
      Inventories                                         62,684    44,116
      Prepaid expenses                                     5,961     4,221
      Prepaid income taxes (Note 5)                       15,254    11,955
      Due from affiliated companies (Note 7)              11,919         -
                                                        --------  --------
                                                         239,027   239,432
                                                        --------  --------
    Property, Plant, and Equipment, at Cost, Net          53,586    42,001
                                                        --------  --------
    Patents and Other Assets                              10,232    11,400
                                                        --------  --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 2 and 5)                          195,513   140,049
                                                        --------  --------
                                                        $498,358  $432,882
                                                        ========  ========












                                         3PAGE

    Thermo Optek Corporation                        1996 Financial Statements

    (In thousands except share amounts)                     1996       1995
    -----------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturities of
        long-term obligations (Note 8)                  $ 27,736  $ 18,041
      Accounts payable                                    23,101    19,657
      Accrued payroll and employee benefits               11,494     7,551
      Accrued commissions                                  6,377     5,301
      Accrued income taxes                                12,425     5,401
      Accrued installation and warranty expenses          11,953     4,194
      Deferred revenue                                    14,568     8,858
      Other accrued expenses (Note 2)                     27,484    25,888
                                                        --------  --------
                                                         135,138    94,891
                                                        --------  --------
    Deferred Income Taxes (Note 5)                        13,865    12,293
                                                        --------  --------
    Other Deferred Items                                   3,413     3,631
                                                        --------  --------
    Long-term Obligations (Note 8)                        96,778   101,079
                                                        --------  --------

    Commitments and Contingency (Note 6)

    Shareholders' Investment (Notes 3 and 4):
      Common stock, $.01 par value, 100,000,000 shares
        authorized; 48,450,000 and 45,000,000 shares
        issued and outstanding                               485       450
      Capital in excess of par value                     222,123   215,342
      Retained earnings                                   28,663     5,262
      Cumulative translation adjustment                   (2,107)      (66)
                                                        --------  --------
                                                         249,164   220,988
                                                        --------  --------
                                                        $498,358  $432,882
                                                        ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.


                                         4PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                               1996        1995       1994
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                            $  23,401  $  16,009  $  14,423
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
          Depreciation                          6,394      3,962      3,693
          Amortization                          4,856      2,760      2,294
          Provision for losses on accounts
            receivable                            907        378        521
          Deferred income tax (benefit)
            expense                              (354)      (370)     2,144
          Other noncash expenses                1,813      1,231      1,201
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable                (610)    (5,856)    (1,828)
              Inventories                         668      3,158        (35)
              Other current assets             (3,919)       (70)       763
              Accounts payable                 (8,574)      (896)     3,990
              Other current liabilities         1,373      2,099     (7,389)
          Other                                 1,134        383         26
                                            ---------  ---------  ---------
    Net cash provided by operating
      activities                               27,089     22,788     19,803
                                            ---------  ---------  ---------

    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 2)                              (67,583)   (12,593)         -
      Payment to parent company for
        acquired businesses (Note 2)          (36,558)         -          -
      Purchases of property, plant, and
        equipment                              (7,502)    (2,681)    (1,804)
      Other                                      (927)     1,028     (1,049)
                                            ---------  ---------  ---------
    Net cash used in investing activities   $(112,570) $ (14,246) $  (2,853)
                                            ---------  ---------  ---------

                                         5PAGE

    Thermo Optek Corporation                        1996 Financial Statements

    (In thousands)                               1996       1995       1994
    -----------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of
        Company common stock (Note 4)       $ 42,937    $      -  $      -
      Repayment of short-term obligations,
        net                                   (6,163)       (475)   (1,968)
      Repayment of long-term obligations      (4,221)       (618)   (7,278)
      Net proceeds from issuance of
        subordinated convertible
        debentures (Note 8)                        -      93,895         -
      Transfer from parent company to
        fund acquisition of Baird                  -      12,926         -
      Net transfer to parent company               -        (100)   (9,054)
                                            --------    --------  --------
    Net cash provided by (used in)
      financing activities                    32,553     105,628   (18,300)
                                            --------    --------  --------
    Exchange Rate Effect on Cash                (321)       (538)      160
                                            --------    --------  --------
    Increase (Decrease) in Cash and
      Cash Equivalents                       (53,249)    113,632    (1,190)
    Cash and Cash Equivalents at Beginning
      of Year                                116,890       3,258     4,448
                                            --------    --------  --------
    Cash and Cash Equivalents at End
      of Year                               $ 63,641    $116,890  $  3,258
                                            ========    ========  ========

    Cash Paid For:
      Interest                              $  6,313    $  1,285  $  1,676
      Income taxes                          $ 10,771    $    187  $    335

    Noncash Activities:
      Transfer of acquired businesses
        from parent company                 $      -    $ 36,558  $  3,401

      Fair value of assets of acquired
        companies                           $133,312    $ 20,901  $      -
      Cash paid for acquired companies       (72,065)    (12,926)        -
                                            --------    --------  --------
        Liabilities assumed of acquired
          companies                         $ 61,247    $  7,975  $      -
                                            ========    ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                         6PAGE

  Thermo Optek Corporation                          1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

  (In thousands)                                     1996      1995       1994
  ----------------------------------------------------------------------------
  Common Stock, $.01 Par Value
    Balance at beginning of year                 $    450  $      -  $      -
    Issuance of Company common stock (Note 4)          35         -         -
    Capitalization of Company                           -       300         -
    Effect of three-for-two stock split                 -       150         -
                                                 --------  --------  --------
    Balance at end of year                            485       450         -
                                                 --------  --------  --------
  Capital in Excess of Par Value
    Balance at beginning of year                  215,342         -         -
    Issuance of Company common stock (Note 4)      42,902         -         -
    Tax benefit related to employees' and
      directors' stock plans                          437         -         -
    Payment to parent company for acquired
      businesses (Note 2)                         (36,558)        -         -
    Transfer of acquired businesses from parent
      company                                           -    36,558         -
    Capitalization of Company                           -   178,934         -
    Effect of three-for-two stock split                 -      (150)        -
                                                 --------  --------  --------
      Balance at end of year                      222,123   215,342         -
                                                 --------  --------  --------
  Retained Earnings
    Balance at beginning of year                    5,262         -         -
    Net income after capitalization of Company     23,401     5,262         -
                                                 --------  --------  --------
    Balance at end of year                         28,663     5,262         -
                                                 --------  --------  --------
  Cumulative Translation Adjustment
    Balance at beginning of year                      (66)      514        27
    Translation adjustment                         (2,041)     (580)      487
                                                 --------  --------  --------
    Balance at end of year                         (2,107)      (66)      514
                                                 --------  --------  --------
  Net Parent Company Investment
    Balance at beginning of year                        -   155,661   146,891
    Net income prior to capitalization of
      Company                                           -    10,747    14,423
    Net transfer to parent company                      -      (100)   (9,054)
    Transfer from parent company to fund
      acquisition of Baird                              -    12,926         -
    Transfer of acquired business from parent
      company                                           -         -     3,401
    Capitalization of Company                           -  (179,234)        -
                                                 --------  --------  --------
    Balance at end of year                              -         -   155,661
                                                 --------  --------  --------
  Total Shareholders' Investment                 $249,164  $220,988  $156,175
                                                 ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.
                                       7PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Optek Corporation (the Company) develops, manufactures, and markets analytical instruments that are used in the quantitative and qualitative chemical analysis of elements and molecular compounds, and has technologies in electro-optic components and systems. The Company's instruments are used by its customers for productivity enhancement, research and development, quality control, and testing applications in the environmental testing, chemical, metallurgical, food and beverage, pharmaceutical, and petroleum industries; and by forensic laboratories, research organizations, and educational institutions.

    Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
         The Company was incorporated in August 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. (Thermo Instrument). After the formation of the Company, Thermo Instrument transferred to the Company all of the assets, liabilities, and businesses of Nicolet Instrument Corporation (Nicolet) and Thermo Jarrell Ash Corporation (TJA) in exchange for 45,000,000 shares of the Company's common stock. As of December 28, 1996, Thermo Instrument owned 45,000,000 shares of the Company's common stock, representing 93% of such stock outstanding. Thermo Instrument is an 82%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 144,900 shares of the Company's common stock, representing 0.3% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996, 1995, and 1994 are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue included in the accompanying 1996 balance sheet will be recognized within one year. Revenues earned on contracts in process in excess of billings are included in inventories in the accompanying balance sheet and were not material at year-end 1996 and 1995.

                                         8PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock-based Compensation Plans
         The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company and Thermo Instrument have a tax allocation agreement under which both the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would be required to file its own federal income tax return.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share has been computed based on the weighted average number of shares outstanding during the year. Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods include the 45,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from weighted average shares subsequent to the Company's initial public offering. Fully diluted earnings per share has not been presented because the effect of the assumed conversion of the Company's subordinated convertible debentures and elimination of the related interest expense is not material.

    Stock Split
        All share and per share information has been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in April 1996.

    Cash and Cash Equivalents
        As of December 28, 1996, $55,007,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron.

                                         9PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 28, 1996, the Company's cash equivalents also included investments in commercial paper and short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Raw materials and supplies                            $27,865   $29,523
    Work in process                                        10,353     5,762
    Finished goods                                         24,466     8,831
                                                          -------   -------
                                                          $62,684   $44,116
                                                          =======   =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 16 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consist of the following:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Land                                                  $ 7,702   $ 5,051
    Buildings                                              32,052    25,404
    Machinery, equipment, and leasehold improvements       35,853    28,191
                                                          -------   -------

                                                           75,607    58,646
    Less: Accumulated depreciation and amortization        22,021    16,645
                                                          -------   -------
                                                          $53,586   $42,001
                                                          =======   =======

                                        10PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Patents and Other Assets
        Patents and other assets in the accompanying balance sheet includes the costs of acquired patents that are amortized using the straight-line method over their estimated useful lives, which range from 12 to 13 years. These assets were $7,527,000 and $8,592,000, net of accumulated amortization of $6,102,000 and $4,833,000, at year-end 1996 and 1995, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $1,931,000 and $2,254,000, net of accumulated amortization of $608,000 and $102,000, at year-end 1996 and 1995, respectively. Deferred debt costs are amortized through the maturity of the related debt in 2000.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $13,788,000 and $8,932,000 at year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Environmental Liabilities
        The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated. Any recorded liabilities have not been discounted.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Presentation
        Certain amounts in 1995 have been reclassified to conform to the 1996 financial statement presentation.

                                        11PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions

        On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. In November 1996, the Company acquired two businesses formerly part of Fisons, A. R. L. Applied Research Laboratories S.A. (ARL) and VG Elemental, from Thermo Instrument for an aggregate $55,196,000 in cash and the assumption of $16,593,000 in debt. The purchase price is subject to a post-closing adjustment based on a post-closing adjustment to be negotiated with Fisons by Thermo Instrument in connection with the negotiations for settlement of the final purchase price for all of the businesses of Fisons acquired by Thermo Instrument in March 1996. The purchase price was determined based on the net book value of ARL and VG Elemental at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of net assets of acquired companies recorded in connection with the acquisition of the Fisons businesses. ARL is a manufacturer of wavelength-dispersive X-ray fluorescence instruments and arc/spark atomic emission spectrometers and VG Elemental is a manufacturer of inductively coupled plasma/mass spectrometers.
        Because the Company, ARL, and VG Elemental were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the November 1996 transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 financial statements include the results of ARL and VG Elemental from March 29, 1996, the date these businesses were acquired by Thermo Instrument. During 1996, the Company acquired two additional companies, for an aggregate $16,869,000 in cash and the assumption of $731,000 of debt, which were accounted for using the purchase method of accounting.
        On December 1, 1995, Thermo Instrument acquired the assets of the analytical instruments division of Analytical Technology, Inc. (ATI). In April 1996, the Company acquired the Mattson Instruments (Mattson) and Unicam divisions of ATI from Thermo Instrument for $36,558,000 in cash. Mattson is a manufacturer of Fourier transform infrared (FT-IR) spectroscopy instruments and Unicam is a manufacturer of atomic absorption and ultraviolet/visible spectroscopy instruments. Because the Company, Mattson, and Unicam were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the accompanying historical financial information includes the results of operations of Mattson and Unicam from December 1, 1995, the date these businesses were acquired by Thermo Instrument. Because the Company had not disbursed the funds in connection with these acquisitions as of December 30, 1995, the transfer of these businesses was recorded as a contribution of capital in excess of par value as of December 1, 1995. The $36,558,000 payment to Thermo Instrument was accounted for as a reduction of capital in excess of par value in April 1996.
        In January 1995, TJA acquired the Analytical Instruments Division of Baird Corporation (Baird), a wholly owned subsidiary of IMO Industries Inc., for $12,926,000 in cash. Baird is a manufacturer of arc/spark and other spectrometers. This acquisition was accounted for using the purchase method of accounting.
                                        12PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

        The cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $115,080,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for the ARL and VG Elemental acquisitions, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired, on a pro forma basis, assuming the Company, ARL, and VG Elemental had been combined since the beginning of 1995, and the Company, Baird, Mattson, and Unicam had been combined since the beginning of 1994. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)         1996      1995      1994
    ------------------------------------------------------------------------
    Revenues                                    $368,167  $352,832  $263,892
    Net income                                    19,740     4,658     6,620
    Earnings per share                               .42       .10       .15

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of ARL and VG Elemental been made at the beginning of 1995 and the acquisitions of Baird, Mattson, and Unicam been made at the beginning of 1994.
        In connection with the acquisitions of Mattson, Unicam, ARL, and VG Elemental, the Company has undertaken a restructuring of the acquired businesses. The restructuring activities include reductions in staffing levels, abandonment of excess facilities, and other costs associated with exiting certain activities of the acquired businesses. In connection with these restructuring activities, the Company established reserves of $10,878,000 for Mattson and Unicam in 1995 and $5,531,000 for ARL and VG Elemental in 1996. These amounts were recorded as costs of the respective acquisitions in accordance with Emerging Issues Task Force Pronouncement 95-3 (EITF 95-3). During 1996, the Company expended $7,350,000 and $2,853,000 for restructuring costs at Mattson and Unicam and at ARL and VG Elemental, respectively. These expenditures consisted primarily of severance and abandoned facility payments. During 1996, the Company finalized its restructuring plans for Mattson and Unicam. The remaining balance of the reserve for Mattson and Unicam of $3,528,000 is for ongoing severance and abandoned facility payments. At December 28, 1996, unresolved matters related to the restructuring activities at ARL and VG Elemental include completing the identification of specific employees for termination and locations to be abandoned or consolidated, as well as other decisions concerning the integration of the acquired businesses into the Company. In accordance with EITF 95-3, finalization of the Company's plan for restructuring ARL and VG Elemental will not occur beyond one year from the date of acquisition. Any changes in estimates of these costs prior to such finalization will be recorded as adjustments to cost in excess of net assets of acquired companies. As of December 28, 1996, the Company had accrued a total of $8,237,000 for restructuring

                                        13PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

    costs for all of its acquisitions, including those discussed above. These reserves are included in other accrued expenses in the accompanying balance sheet.

    3.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        In November 1995, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted through the date of the Company's initial public offering became exercisable on September 6, 1996. All options are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in November 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

                                        14PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Pro Forma Stock-based Compensation Expense
       In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                            1996
    -----------------------------------------------------------------------
    Net income:
      As reported                                                   $23,401
      Pro forma                                                      22,526
    Earnings per share:
      As reported                                                       .50
      Pro forma                                                         .48

        Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                                                       1996
    -----------------------------------------------------------------------
    Volatility                                                          26%
    Risk-free interest rate                                            6.8%
    Expected life of options                                      7.7 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                        15PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Stock Option Activity
       A summary of the Company's stock option activity is as follows:

                                                               1996
                                                        ------------------
                                                                  Weighted
                                                        Number     Average
                                                            of    Exercise
    (Shares in thousands)                               Shares       Price
    ----------------------------------------------------------------------
    Options outstanding, beginning of year                   -      $    -
        Granted                                          2,511       12.06
        Forfeited                                         (114)      12.00
                                                         -----      ------
    Options outstanding, end of year                     2,397      $12.07
                                                         =====      ======
    Options exercisable                                  2,397      $12.07
                                                         =====      ======
    Options available for grant                            528
                                                         =====
    Weighted average fair value per share
      of options granted during year                                $ 5.77
                                                                    ======

         As of December 28, 1996, the options outstanding were exercisable at prices ranging from $11.98 to $13.58 and had a weighted-average remaining contractual life of 10.3 years.

    401(k) Savings Plans
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's or Nicolet's 401(k) savings plans and, prior to 1995, in Thermo Electron's employee stock ownership plan (ESOP). Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions to the 401(k) plans are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,242,000, $1,106,000, and $1,005,000 in 1996, 1995, and 1994, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of Thermo Electron's majority-owned subsidiaries. Also, effective December 31, 1994, the ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.

                                        16PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Common Stock

        In June and July 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $13.50 per share for net proceeds of $42,937,000.
        At December 28, 1996, the Company had reserved 9,481,000 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

    5.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Domestic                                    $29,532   $23,205   $22,877
    Foreign                                      10,888     4,294     1,786
                                                -------   -------   -------
                                                $40,420   $27,499   $24,663
                                                =======   =======   =======

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                   $10,443   $ 8,227   $ 5,687
      State                                       2,102     1,658     1,412
      Foreign                                     4,828     1,975       997
                                                -------   -------   -------
                                                 17,373    11,860     8,096
                                                -------   -------   -------
    Net deferred (prepaid):
      Federal                                      (211)     (435)    1,898
      State                                         (45)      (92)      474
      Foreign                                       (98)      157      (228)
                                                -------   -------   -------
                                                   (354)     (370)    2,144
                                                -------   -------   -------
                                                $17,019   $11,490   $10,240
                                                =======   =======   =======

        The 1995 provision for income taxes that is currently payable does not reflect $1,000,000 of tax benefits used to reduce cost in excess of net assets of acquired companies. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $437,000 of such benefits that have been allocated to capital in excess of par value in 1996.

                                        17PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                            $14,147   $ 9,625   $ 8,632
    Increases (decreases) resulting from:
      State income taxes, net of federal
        tax                                       1,337     1,018     1,226
      Amortization of cost in excess of
        net assets of acquired companies          1,013       894       767
      Net foreign losses not benefited
        and tax rate differential                   919       629       144
      Tax benefit of foreign sales
        corporation                                (606)     (659)     (642)
      Other, net                                    209       (17)      113
                                                -------   -------   -------
                                                $17,019   $11,490   $10,240
                                                =======   =======   =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1996      1995
    -------------------------------------------------------------
    Prepaid income taxes:
      Foreign tax loss carryforwards            $16,205   $11,220
      Reserves and accruals                       5,917     3,378
      Inventory basis difference                  4,698     3,592
      Accrued compensation                        1,107     1,010
      Other, net                                  3,532     3,975
                                                -------   -------
                                                 31,459    23,175
      Less: Valuation allowance                  16,205    11,220
                                                -------   -------
                                                $15,254   $11,955
                                                =======   =======

    Deferred income taxes:
      Depreciation                              $ 7,045   $ 8,427
      Intangible assets                           3,088     3,019
      Other, net                                  3,732       847
                                                -------   -------
                                                $13,865   $12,293
                                                =======   =======


                                        18PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        As of December 28, 1996, Unicam had tax loss carryforwards in the U.K. of $37,700,000 that are subject to review and adjustment by the U.K. Inland Revenue Service as a result of the acquisition of the analytical instruments division of ATI by Thermo Instrument. These and additional foreign tax loss carryforwards of $9,300,000 can be used only to offset taxable income generated in certain foreign countries. The loss carryforwards generally do not expire and any resulting benefit will be used to reduce cost in excess of net assets of acquired companies.
        The valuation allowance relates to the uncertainty surrounding the realization of foreign tax loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. The increase in the valuation allowance results from valuation allowances established for tax loss carryforwards of businesses acquired in 1996.
        A provision has not been made for U.S. or additional foreign taxes on $20,665,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.

    6.   Commitments and Contingency

    Commitments
        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $6,779,000, $3,154,000, and $2,989,000 in 1996, 1995, and 1994, respectively. Future minimum payments due under noncancellable operating leases at December 28, 1996, were $5,067,000 in 1997; $4,194,000 in 1998; $2,977,000 in 1999;
    $2,362,000 in 2000; $2,281,000 in 2001; and $9,627,000 in 2002 and
    thereafter. Total future minimum lease payments are $26,508,000.

    Contingency
        Prior to Nicolet's acquisition by the Company, the Wisconsin Department of Natural Resources (DNR) notified Nicolet that the DNR had begun a remedial investigation to determine the extent of releases of hazardous substances from the Refuse Hideaway Landfill located in Middleton, Wisconsin (the Landfill), and that Nicolet was a potential responsible party (PRP) with regard to the Landfill. Approximately 50 other parties were also notified of their potential PRP status. The Environmental Protection Agency (EPA) subsequently added the Landfill to its National Priorities List under the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA). In February 1995, the EPA and the DNR recommended that various remediation efforts be made at the Landfill at an estimated cost of approximately $5.2 million, and the Company expects that such agencies will also seek to recover their oversight costs and expenses related to the site. Under CERCLA, responsible parties can include current and previous owners of a site,

                                        19PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Commitments and Contingency (continued)

    generators of hazardous substances disposed of at a site, and transporters of hazardous substances to a site. Each responsible party can be jointly and severally liable, without regard to fault or negligence, for all costs associated with the remediation of the site. Although the Company believes that the quantity of materials generated by Nicolet and transported to the Landfill is relatively small in comparison to that of other named PRPs, there can be no assurance as to the exact amount, if any, for which Nicolet will be held responsible by the EPA and the DNR for costs associated with remediation of the Landfill.
        In connection with the organization of the Company, Thermo Instrument agreed to indemnify the Company for any cash damages resulting from this matter. Notwithstanding this indemnification, the Company would be required to report any such damages as an expense in its results of operations, with any indemnification payment it receives from Thermo Instrument being treated as a contribution to shareholders' investment. In the opinion of management, resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

    7.  Related Party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $3,506,000, $2,546,000, and $2,067,000 in 1996, 1995,
    and 1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

                                        20PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related Party Transactions (continued)

    Other Related Party Services
        Prior to 1995, the Company provided certain services to ThermoSpectra Corporation (ThermoSpectra), a majority-owned subsidiary of Thermo Instrument, and to Nicolet Biomedical Inc. (Nicolet Biomedical), a wholly owned subsidiary of Thermo Electron. The costs of such services were allocated based on the subsidiaries' revenues attributable to their businesses operated at the Company's Wisconsin facilities as a percentage of the total revenues of all businesses operated at such facilities. These services included personnel administration, accounting, data processing, and general administrative management. For these services, the Company charged $672,000 in 1994.

    Operating Leases
        The Company leases office and manufacturing space to ThermoSpectra and Nicolet Biomedical pursuant to an arrangement whereby the Company charges ThermoSpectra and Nicolet Biomedical their allocated share of the occupancy expenses of the Company's Wisconsin facility, based on the space ThermoSpectra and Nicolet Biomedical utilize. The Company recorded operating lease income of $913,000, $898,000, and $1,120,000 in 1996,
    1995, and 1994, respectively, which is deducted from selling, general, and administrative expenses in the accompanying statement of income. These leases are effective until December 31, 1998, but may be terminated by ThermoSpectra and Nicolet Biomedical upon 30 days' prior notice to the Company.

    Other Related Party Transactions
        The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Sales of products to such affiliated companies totaled $28,155,000, $5,280,000, and $3,389,000 in 1996, 1995, and 1994, respectively. Purchases of products from such affiliated companies totaled $8,680,000, $1,720,000, and $1,555,000 in 1996, 1995, and 1994, respectively.
        The increase in related party sales in 1996 results from the Company's acquisition of ARL and VG Elemental. Throughout most of 1996, the marketing and ultimate resale of products manufactured by these businesses were performed by business units that were formerly part of Fisons and that were acquired by Thermo Instrument. These products were sold at prices and commercial terms that are representative of transactions with unaffiliated parties. In late 1996, the Company began selling these products through its existing distribution channels and, therefore the amount of related party sales in 1997 is expected to decline. Due from affiliated companies in the accompanying balance sheet primarily represents amounts receivable from the sale of ARL and VG Elemental products.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.
                                        21PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Short- and Long-term Obligations

    Short-term Obligations
        Notes payable and current maturities of long-term obligations in the accompanying balance sheet includes $27,097,000 and $17,275,000 in 1996 and 1995, respectively, of short-term bank borrowings by the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 4.5% and 5.8% at year-end 1996 and 1995, respectively.

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands except per share amounts)                 1996        1995
    ------------------------------------------------------------------------
    5% Subordinated convertible debentures,
      due 2000, convertible at $14.85 per share         $ 96,250    $ 96,250
    Other                                                  1,039       5,524
                                                        --------    --------
                                                          97,289     101,774
    Less: Current maturities of long-term
      obligations                                            511         695
                                                        --------    --------
                                                        $ 96,778    $101,079
                                                        ========    ========

        The $96,250,000 principal amount 5% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument and the Company have agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. In addition, the Company has agreed to reimburse Thermo Instrument in the event Thermo Instrument is required to make a payment under the guarantee.
        The annual requirements of long-term obligations as of December 28, 1996, are $511,000 in 1997; $96,000 in 1998; $63,000 in 1999; $96,313,000
    in 2000; $63,000 in 2001; and $243,000 in 2002 and thereafter. Total future requirements of long-term obligations are $97,289,000.
        The fair value of the Company's 5% subordinated convertible debentures was $96,250,000 and $100,000,000 as of year-end 1996 and 1995, respectively. The carrying amount of the Company's other long-term obligations approximates fair value as of December 28, 1996. The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.

    9.  Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, due from affiliated companies, notes payable and current maturities of long-term obligations, accounts payable, long-term obligations, and forward exchange contracts. The carrying amounts of these financial instruments, with the exception of long-term obligations and forward exchange contracts, approximate fair value due to their short-term nature. See Note 8 for fair value information pertaining to the Company's long-term obligations.
                                        22PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Fair Value of Financial Instruments (continued)

        The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies, principally U.S. dollars, British pounds sterling, Japanese yen, French francs, and Swiss francs. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The amounts of such forward exchange contracts at year-end 1996 and 1995 were $2,411,000 and $500,000, respectively.
        The fair value of the Company's forward exchange contracts receivable was $63,000 and $43,000 at year-end 1996 and 1995, respectively. The fair value of forward exchange contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates.














                                        23PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

   10. Geographical Information

       The Company is engaged in one business segment: developing, manufacturing, and selling analytical instruments. The following table shows data for the Company by geographical area:

   (In thousands)                                1996       1995       1994
   ------------------------------------------------------------------------
   Revenues:
       United States                         $204,939   $152,282   $124,634
       United Kingdom                          69,180     20,013     15,718
       Switzerland                             36,489          -          -
       Other Europe                            55,726     41,212     24,929
       Japan                                   25,401     26,377     18,559
       Other                                   13,084      4,976      4,274
       Transfers among geographical
         areas (a)                            (54,180)   (32,708)   (22,716)
                                             --------   --------   --------
                                             $350,639   $212,152   $165,398
                                             ========   ========   ========

   Income before provision for income taxes:
       United States (b)                     $ 29,747   $ 22,834   $ 23,169
       United Kingdom                           3,807        951        589
       Switzerland                              4,690          -          -
       Other Europe                               504      2,794      1,340
       Japan                                    2,064      1,543        894
       Other                                      901        313        254
                                             --------   --------   --------
       Total operating income                  41,713     28,435     26,246
       Interest expense, net                   (1,293)      (936)    (1,583)
                                             --------   --------   --------
                                             $ 40,420   $ 27,499   $ 24,663
                                             ========   ========   ========

   Identifiable assets:
       United States (c)                     $296,235   $340,566   $182,967
       United Kingdom                          84,866     45,208     13,568
       Switzerland                             56,458          -          -
       Other Europe                            36,586     27,574     18,154
       Japan                                   16,171     15,895     14,020
       Other                                    8,042      3,639      1,897
                                             --------   --------   --------
                                             $498,358   $432,882   $230,606
                                             ========   ========   ========





                                        24PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                   Notes to Consolidated Financial Statements

   10. Geographical Information (continued)

   (In thousands)                                1996       1995       1994
   ------------------------------------------------------------------------
   Export revenues included in United
     States revenues above (d):
       Europe                                $ 29,390   $ 22,001   $ 18,504
       Asia                                    40,138     30,770     15,625
       Other                                   14,752     14,317      6,906
                                             --------   --------   --------
                                             $ 84,280   $ 67,088   $ 41,035
                                             ========   ========   ========

   (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
   (b) Includes corporate general and administrative expenses.
   (c) Includes $42.9 million in net proceeds from the 1996 initial public offering of Company common stock, net of cash payments of $104.1 million in 1996 for companies acquired, and $93.9 million in net proceeds from the 1995 issuance of 5% subordinated convertible debentures.
   (d) In general, export sales are denominated in U.S. dollars.

   11. Unaudited Quarterly Information

   (In thousands except per share amounts)

   1996                           First      Second(a)   Third     Fourth
   ----------------------------------------------------------------------
   Revenues                     $69,668     $93,321    $90,693    $96,957
   Gross profit                  33,908      42,012     42,775     43,313
   Net income                     4,296       5,424      6,426      7,255
   Earnings per share               .10         .12        .13        .15

   1995                           First      Second      Third     Fourth(b)
   ----------------------------------------------------------------------
   Revenues                     $50,862     $51,780    $45,932    $63,578
   Gross profit                  25,152      25,848     24,897     27,665
   Net income                     4,220       4,309      3,916      3,564
   Earnings per share               .09         .10        .09        .08

   (a) Includes the results of the ARL and VG Elemental divisions of Fisons since their acquisition by Thermo Instrument in March 1996.
   (b) Includes the results of the Mattson and Unicam divisions of ATI since their acquisition by Thermo Instrument in December 1995.


                                        25PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Optek Corporation:

        We have audited the accompanying consolidated balance sheet of Thermo Optek Corporation (a Delaware corporation and 93%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Optek Corporation and subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 11, 1997

                                        26PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-looking Statements."

    Overview

        Prior to 1996, the Company's principal operating units included Thermo Jarrell Ash Corporation (TJA), a manufacturer and distributor of atomic absorption (AA) and atomic emission (AE) spectrometry products based in Franklin, Massachusetts, and Nicolet Instrument Corporation (Nicolet), a manufacturer and distributor of Fourier Transform Infrared (FT-IR) and FT-Raman spectrometry products based in Madison, Wisconsin. During 1996, the Company acquired five additional companies, summarized below, significantly increasing its operations.
        The Company's strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement and augment its existing product lines. Effective December 1, 1995, the Company acquired Mattson Instruments (Mattson), a manufacturer of FT-IR spectroscopy instruments, and Unicam, a manufacturer of AA and ultraviolet/visible spectroscopy instruments, from Thermo Instrument Systems Inc. (Thermo Instrument) (Note 2). In February 1996, the Company acquired Oriel Corporation (Oriel), a manufacturer and distributor of electro-optical instruments and components, and Corion Corporation (Corion), a manufacturer of commercial optical filters.
        In addition, effective March 29, 1996, the Company acquired A.R.L. Applied Research Laboratories S.A. (ARL), a manufacturer of wavelength-dispersive X-ray fluorescence instruments and arc/spark atomic emission spectrometers, and VG Elemental, a manufacturer of inductively coupled plasma/mass spectrometers, from Thermo Instrument (Note 2).
        The Company has a subsidiary, Thermo Vision Corporation (Thermo Vision), that addresses the photonics marketplace for optical components, imaging systems, analytical instruments, and lasers. Thermo Vision is pursuing applications of the Company's technologies for cost-effective, application-specific instruments and for optical components, systems, and subassemblies for analytical instrumentation and other applications. In September 1996, the Company announced its intent to spin out Thermo Vision through a distribution of 100 percent of its outstanding capital stock in the form of a dividend to the Company's shareholders. The Company anticipates completing the spinout in 1997. The Company intends to seek a Letter Ruling from the Internal Revenue Service stating that this proposed spinout would have no current tax effect on the Company or

                                        27PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    its shareholders. The Company would distribute the shares upon receipt of the Letter Ruling and satisfaction of other conditions, including the listing of the Thermo Vision shares on the American Stock Exchange. Thermo Vision, which includes Oriel and Corion, had revenues of $30.5 million and $6.1 million in 1996 and 1995, respectively.
        The Company sells its products on a worldwide basis. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

    Results of Operations

    1996 Compared With 1995
        Revenues increased 65% to $350.6 million in 1996 from $212.2 million in 1995, primarily as a result of the inclusion of $137.2 million from acquisitions (Note 2). To a lesser extent, revenues increased due to greater product demand, primarily at Nicolet. These increases were offset in part by a decrease of $6.6 million in revenues due to the unfavorable effects of currency translation as a result of the strengthening of the U.S. dollar relative to foreign currencies in countries where the Company operates.
        The gross profit margin declined to 46% in 1996 from 49% in 1995, primarily due to the inclusion of lower-margin revenues from acquired businesses.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 28% in 1996 from 29% in 1995, primarily due to the acquisitions of ARL and VG Elemental. Prior to their acquisition by the Company and throughout 1996, ARL and VG Elemental sold products primarily to other business units formerly part of the Scientific Instruments Division of Fisons plc for marketing and ultimate resale to the customer, and thus the Company's results for 1996 exclude selling, general, and administrative costs relating to these sales. In late 1996, the Company began distributing these products primarily through its existing distribution channels and, therefore the Company expects that selling, general, and administrative expenses as a percentage of revenues at these businesses will increase. However, the Company's goal is to increase the gross profit margin to cover these additional costs by increasing selling prices, as well as through improving product mix and manufacturing efficiencies. There can be no assurance that the Company will be successful in these efforts.
        Research and development expenses as a percentage of revenues were unchanged at 6% in 1996 and 1995.
        Interest income increased to $5.5 million in 1996 from $1.5 million in 1995 as a result of interest income earned on the invested proceeds from the Company's October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures and the June and July

                                        28PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
    1996 initial public offering of common stock, offset in part by a reduction in interest income as a result of cash expended for acquisitions. Interest expense increased to $6.8 million in 1996 from $2.5 million in 1995, primarily due to interest expense incurred on the Company's 5% convertible subordinated debentures.
        The effective tax rate was 42% in both 1996 and 1995. The effective tax rates exceeded the statutory federal income tax rate due to the impact of state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies, and the inability to provide a tax benefit on foreign losses, offset in part by the tax benefit associated with a foreign sales corporation.

    1995 Compared With 1994
        Revenues increased 28% to $212.2 million in 1995 from $165.4 million in 1994. Revenues increased $25.9 million and $9.2 million due to the January 1995 acquisition of Baird, a manufacturer of arc/spark spectrometers that was subsequently consolidated into TJA, and the December 1995 acquisitions of Mattson and Unicam. In addition, revenues from Nicolet increased $10.4 million due to increased demand for its products, particularly in Japan and the Pacific Rim and, to a lesser extent, due to currency fluctuations. Overall, revenues increased $5.7 million in 1995 due to the weakness of the U.S. dollar in relation to foreign currencies.
        The gross profit margin declined to 49% in 1995 from 50% in 1994. This decline was primarily due to the inclusion of lower-margin products from Baird and disruption in operations caused by the consolidation of the manufacturing operations of Baird and TJA into a new facility in mid-1995. In addition, increased competition due to the contraction of the environmental market had a negative impact on the margins of TJA in 1995. The U.S. environmental market has been consolidating, which has negatively affected sales of several of TJA's products. The declines at Baird and TJA were offset in part due to improved margins at Nicolet resulting primarily from the weakness of the U.S. dollar in relation to foreign currencies, in particular the Japanese yen and German mark, as well as improved margins for its newly introduced products.
        Selling, general, and administrative expenses as a percentage of revenues increased to 29% in 1995 from 28% in 1994 as a result of higher expenses at Baird prior to the consolidation of Baird's operations with TJA and expanded selling efforts in China and Brazil. Research and development expenses as a percentage of revenues were relatively unchanged at 6% in 1995 and 1994.
        Interest income increased to $1.5 million in 1995 as a result of interest income earned on the invested proceeds from the Company's October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures. Interest expense increased to $2.5 million in 1995 from $1.7 million in 1994, primarily due to interest expense incurred on the Company's 5% convertible subordinated debentures.
        The effective tax rate was 42% in both 1995 and 1994. The effective tax rates exceeded the statutory federal income tax rate due to the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and the inability in 1995 to

                                        29PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1995 Compared With 1994 (continued)
    provide a tax benefit on foreign losses, offset in part by the tax benefit associated with a foreign sales corporation.

    Liquidity and Capital Resources

        Consolidated working capital was $103.9 million at December 28, 1996, compared with $144.5 million at December 30, 1995. Included in working capital are cash and cash equivalents of $63.6 million at December 28, 1996, and $116.9 million at December 30, 1995. During 1996, $27.1 million of cash was provided by operating activities. The Company used $8.6 million of cash to reduce its accounts payable, primarily for inventories received in the fourth quarter of 1995, and accounts payable acquired at ARL and VG Elemental.
        The Company's investing activities used $112.6 million of cash in 1996. The Company expended an aggregate of $104.1 million, net of cash acquired, for acquisitions (Note 2), and $7.5 million for the purchase of property, plant, and equipment. In February 1997, the Company acquired Laser Science, Inc., a manufacturer of nitrogen, tunable dye, and pulsed lasers, for $3.6 million in cash. During 1997, the Company plans to make capital expenditures of approximately $5.0 million.
        The Company's financing activities provided $32.6 million of cash in 1996. In June and July 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering for net proceeds of $42.9 million (Note 3). During 1996, the Company repaid $10.4 million of short- and long-term borrowings.
        Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.


                                        30PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.
        Risks Associated with Technological Change, Obsolescence, and the Development and Acceptance of New Products. The market for the Company's products is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products will not become uncompetitive or obsolete. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations written specifically for older technologies and general unfamiliarity of users with new technologies.
        Risks Associated with Acquisition Strategy; No Assurance of a Successful Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. The Company has acquired certain businesses within the former analytical instruments division of ATI and the former Scientific Instruments Division of Fisons plc that were initially acquired by Thermo Instrument in December 1995 and March 1996, respectively. Certain of these businesses have low levels of profitability, and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company.
        Possible Adverse Effect From Consolidation in the Environmental Market and Changes in Environmental Regulations. One of the largest markets for the Company's products is environmental analysis. In recent years, there has been a contraction in the market for analytical instruments used for environmental analysis. This contraction has caused consolidation in the businesses serving this market. Such consolidation may have an adverse impact on certain of the Company's businesses. In addition, most air, water, and soil analysis is conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that

                                        31PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                           Forward-looking Statements

    analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.
        Possible Adverse Impact of Significant International Operations. Sales outside the United States accounted for approximately 65% of the Company's revenues in 1996, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.
        Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's competitors include large multinational corporations and their operating units, including The Perkin-Elmer Corporation and Varian Associates, Inc. These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.
        Risks Associated with Protection, Defense, and Use of Intellectual Property. The Company holds many patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect

                                        32PAGE

    Thermo Optek Corporation                        1996 Financial Statements

                           Forward-looking Statements

    the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.





                                        33PAGE

  Thermo Optek Corporation                           1996 Financial Statements

                         Selected Financial Information

  (In thousands except
  per share amounts)       1996(a)    1995(b)     1994       1993      1992
  -------------------------------------------------------------------------
  Statement of Income
    Data:
  Revenues             $350,639   $212,152    $165,398    $161,006 $102,232
  Net income             23,401     16,009      14,423      15,372    7,881
  Earnings per share        .50        .35         .32         .34      .17

  Balance Sheet Data:
  Working capital      $103,889   $144,541    $ 33,429    $ 31,448 $ 34,148
  Total assets          498,358    432,882     230,606     229,034  226,130
  Long-term obligations  96,778    101,079       1,037       8,589    9,106
  Shareholders'
    investment          249,164    220,988     156,175     146,918  149,304

  (a) Includes the results of the ARL and VG Elemental divisions of Fisons since their acquisition by Thermo Instrument in March 1996 and the net proceeds from the Company's initial public offering in June and July 1996.
  (b) Includes the results of Baird since its acquisition by Thermo Instrument in January 1995 and the Mattson and Unicam divisions of ATI since their acquisition by Thermo Instrument in December 1995. Also reflects the issuance in October 1995 of $96,250,000 principal amount of 5% convertible subordinated debentures due 2000.








                                       34PAGE

    Thermo Optek Corporation                        1996 Financial Statements


    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TOC) since June 7, 1996, the date the Company's common stock began trading on that exchange.

                                                            1996
                                                  -----------------------
    Quarter                                         High            Low
    ---------------------------------------------------------------------
    Second                                       $14            $12
    Third                                         15 1/4         10 3/4
    Fourth                                        14 7/8         10 1/2

        As of January 24, 1997, the Company had 57 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 24, 1997, was $12 per share.

    Shareholder Services
        Shareholders of Thermo Optek Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Optek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution will be limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/toc.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.


                                        35PAGE

    Thermo Optek Corporation                        1996 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Optek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 2, 1997, at 10:00 a.m., at the Hyatt Regency Hotel, Hilton Head, South Carolina.




                                        36