Form 10-K, Exhibit 13
period 1998-01-03
THERMO OPTEK CORP
filed 1998-03-20
CIK 1012368

Exhibit 13







                            THERMO OPTEK CORPORATION

                        Consolidated Financial Statements

                                       1997
PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)     1997        1996        1995
    ------------------------------------------------------------------------
    Revenues (Notes 7 and 10)               $466,935    $400,168    $212,152
                                            --------    --------    --------
    Costs and Operating Expenses:
      Cost of revenues                       252,490     223,887     108,590
      Selling, general, and administrative
        expenses (Note 7)                    114,104     105,274      62,109
      Research and development expenses       28,061      24,478      13,018
                                            --------    --------    --------
                                             394,655     353,639     183,717
                                            --------    --------    --------
    Operating Income                          72,280      46,529      28,435

    Interest Income (includes $564 from
      related party in 1997)                   4,413       5,479       1,514
    Interest Expense (includes $1,896 to
      related parties in 1997)                (9,384)     (6,911)     (2,450)
                                            --------    --------    --------
    Income Before Provision for
      Income Taxes                            67,309      45,097      27,499
    Provision for Income Taxes (Note 5)       28,606      18,684      11,490
                                            --------    --------    --------
    Net Income                              $ 38,703    $ 26,413    $ 16,009
                                            ========    ========    ========

    Earnings per Share (Note 11):
      Basic                                 $    .80    $    .56    $    .36
                                            ========    ========    ========
      Diluted                               $    .75    $    .55    $    .36
                                            ========    ========    ========

    Weighted Average Shares (Note 11):
      Basic                                   48,594      46,905      45,000
                                            ========    ========    ========
      Diluted                                 55,186      53,471      45,000
                                            ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                         2PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                        1997          1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                       $ 71,109      $ 66,293
      Accounts receivable, less allowances of
        $5,191 and $4,997                               89,368        88,559
      Inventories                                       64,345        74,292
      Prepaid expenses                                   7,276         6,371
      Prepaid income taxes (Note 5)                      9,634        15,254
      Due from parent company and affiliated
        companies (Note 2)                               6,844             -
                                                      --------      --------
                                                       248,576       250,769
                                                      --------      --------
    Property, Plant, and Equipment, at Cost, Net        55,213        60,025
                                                      --------      --------
    Patents and Other Assets                             7,707        10,233
                                                      --------      --------
    Due from Thermo Vision Corporation (Note 7)          3,947             -
                                                      --------      --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 2 and 5)                        231,028       234,447
                                                      --------      --------
                                                      $546,471      $555,474
                                                      ========      ========

                                         3PAGE

    Thermo Optek Corporation                        1997 Financial Statements

    (In thousands except share amounts)                     1997        1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturities of
        long-term obligations (includes $40,000
        due to Thermo Electron in 1997; Note 8)         $ 56,875    $ 27,736
      Accounts payable                                    22,095      28,920
      Accrued payroll and employee benefits               11,492      12,809
      Accrued income taxes                                18,811      14,379
      Accrued installation and warranty expenses          18,643      21,088
      Deferred revenue                                    19,229      15,331
      Other accrued expenses (Note 2)                     32,052      45,379
      Due to parent company and affiliated companies           -      28,167
                                                        --------    --------
                                                         179,197     193,809
                                                        --------    --------
    Deferred Income Taxes (Note 5)                        12,456      13,865
                                                        --------    --------
    Other Deferred Items                                   2,678       3,413
                                                        --------    --------
    Long-term Obligations (Note 8)                        81,400      96,778
                                                        --------    --------
    Commitments and Contingency (Note 6)

    Shareholders' Investment (Notes 3 and 4):
      Common stock, $.01 par value, 100,000,000
        shares authorized; 49,569,819 and
        48,450,000 shares issued                             496         485
      Capital in excess of par value                     239,507     222,123
      Retained earnings                                   37,100      24,773
      Treasury stock at cost, 594 shares in 1997             (10)          -
      Cumulative translation adjustment                   (6,353)        228
                                                        --------    --------
                                                         270,740     247,609
                                                        --------    --------
                                                        $546,471    $555,474
                                                        ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                         4PAGE

   Thermo Optek Corporation                         1997 Financial Statements

                      Consolidated Statement of Cash Flows

   (In thousands)                               1997        1996        1995
   -------------------------------------------------------------------------
   Operating Activities:
     Net income                            $  38,703   $  26,413   $  16,009
     Adjustments to reconcile net income
       to net cash provided by operating
       activities:
         Depreciation                          8,963       7,718       3,962
         Amortization                          6,475       5,223       2,760
         Provision for losses on accounts
           receivable                            593       1,074         378
         Deferred income tax expense
           (benefit)                           2,662        (354)       (370)
         Other noncash items                   1,640       1,814       1,231
         Changes in current accounts,
           excluding the effects of
           acquisitions and distribution
           of Thermo Vision to shareholders:
             Accounts receivable              (7,727)     (1,403)     (5,856)
             Inventories                       1,477       1,861       3,158
             Other current assets                313          92       1,790
             Accounts payable                 (5,866)     (9,031)       (896)
             Other current liabilities           561       2,788       2,099
             Amounts due to affiliated
               companies                      18,595      (6,433)     (1,860)
         Other                                   472       1,542         383
                                           ---------   ---------   ---------
   Net cash provided by operating
     activities                               66,861      31,304      22,788
                                           ---------   ---------   ---------

   Investing Activities:
     Acquisitions, net of cash acquired
       (Note 2)                              (45,589)    (67,583)    (12,593)
     Payment to parent company for
       acquisitions of VG Systems in 1997
       and Mattson and Unicam in 1996
       (Note 2)                              (45,545)    (36,558)          -
     Purchases of property, plant, and
       equipment                              (7,342)     (8,066)     (2,681)
     Proceeds from sale of property,
       plant, and equipment                    1,705           -           -
     Other                                      (421)       (927)      1,028
                                           ---------   ---------   ---------
   Net cash used in investing activities   $ (97,192)  $(113,134)  $ (14,246)
                                           ---------   ---------   ---------

                                        5PAGE

    Thermo Optek Corporation                        1997 Financial Statements

    (In thousands)                               1997       1996        1995
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of
        Company common stock (Note 4)        $     79   $ 42,937    $      -
      Proceeds from issuance of notes
        payable to Thermo Electron
        (Notes 2 and 8)                        43,800          -           -
      Repayment of short-term obligations,
        net                                    (8,671)    (7,370)       (475)
      Repayment of long-term obligations         (418)    (4,221)       (618)
      Capital contribution from Thermo
        Electron                                1,042          -           -
      Net proceeds from issuance of
        subordinated convertible
        debentures (Note 8)                         -          -      93,895
      Transfer from parent company to
        fund acquisition of Baird                   -          -      12,926
      Net transfer to parent company                -          -        (100)
                                             --------   --------    --------
    Net cash provided by financing
      activities                               35,832     31,346     105,628
                                             --------   --------    --------
    Exchange Rate Effect on Cash                 (685)      (113)       (538)
                                             --------   --------    --------
    Increase (Decrease) in Cash and
      Cash Equivalents                          4,816    (50,597)    113,632
    Cash and Cash Equivalents at Beginning
      of Year                                  66,293    116,890       3,258
                                             --------   --------    --------
    Cash and Cash Equivalents at End
      of Year                                $ 71,109   $ 66,293    $116,890
                                             ========   ========    ========

    Cash Paid For:
      Interest                               $  8,677   $  6,452    $  1,285
      Income taxes                           $ 16,072   $ 10,771    $    187

                                         6PAGE

    Thermo Optek Corporation                        1997 Financial Statements

    (In thousands)                               1997        1996       1995
    ------------------------------------------------------------------------
    Noncash Activities:
      Conversion of convertible debentures $ 16,294 $ - $ - Distribution of Thermo Vision to
        shareholders (Note 1)                $ 24,614   $      -    $      -
      Transfer of acquired businesses
        from parent company                  $      -   $      -    $ 36,558

      Fair value of assets of acquired
        companies                            $ 56,797   $188,483    $ 20,901
      Cash paid for acquired companies        (46,457)   (72,065)    (12,926)
      Stock issuable to parent company for
        acquired companies                        (12)         -           -
      Due to parent company for acquired
        companies                                   -    (45,545)          -
                                             --------   --------    --------
        Liabilities assumed of acquired
          companies                          $ 10,328   $ 70,873    $  7,975
                                             ========   ========    ========

      Adjustment of purchase price due
        from parent company for companies
        acquired in 1996 (Note 2)            $  6,737   $      -    $      -
                                             ========   ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.


                                         7PAGE

    Thermo Optek Corporation                        1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1997        1996       1995
    -----------------------------------------------------------------------
    Common Stock, $.01 Par Value
      Balance at beginning of year          $    485    $    450   $      -
      Conversion of convertible debentures        11           -          -
      Issuance of Company common stock
        (Note 4)                                   -          35          -
      Capitalization of Company                    -           -        300
      Effect of three-for-two stock split          -           -        150
                                            --------    --------   --------
      Balance at end of year                     496         485        450
                                            --------    --------   --------
    Capital in Excess of Par Value
      Balance at beginning of year           222,123     215,342          -
      Conversion of convertible debentures    16,037           -          -
      Issuance of Company common stock
        (Note 4)                                 101      42,902          -
      Tax benefit related to employees'
        and directors' stock plans               204         437          -
      Capital contribution from
        Thermo Electron                        1,042           -          -
      Payment to parent company for
        acquired businesses (Note 2)               -     (36,558)         -
      Transfer of acquired businesses
        from parent company (Note 2)               -           -     36,558
      Capitalization of Company                    -           -    178,934
      Effect of three-for-two stock split          -           -       (150)
                                            --------    --------   --------
      Balance at end of year                 239,507     222,123    215,342
                                            --------    --------   --------
    Retained Earnings
      Balance at beginning of year            24,773       5,262          -
      Net income after capitalization
        of Company                            38,703      26,413      5,262
      Distribution of Thermo Vision to
        shareholders (Note 1)                (24,614)          -          -
      Deemed distribution to parent company
        for acquired companies (Note 2)       (1,762)     (6,902)         -
                                            --------    --------   --------
      Balance at end of year                  37,100      24,773      5,262
                                            --------    --------   --------
    Treasury Stock
      Balance at beginning of year                 -           -          -
      Activity under employees' and
        directors' stock plans                   (10)          -          -
                                            --------    --------   --------
      Balance at end of year                $    (10)   $      -   $      -
                                            --------    --------   --------

                                         8PAGE

    Thermo Optek Corporation                        1997 Financial Statements

    (In thousands)                             1997        1996        1995
    -----------------------------------------------------------------------
    Cumulative Translation Adjustment
      Balance at beginning of year        $     228   $     (66)  $     514
      Translation adjustment                 (6,581)        294        (580)
                                          ---------   ---------   ---------
      Balance at end of year                 (6,353)        228         (66)
                                          ---------   ---------   ---------
    Net Parent Company Investment
      Balance at beginning of year                -           -     155,661
      Net income prior to capitalization
        of Company                                -           -      10,747
      Net transfer to parent company              -           -        (100)
      Transfer from parent company to
        fund acquisition of Baird                 -           -      12,926
      Capitalization of Company                   -           -    (179,234)
                                          ---------   ---------   ---------

      Balance at end of year                      -           -           -
                                          ---------   ---------   ---------

    Total Shareholders' Investment        $ 270,740   $ 247,609   $ 220,988
                                          =========   =========   =========


    The accompanying notes are an integral part of these consolidated financial statements.

                                         9PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Optek Corporation (the Company) develops, manufactures, and markets analytical instruments that are used in the quantitative and qualitative chemical analysis of elements and molecular compounds and materials-analysis characterization and preparation. The Company's instruments are used in virtually every industry for research and development, manufacturing, and quality control.

    Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
        The Company was incorporated in August 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. After the formation of the Company, Thermo Instrument transferred to the Company all of the assets, liabilities, and businesses of Nicolet Instrument Corporation and Thermo Jarrell Ash Corporation (TJA) in exchange for 45,000,000 shares of the Company's common stock. As of January 3, 1998, Thermo Instrument owned 44,996,239 shares of the Company's common stock, representing 91% of such stock outstanding. Thermo Instrument is an 82%-owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermo Electron owned 731,072 shares of the Company's common stock, representing 1.47% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Distribution of Thermo Vision Corporation to Shareholders
        The Company had a wholly owned subsidiary, Thermo Vision Corporation, which supplied a diverse array of photonics products, including optical components, imaging sensors and systems, lasers, optically based instruments, optoelectronics, and fiber optics. On December 15, 1997, the Company distributed 100% of Thermo Vision's outstanding capital stock in the form of a dividend to the Company's shareholders. As a result of the distribution, Thermo Vision is a publicly traded, majority owned subsidiary of Thermo Instrument. The results of operations Thermo Vision have been excluded from the accompanying financial statements as of December 15, 1997.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and

                                        10PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue included in the accompanying 1997 balance sheet will be recognized within one year.

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

    Income Taxes
        The Company and Thermo Instrument have a tax allocation agreement under which both the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Instrument's and Thermo Electron's combined equity ownership of the Company were to drop below 80%, the Company would be required to file its own federal income tax return.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 11). As a result, all previously reported earnings per share have been restated. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. For periods prior to the Company's August 1995 capitalization, shares issued in connection with such capitalization have been shown as outstanding for purposes of computing earnings per share. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

    Stock Split
        All share and per share information has been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in April 1996.


                                        11PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cash and Cash Equivalents
         As of year-end 1997 and 1996, $28,130,000 and $55,007,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, the Company's cash equivalents also include investments in commercial paper and short-term certificates of deposit held by the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------

    Raw materials and supplies                            $32,129   $34,381
    Work in process                                        11,538    13,557
    Finished goods                                         20,678    26,354
                                                          -------   -------

                                                          $64,345   $74,292
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




                                        12PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

        Property, plant, and equipment consists of the following:

    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------
    Land                                                  $ 8,057   $ 8,069
    Buildings                                              34,368    33,573
    Machinery, equipment, and leasehold improvements       40,361    41,654
                                                          -------   -------
                                                           82,786    83,296

    Less: Accumulated depreciation and amortization        27,573    23,271
                                                          -------   -------
                                                          $55,213   $60,025
                                                          =======   =======

    Patents and Other Assets
        Patents and other assets in the accompanying balance sheet includes the costs of acquired patents that are amortized using the straight-line method over their estimated useful lives, which range from 12 to 13 years. These assets were $6,335,000 and $7,527,000, net of accumulated amortization of $7,091,000 and $6,102,000, at year-end 1997 and 1996, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $1,199,000 and $1,931,000, net of accumulated amortization of $1,101,000 and $608,000, at year-end 1997 and 1996, respectively. Deferred debt costs are amortized through the maturity of the related debt in 2000.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $20,993,000 and $14,518,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

                                        13PAGE

    Thermo Optek Corporation                        1997 Financial Statements

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

    Forward Contracts
        The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French francs, and Swiss francs. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

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

    Presentation
        The historical information for 1996 has been restated to reflect the July 1997 acquisition of VG Systems Limited, which has been accounted for at historical cost in a manner similar to a pooling of interests (Note
    2).
        Certain amounts in 1995 have been reclassified to conform to the 1997 financial statement presentation.

    2.  Acquisitions

    Acquisitions Effective in 1997
        In March 1997, Thermo Instrument acquired approximately 95% of the outstanding shares of Life Sciences International PLC (LSI), a London Stock Exchange-listed company. Subsequently, Thermo Instrument acquired the remaining shares of LSI's capital stock. In July 1997, the Company agreed to acquire Spectronic Instruments, Inc., a former LSI subsidiary, from Thermo Instrument. Spectronic is a Rochester, New York-based supplier of ultraviolet/visible (UV/Vis) spectroscopy instruments and accessories, fluorescence instruments, and diffraction

                                        14PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

    gratings for industrial and educational markets worldwide. The purchase price for Spectronic consisted of: (i) $20,150,000 in cash, (ii) 1,000 shares of the Company's common stock valued at $12,000, and (iii) the assumption of $19,700,000 of debt payable to Thermo Instrument. The purchase price represents the sum of the net tangible book value of Spectronic as of June 28, 1997, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences, based on the aggregate 1996 revenues of Spectronic relative to Life Sciences' 1996 consolidated revenues. The cash portion of the purchase price was paid in September 1997 together with interest calculated at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, from June 28, 1997. The 1,000 shares of common stock to be issued to Thermo Instrument will be issued when they are listed for trading on the American Stock Exchange.
        Because the Company and Spectronic were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of Spectronic from March 12, 1997, the date the business was acquired by Thermo Instrument, and the shares issuable to Thermo Instrument have been deemed outstanding from that date. The purchase price included $1,762,000 for the increase in net book value from the date Spectronic was acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo Instrument for the earnings of Spectronic from the date of the acquisition by Thermo Instrument until the date of transfer to the Company.
        During 1997, the Company acquired four additional companies, for an aggregate $7,566,000 in cash, which were accounted for using the purchase method of accounting. Two of the companies were acquired by Thermo Vision for $7,400,000. To fund one of those acquisitions, Thermo Vision borrowed $3,800,000 from Thermo Electron pursuant to a promissory note. The promissory note is payable by Thermo Vision, and is not an obligation of the Company. The Company also acquired a former Singapore sales and service organization of the Scientific Instruments Division of Fisons plc (Fisons) from Thermo Instrument for the assumption of $585,000 of debt.
        To partially fund acquisitions in 1997, the Company borrowed $40,000,000 from Thermo Electron pursuant to a promissory note due August 1998 (Note 8).

    Acquisitions Effective in 1996
        On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses constituting Fisons, a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. (RPR). In July 1997, the Company agreed to acquire VG Systems, a business formerly part of Fisons, from Thermo Instrument for $45,545,000 in cash. In November 1996, the Company acquired two businesses that were formerly a part of Fisons, A.R.L. Applied Research Laboratories S.A. (ARL) and VG Elemental, from Thermo Instrument for an aggregate $55,196,000 in cash and the assumption of

                                        15PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

    $16,593,000 of debt. The purchase price for these acquisitions was determined based on the net tangible book value of ARL, VG Elemental, and VG Systems at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of the Fisons businesses. VG Systems manufactures instrumentation and equipment for materials- and surface-science analysis, ARL is a manufacturer of X-ray fluorescence instruments and Arc/Spark spectrometers, and VG Elemental is a manufacturer of inductively coupled plasma (ICP)/mass spectroscopy instruments.
        In December 1997, Thermo Instrument and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the Fisons acquisition pertaining to determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to Thermo Instrument that included interest from the date of acquisition. The Company has recorded a receivable from Thermo Instrument totaling $7,257,000 at January 3, 1998, which represents the Company's share of the refund received by Thermo Instrument. The Company has recorded $5,884,000 of the refund as a reduction of cost in excess of net assets of acquired companies. Of the remainder, $853,000 represents payment for uncollected accounts receivable acquired by the Company that were guaranteed by RPR, and $520,000 represents interest income on the refund from the date of acquisition. The receivable from Thermo Instrument is included in due from parent company and affiliated companies in the accompanying 1997 balance sheet.
        Because the Company, VG Systems, ARL, and VG Elemental were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transactions have been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of VG Systems, ARL, and VG Elemental from March 29, 1996, the date these businesses were acquired by Thermo Instrument. The purchase price of VG Systems included $6,902,000 for the increase in net book value from the date the business was acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo Instrument for the earnings of VG Systems from the date of the acquisition by Thermo Instrument until the date of transfer to the Company.
        During 1996, Thermo Vision acquired two additional companies, for an aggregate $16,869,000 in cash and the assumption of $731,000 of debt, which were accounted for using the purchase method of accounting.

    Acquisitions Effective in 1995
        On December 1, 1995, Thermo Instrument acquired the assets of the analytical instruments division of Analytical Technology, Inc. (ATI). In April 1996, the Company acquired the Mattson Instruments and Unicam divisions of ATI from Thermo Instrument for $36,558,000 in cash. Mattson is a manufacturer of Fourier transform infrared (FT-IR) spectroscopy instruments and Unicam is a manufacturer of atomic absorption and UV/Vis spectroscopy instruments. Because the Company, Mattson, and Unicam were


                                        16PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

    deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the accompanying financial statements include the results of Mattson and Unicam from December 1, 1995, the date these businesses were acquired by Thermo Instrument. Because the Company had not disbursed the funds in connection with these acquisitions as of December 30, 1995, the transfer of these businesses was recorded as a contribution of capital in excess of par value as of December 1, 1995. The payment of $36,558,000 to Thermo Instrument in April 1996 was accounted for as a reduction of capital in excess of par value.
        In January 1995, TJA acquired the Analytical Instruments Division of Baird Corporation (Baird), a wholly owned subsidiary of IMO Industries Inc., for $12,926,000 in cash. Baird is a manufacturer of arc/spark and other spectrometers. This acquisition was accounted for using the purchase method of accounting.

        Excluding the Thermo Vision acquisitions, the aggregate cost of acquisitions in 1997, 1996, and 1995 exceeded the estimated fair value of the acquired net assets by $161,244,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for businesses acquired in 1997, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final purchase price allocation will differ materially from the preliminary estimates. The aggregate cost of Thermo Vision's acquisitions during this same period exceeded the estimated fair value of the acquired net assets by $11,998,000, which has been amortized over 40 years.
        Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired, on a pro forma basis, assuming the Company and Spectronic had been combined since the beginning of 1996 and the Company, VG Systems, ARL, VG Elemental, Mattson, and Unicam had been combined since the beginning of 1995. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)         1997      1996      1995
    ------------------------------------------------------------------------
    Revenues                                    $471,581  $460,675  $352,832
    Net income                                    36,825    19,532     4,658
    Earnings per share:
      Basic                                          .76       .42       .10
      Diluted                                        .72       .42       .10

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Spectronic been made at the beginning of 1996 or the acquisitions of VG Systems, ARL, VG Elemental, Mattson, and Unicam been made at the beginning of 1995.
        During 1996, the Company undertook a restructuring in connection with its acquisitions of VG Systems, ARL, and VG Elemental, effective March 1996, and Mattson and Unicam, effective December 1995. The restructuring
                                        17PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

    activities included reductions in staffing levels, abandonment of excess facilities, and other costs associated with exiting certain activities of the acquired businesses. The reserves established were recorded as costs of the respective acquisitions in accordance with Emerging Issues Task Force Pronouncement 95-3 (EITF 95-3). The Company finalized its restructuring plans for Mattson and Unicam in 1996 and for VG Systems, ARL, and VG Elemental in the first quarter of 1997.
        A summary of the changes in the acquisition reserves is as follows:

                                                              VG Elemental,
                                                 Mattson and       ARL, and
    (In thousands)                                    Unicam     VG Systems
    -----------------------------------------------------------------------

    Balance, December 30, 1995                       $     -        $     -
    Establishment of acquisition reserves             10,878         13,022
    Payments, primarily for severance and
      abandoned facilities                            (7,350)        (5,828)
                                                     -------        -------


    Balance, December 28, 1996                         3,528          7,194

    Payments, primarily for severance and
      abandoned facilities                            (2,325)        (4,743)
    Decrease due to finalization of
      restructuring plan, recorded as
      a decrease in cost in excess of net
      assets of acquired companies                         -         (1,492)

    Other decreases, recorded as a decrease in
      cost in excess of net assets of acquired
      companies                                         (115)             -
                                                     -------        -------

    Balance, January 3, 1998, for ongoing
      severance and abandoned-facility payments      $ 1,088        $   959
                                                     =======        =======
        As of year-end 1997 and 1996, the Company had accrued a total of $3,905,000 and $12,753,000, respectively, for restructuring costs for all of its acquisitions, including those discussed above. These reserves are included in other accrued expenses in the accompanying balance sheet.

    3.  Employee Benefit Plans


    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others, adopted in 1995 and 1997, that permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board


                                        18PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under the plans are determined by the Board Committee. Generally, options granted are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.
        A summary of the Company's stock option activity is as follows:

                                       1997                     1996
                               --------------------      -------------------
                                          Weighted                  Weighted
                              Number       Average       Number      Average
                                  of      Exercise           of     Exercise
    (Shares in thousands)     Shares         Price       Shares        Price
    ------------------------------------------------------------------------
    Options outstanding,
      beginning of year        2,397        $10.53            -      $    -

        Granted                  332         12.95        2,511       10.53

        Exercised                 (7)        10.47            -           -

        Forfeited               (165)        10.61         (114)      10.47
                               -----                      -----
    Options outstanding,
      end of year              2,557        $10.84        2,397      $10.53
                               =====        ======        =====      ======
    Options exercisable        2,557        $10.84        2,397      $10.53
                               =====        ======        =====      ======
    Options available for grant  610                        528
                               =====                      =====

                                        19PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

        As of January 3, 1998, the options outstanding were exercisable at prices ranging from $10.38 to $14.80 and had a weighted-average remaining contractual life of 9 years. Option prices have been adjusted to reflect the reduction in the Company's net assets resulting from the distribution of Thermo Vision to the Company's shareholders pursuant to the guidance of EITF 90-9 "Changes to Fixed Employee Stock Option Plans as a Result of Equity Restructuring."

    Employee Stock Purchase Program
    -------------------------------
        Effective November 1, 1997, substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1997, the program was sponsored by Thermo Instrument and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                1997        1996
    -----------------------------------------------------------------------
    Net income:
      As reported                                       $38,703     $26,413
      Pro forma                                          37,681      25,538
    Basic earnings per share:
      As reported                                           .80         .56
      Pro forma                                             .78         .54
    Diluted earnings per share:
      As reported                                           .75         .55
      Pro forma                                             .73         .53

                                        20PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

        Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The weighted average fair value per share of options granted was $4.73 and $4.98 in 1997 and 1996, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                           1997        1996
    -----------------------------------------------------------------------

    Volatility                                              28%         26%
    Risk-free interest rate                                5.8%        6.8%
    Expected life of options                          5.2 years   7.7 years

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

    401(k) Savings Plans
        Substantially all of the Company's full-time U.S. employees are eligible to participate in 401(k) savings plans sponsored by Thermo Electron and certain subsidiaries. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions to the 401(k) plans are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,711,000, $1,242,000, and $1,106,000 in 1997, 1996, and 1995,
    respectively.

    4.  Common Stock

        In June and July 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $13.50 per share for net proceeds of $42,937,000.
        At January 3, 1998, the Company had reserved 9,076,329 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

                                        21PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Domestic                                    $40,811   $29,532   $23,205
    Foreign                                      26,498    15,565     4,294
                                                -------   -------   -------
                                                $67,309   $45,097   $27,499
                                                =======   =======   =======

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                   $14,044   $10,443   $ 8,227
      State                                       2,677     2,102     1,658
      Foreign                                     9,223     6,493     1,975
                                                -------   -------   -------
                                                 25,944    19,038    11,860
                                                -------   -------   -------
    Net deferred (prepaid):
      Federal                                       924      (211)     (435)
      State                                         196       (45)      (92)
      Foreign                                     1,542       (98)      157
                                                -------   -------   -------
                                                  2,662      (354)     (370)
                                                -------   -------   -------
                                                $28,606   $18,684   $11,490
                                                =======   =======   =======

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $204,000 and $437,000 of such benefits that have been allocated to capital in excess of par value in 1997 and 1996, respectively. In addition, the provision for income taxes that is currently payable also does not reflect $3,223,000 and $1,000,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1997 and 1995, respectively.


                                        22PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                            $23,558   $15,784   $ 9,625
    Increases (decreases) resulting from:
      State income taxes, net of federal
        tax                                       1,867     1,337     1,018
      Amortization of cost in excess of
        net assets of acquired companies          1,295     1,013       894
      Net foreign losses not benefited
        and tax rate differential                 1,491       947       629
      Tax benefit of foreign sales
        corporation                                (704)     (606)     (659)
      Other, net                                  1,099       209       (17)
                                                -------   -------   -------
                                                $28,606   $18,684   $11,490
                                                =======   =======   =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1997      1996
    -------------------------------------------------------------
    Prepaid income taxes:
      Foreign tax loss carryforwards            $12,176   $14,063
      Reserves and accruals                       4,317     5,917
      Inventory basis difference                  4,113     4,698
      Accrued compensation                          920     1,107
      Other, net                                    284     3,532
                                                -------   -------
                                                 21,810    29,317
      Less: Valuation allowance                  12,176    14,063
                                                -------   -------
                                                $ 9,634   $15,254
                                                =======   =======

    Deferred income taxes:
      Depreciation                              $ 7,547   $ 7,045
      Intangible assets                           2,980     3,088
      Other, net                                  1,929     3,732
                                                -------   -------
                                                $12,456   $13,865
                                                =======   =======

                                        23PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The valuation allowance relates to the uncertainty surrounding the use of foreign tax loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. As of January 3, 1998, Unicam had tax loss carryforwards in the U.K. of $29,000,000 that are subject to review and adjustment by the U.K. Inland Revenue Service as a result of the acquisition of the analytical instruments division of ATI by Thermo Instrument. These and additional foreign tax loss carryforwards of $7,800,000 can be used only to offset taxable income generated in certain foreign countries. The loss carryforwards generally do not expire. The decrease in the valuation allowance results from the decrease in foreign net operating loss carryforwards, primarily due to a change in foreign tax rates, utilization and expiration, and currency fluctuations. Any tax benefit resulting from use of the loss carryforwards will be recorded as a reduction of cost in excess of net assets of acquired companies.
        A provision has not been made for U.S. or additional foreign taxes on $34,800,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

    6.  Commitments and Contingency

    Commitments
        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $10,405,000, $7,147,000, and $3,154,000 in 1997, 1996, and 1995, respectively. Future minimum payments due under noncancellable operating leases at January 3, 1998, are $7,367,000 in 1998; $5,959,000 in 1999; $3,764,000 in 2000;
    $3,149,000 in 2001; $3,009,000 in 2002; and $12,408,000 in 2003 and
    thereafter. Total future minimum lease payments are $35,656,000.

    Contingency
        Prior to Nicolet's acquisition by the Company, the Wisconsin Department of Natural Resources (DNR) notified Nicolet that the DNR had begun a remedial investigation to determine the extent of releases of hazardous substances from the Refuse Hideaway Landfill located in Middleton, Wisconsin (the Landfill), and that Nicolet was a potential responsible party (PRP) with regard to the Landfill. Approximately 50 other parties were also notified of their potential PRP status. The Environmental Protection Agency (EPA) subsequently added the Landfill to its National Priorities List under the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA). In February 1995, the EPA and the DNR recommended that various remediation efforts be made at the Landfill at an estimated cost of approximately $5.2 million, and the Company expects that such agencies will also seek to recover their oversight costs and expenses related to the site. Under CERCLA, responsible parties can include current and previous owners of a site, generators of hazardous substances disposed of at a site, and


                                        24PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Commitments and Contingency (continued)

    transporters of hazardous substances to a site. Each responsible party can be jointly and severally liable, without regard to fault or negligence, for all costs associated with the remediation of the site. Although the Company believes that the quantity of materials generated by Nicolet and transported to the Landfill is relatively small in comparison to that of other named PRPs, there can be no assurance as to the exact amount, if any, for which Nicolet will be held responsible by the EPA and the DNR for costs associated with remediation of the Landfill.
        In connection with the organization of the Company, Thermo Instrument agreed to indemnify the Company for any cash damages resulting from this matter. Notwithstanding this indemnification, the Company would be required to report any such damages as an expense in its results of operations, with any indemnification payment it receives from Thermo Instrument being treated as a contribution to shareholders' investment. In the opinion of management, resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

    7.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.2% of the Company's revenues in 1995. For these services, the Company was charged $4,669,000, $4,002,000, and $2,546,000 in 1997, 1996,
    and 1995, respectively. Beginning in fiscal 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Operating Leases
        The Company leases office and manufacturing space to ThermoSpectra Corporation and Nicolet Biomedical Inc., subsidiaries of Thermo Instrument and Thermo Electron, respectively, pursuant to an arrangement whereby the Company charges ThermoSpectra and Nicolet Biomedical their


                                        25PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related-party Transactions (continued)

    allocated share of the occupancy expenses of the Company's Wisconsin facility, based on the space ThermoSpectra and Nicolet Biomedical use. The Company recorded operating lease income of $906,000, $913,000, and $898,000 in 1997, 1996, and 1995, respectively, which is deducted from selling, general, and administrative expenses in the accompanying statement of income. These leases are effective until December 31, 1998, but may be terminated by ThermoSpectra and Nicolet Biomedical upon 30 days' prior notice to the Company.

    Due from Thermo Vision Corporation
        Thermo Vision borrowed $3,947,000 from the Company pursuant to promissory notes due February 2000. This notes bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes was 5.76% at year-end 1997.

    Other Related-party Transactions
        The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Sales of products to such affiliated companies totaled $13,237,000, $35,701,000, and $5,280,000 in 1997, 1996, and 1995, respectively. Purchases of products from such affiliated companies totaled $8,007,000, $8,696,000, and $1,720,000 in 1997, 1996, and 1995, respectively.
        The increase in related-party sales in 1996 results from the Company's acquisitions of ARL and VG Elemental. Throughout most of 1996, the marketing and ultimate resale of products manufactured by these businesses were performed by business units that were formerly part of the Fisons businesses and that were acquired by Thermo Instrument. These products were sold at prices and commercial terms that were representative of transactions with unaffiliated parties. In late 1996, the Company began selling these products through its existing distribution channels and, therefore, the amount of related-party sales declined in 1997.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Short-term Obligations
        See Note 8 for short-term obligations of the Company held by Thermo Electron.

    8.  Short- and Long-term Obligations

    Short-term Obligations
        To partially fund the July 1997 acquisitions of VG Systems and Spectronic from Thermo Instrument, the Company borrowed $40,000,000 from Thermo Electron pursuant to a promissory note due August 1998 and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for this

                                        26PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Short- and Long-term Obligations (continued)

    note was 5.76% at year-end 1997. The note is included in notes payable and current maturities of long-term obligations in the accompanying 1997 balance sheet.
        Notes payable and current maturities of long-term obligations in the accompanying balance sheet also includes $16,253,000 and $27,097,000 at year-end 1997 and 1996, respectively, of amounts borrowed under lines of credit by the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 5.3% and 4.5% at year-end 1997 and 1996, respectively. Unused lines of credit were $39,373,000 at year-end 1997.

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands except per share amounts)                 1997       1996
    -----------------------------------------------------------------------
    5% Subordinated convertible debentures,
      due 2000, convertible at $13.95 and $14.85
      per share in 1997 and 1996, respectively           $79,956    $96,250
    Other                                                  1,939      1,039
                                                         -------    -------

                                                          81,895     97,289
    Less: Current maturities                                 495        511
                                                         -------    -------

                                                         $81,400    $96,778
                                                         =======    =======

        During 1997, $16,294,000 principal amount of the 5% subordinated convertible debentures were converted into 1,111,316 shares of the Company's common stock. The debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. The conversion price of the debentures was reduced to $13.95 per share, effective December 15, 1997, as a result of the distribution of Thermo Vision to the Company's shareholders.
        The annual requirements of long-term obligations as of January 3, 1998, are $495,000 in 1998; $482,000 in 1999; $80,415,000 in 2000;
    $250,000 in 2001; $42,000 in 2002; and $211,000 in 2003 and thereafter.
    Total future requirements of long-term obligations are $81,895,000.
        The fair value of the Company's 5% subordinated convertible debentures was $89,759,000 and $96,250,000 at year-end 1997 and 1996, respectively. The carrying amount of the Company's other long-term obligations approximates fair value at year-end 1997 and 1996. The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.

                                        27PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, due from parent company and affiliated companies, notes payable and current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, long-term obligations, and forward foreign exchange contracts. The carrying amounts of these financial instruments, with the exception of long-term obligations and forward foreign exchange contracts, approximate fair value as a result of their short-term nature. See Note 8 for fair value information pertaining to the Company's long-term obligations.
        The Company had forward foreign exchange contracts of $25,718,000 and $2,411,000 outstanding at year-end 1997 and 1996, respectively. The fair value of such contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates. The fair value of the Company's forward foreign exchange contracts receivable was $922,000 and $63,000 at year-end 1997 and 1996, respectively.
    10. Geographical Information

        The Company is engaged in one business segment: developing, manufacturing, and selling analytical instruments. The following table shows data for the Company by geographical area.

    (In thousands)                               1997       1996        1995
    ------------------------------------------------------------------------
    Revenues:
        United States                       $266,477    $207,361    $152,282
        United Kingdom                       128,462     117,664      20,013
        Switzerland                           43,492      36,489           -
        Other Europe                          72,040      55,726      41,212
        Japan                                 21,486      25,401      26,377
        Other                                 17,664      13,084       4,976
        Transfers among geographical
          areas (a)                          (82,686)    (55,557)    (32,708)
                                            --------    --------    --------
                                            $466,935    $400,168    $212,152
                                            ========    ========    ========
    Income before provision for
      income taxes:
        United States (b)                   $ 43,795    $ 29,251    $ 22,834
        United Kingdom                        17,651       9,119         951
        Switzerland                            7,747       4,690           -
        Other Europe                           2,932         504       2,794
        Japan                                    (87)      2,064       1,543
        Other                                    242         901         313
                                            --------    --------    --------
        Total operating income                72,280      46,529      28,435
        Interest expense, net                 (4,971)     (1,432)       (936)
                                            --------    --------    --------
                                            $ 67,309    $ 45,097    $ 27,499
                                            ========    ========    ========

                                        28PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Geographical Information (continued)

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------

    Identifiable assets:
        United States (c)                       $281,139  $294,646  $340,566
        United Kingdom                           149,502   149,459    45,208
        Switzerland                               48,314    50,397         -
        Other Europe                              42,648    37,567    27,574
        Japan                                     14,775    15,222    15,895
        Other                                     10,093     8,183     3,639
                                                --------  --------  --------

                                                $546,471  $555,474  $432,882
                                                ========  ========  ========

    Export revenues included in United
      States revenues above (d):
        Europe                                  $ 32,165  $ 29,390  $ 22,001
        Asia                                      38,869    40,138    30,770
        Other                                     15,525    14,752    14,317
                                                --------  --------  --------

                                                $ 86,559  $ 84,280  $ 67,088
                                                ========  ========  ========

    (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (b) Includes corporate general and administrative expenses.
    (c) Includes corporate cash and cash equivalents.
    (d) In general, export sales are denominated in U.S. dollars.







                                        29PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)        1997      1996      1995
    -----------------------------------------------------------------------
    Basic
    Net income                                  $38,703   $26,413   $16,009
                                                -------   -------   -------

    Weighted average shares                      48,594    46,905    45,000
                                                -------   -------   -------

    Basic earnings per share                    $   .80   $   .56   $   .36
                                                =======   =======   =======
    Diluted
    Net income                                  $38,703   $26,413   $16,009
    Effect of:
      Convertible debentures                      2,818     2,839         -
                                                -------   -------   -------

    Income available to common
      shareholders, as adjusted                 $41,521   $29,252   $16,009
                                                -------   -------   -------

    Weighted average shares                      48,594    46,905    45,000
    Effect of:
      Convertible debentures                      6,345     6,481         -
      Stock options                                 247        85         -
                                                -------   -------   -------

    Weighted average shares, as adjusted         55,186    53,471    45,000
                                                -------   -------   -------
    Diluted earnings per share                  $   .75   $   .55   $   .36
                                                =======   =======   =======

        The computation of diluted earnings per share for 1995 excludes the effect of assuming the conversion of the Company's 5% subordinated convertible debentures because the effect would be antidilutive.



                                        30PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                     First(a)    Second         Third       Fourth
    ----------------------------------------------------------------------

    Revenues              $106,175     $117,017      $118,216     $125,527
    Gross profit            49,391       53,858        54,457       56,739
    Net income               8,898        9,779         9,668       10,358
    Earnings per share:
      Basic                    .18          .20           .20          .21
      Diluted                  .17          .19           .19          .20

    1996                      First(b)    Second        Third       Fourth
    ----------------------------------------------------------------------

    Revenues              $ 69,668     $107,888      $105,806     $116,806
    Gross profit            33,908       45,835        47,231       49,307
    Net income               4,296        6,057         7,401        8,659
    Earnings per share:
      Basic                    .10          .13           .15          .18
      Diluted                  .10          .13           .15          .17

    (a) Reflects the acquisition of Spectronic, effective March 1997.
    (b) Reflects the acquisition of VG Systems, ARL, and VG Elemental, effective March 1996.



                                        31PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Optek Corporation:

        We have audited the accompanying consolidated balance sheet of Thermo Optek Corporation (a Delaware corporation and 91%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Optek Corporation and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 17, 1998



                                        32PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

    Overview

        Prior to 1996, the Company's principal operating units included Thermo Jarrell Ash Corporation (TJA), a manufacturer and distributor of atomic absorption (AA) and atomic emission (AE) spectrometry products based in Franklin, Massachusetts, and Nicolet Instrument Corporation, a manufacturer and distributor of Fourier transform infrared (FT-IR) and FT-Raman spectrometry products based in Madison, Wisconsin. During 1996 and 1997, the Company acquired several companies, summarized below, which significantly increased its operations.
        The Company's strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement and augment its existing product lines. In February 1996, the Company's former Thermo Vision subsidiary acquired Oriel Corporation, a manufacturer and distributor of optoelectronic instruments and components, and Corion Corporation, a manufacturer of commercial optical filters. Effective March 29, 1996, the Company acquired A.R.L. Applied Research Laboratories S.A. (ARL), a manufacturer of wavelength-dispersive X-ray fluorescence instruments and Arc/Spark atomic emission spectroscopy instruments; VG Elemental, a manufacturer of inductively coupled plasma/mass spectroscopy instruments; and VG Systems Limited, a manufacturer of instrumentation and equipment for materials- and surface-science analysis, from Thermo Instrument (Note 2). Effective March 12, 1997, the Company acquired Spectronic Instruments Inc., a supplier of UV/Vis spectrophotometers and accessories, fluorescence instruments, and diffraction gratings, from Thermo Instrument (Note 2).
        In December 1997, the Company distributed 100 percent of its Thermo Vision subsidiary's outstanding capital stock in the form of a dividend to the Company's shareholders (Note 1). Thermo Vision designs, manufactures, and markets a diverse array of photonics products, including optical components, imaging sensors and systems, lasers, optically based instruments, optoelectronics, and fiber optics. As a result of the distribution, Thermo Vision is a publicly traded, majority owned subsidiary of Thermo Instrument. The consolidated financial statements of the Company include the results of operations for Thermo Vision through December 15, 1997. Thermo Vision, which includes Oriel and Corion, had revenues of $39.7 million, $30.5 million, and $6.0 million in 1997, 1996, and 1995, respectively.

                                        33PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

        The Company sells its products worldwide. During 1997, the Company's U.S. and foreign operations had revenues to customers in Asia of approximately 22% of total revenues. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. Revenues to customers in South Korea, Taiwan, Singapore, Malaysia, and Indonesia represented approximately 5% of the Company's total revenues. The Company's sales to Asia could be adversely affected by the unstable economic conditions there. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

    Results of Operations

    1997 Compared With 1996
        Revenues increased 17% to $466.9 million in 1997 from $400.2 million in 1996, primarily due to the acquisitions of ARL, VG Elemental, and VG Systems, effective March 29, 1996, and Spectronic, effective March 12, 1997 (Note 2). Acquisitions added revenues of $81.2 million in 1997. Increased revenues as a result of greater product demand at Nicolet were more than offset by the inclusion in 1996 of several large nonrecurring sales to the Chinese and Japanese governments, by a decrease in demand for elemental products in Japan, and the elimination of certain unprofitable product lines at companies acquired in late 1995 and 1996. Revenues decreased $12.7 million due to the unfavorable effects of currency translation as a result of the strengthening in value of the U.S. dollar relative to currencies in foreign countries in which the Company operates. In addition, the distribution of Thermo Vision to the Company's shareholders in December 1997 resulted in a reduction in 1997 revenues of $1.2 million compared with 1996.
        The gross profit margin increased to 46% in 1997 from 44% in 1996, primarily due to margin improvements at ARL and VG Systems and, to a lesser extent, the inclusion of higher-margin Spectronic revenues, specifically from its gratings products.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 24% in 1997 from 26% in 1996, primarily due to reduced selling and administrative costs at its Mattson and Unicam businesses. In addition, selling, general, and administrative expenses as a percentage of revenues were favorably impacted by the integration of ARL and VG Elemental products into the Company's existing North American and European distribution channels beginning in late 1996, without the addition of significant incremental costs.
        Research and development expenses as a percentage of revenues were unchanged at 6% in 1997 and 1996.
        Interest income decreased to $4.4 million in 1997 from $5.5 million in 1996, primarily due to lower invested cash balances as a result of

                                        34PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    cash used to fund acquisitions. Interest expense increased to $9.4 million in 1997 from $6.9 million in 1996, primarily due to interest paid to Thermo Instrument in connection with the acquisitions of VG Systems and Spectronic (Note 2); interest expense incurred on borrowings from Thermo Electron to finance the acquisitions of VG Systems and Spectronic (Note 2); and the inclusion of interest on short- and long-term borrowings at acquired businesses. These increases in interest expense were offset in part by the effect of the conversion of a portion of the Company's subordinated convertible debentures in the fourth quarter of 1997.
        The effective tax rate was 42.5% in 1997, compared with 41.4% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies, and the inability to provide a tax benefit on foreign losses, offset in part by the tax benefit associated with a foreign sales corporation.
        The Company is involved in a proceeding relating to the cleanup of a contaminated landfill (Note 6).
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    1996 Compared With 1995
        Revenues increased 89% to $400.2 million in 1996 from $212.2 million in 1995, primarily as a result of the inclusion of $186.7 million from acquisitions (Note 2). To a lesser extent, revenues increased due to greater product demand, primarily at Nicolet. These increases were offset in part by a decrease of $6.6 million in revenues due to the unfavorable effects of currency translation as a result of the strengthening in value of the U.S. dollar relative to currencies in foreign countries in which the Company operates.
        The gross profit margin declined to 44% in 1996 from 49% in 1995, primarily due to the inclusion of lower-margin revenues from acquired businesses.


                                        35PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
    1996 Compared With 1995 (continued)
        Selling, general, and administrative expenses as a percentage of revenues decreased to 26% in 1996 from 29% in 1995, primarily due to the acquisitions of ARL, VG Elemental, and VG Systems. Prior to their acquisition by the Company and throughout most of 1996, ARL and VG Elemental sold products primarily to other business units formerly part of the Scientific Instruments Division of Fisons plc for marketing and ultimate resale to the customer, and thus the Company's results for 1996 exclude selling, general, and administrative costs relating to these sales. In late 1996, the Company began distributing these products primarily through its existing distribution channels.
        Research and development expenses as a percentage of revenues were unchanged at 6% in 1996 and 1995.
        Interest income increased to $5.5 million in 1996 from $1.5 million in 1995 as a result of interest income earned on the invested proceeds from the Company's October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures and June and July 1996 initial public offering of common stock, offset in part by a reduction in interest income as a result of cash expended for acquisitions. Interest expense increased to $6.9 million in 1996 from $2.5 million in 1995, primarily due to interest expense incurred on the Company's 5% subordinated convertible debentures.
        The effective tax rate was relatively unchanged at 41.4% in 1996, compared with 41.8% in 1995. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies, and the inability to provide a tax benefit on foreign losses, offset in part by the tax benefit associated with a foreign sales corporation.

    Liquidity and Capital Resources

        Consolidated working capital was $69.4 million at January 3, 1998, compared with $57.0 million at December 28, 1996. Included in working capital are cash and cash equivalents of $71.1 million at January 3, 1998, and $66.3 million at December 28, 1996. During 1997, $66.9 million of cash was provided by operating activities. The Company used
    $7.7 million of cash to fund an increase in accounts receivable to support the distribution of ARL and VG Elemental products through certain of the Company's distribution channels. This change in distribution also contributed to a reduction in amounts due to affiliated companies of $18.6 million.
        The Company's investing activities used $97.2 million of cash in 1997. The Company expended an aggregate of $91.1 million, net of cash acquired for acquisitions (Note 2). In addition, the Company spent $7.3 million for the purchase of property, plant, and equipment and for 1998, the Company plans to make capital expenditures of approximately $10 million.
        The Company's financing activities provided $35.8 million of cash in 1997. In August 1997, the Company borrowed $40.0 million from Thermo Electron to partially finance the acquisitions of VG Systems and


                                        36PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    Spectronic from Thermo Instrument (Notes 2 and 8). The Company used the proceeds from the note and available cash to pay Thermo Instrument for these acquisitions. During 1997, the Company repaid $9.1 million of short- and long-term borrowings.
        Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.



                                        37PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

        Risks Associated with Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Certain businesses the Company has acquired in the past have had low levels of profitability, and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company.

        Possible Adverse Effect from Consolidation in the Environmental Market and Changes in Environmental Regulations. One of the largest markets for the Company's products is environmental analysis. In recent years, there has been a contraction in the market for analytical instruments used for environmental analysis. This contraction has caused consolidation in the businesses serving this market. Further consolidation or contraction may have an adverse impact on certain of the Company's businesses. In addition, most air, water, and soil analysis is conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection

                                        38PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                           Forward-looking Statements

    required for that analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.

        Possible Adverse Impact of Significant International Operations. Sales outside the United States accounted for approximately 63% of the Company's revenues in 1997, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. or foreign export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.
        During 1997, the Company's U.S. and foreign operations had revenues to customers in Asia of approximately 22% of total revenues. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. Revenues to customers in South Korea, Taiwan, Singapore, Malaysia, and Indonesia represented approximately 5% of the Company's total revenues. The Company's sales to Asia could be adversely affected by the unstable economic conditions there.

        Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's competitors include large multinational corporations and their operating units, including The Perkin-Elmer Corporation, Varian Associates, Inc., Bruker Instruments, Inc., Shimadzu Corporation, and Hewlett-Packard Co. These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the

                                        39PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                           Forward-looking Statements

    Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

        Risks Associated with Protection, Defense, and Use of Intellectual Property. The Company holds patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

        Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.

                                        40PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                           Forward-looking Statements

        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.




                                        41PAGE

    Thermo Optek Corporation                        1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)        1997(a)   1996(b)    1995(c)    1994      1993
    -------------------------------------------------------------------------

    Statement of Income Data:
    Revenues              $466,935  $400,168   $212,152   $165,398  $161,006
    Net income              38,703    26,413     16,009     14,423    15,372
    Earnings per share:
      Basic                    .80       .56        .36        .32       .34
      Diluted                  .75       .55        .36        .32       .34

    Balance Sheet Data:
    Working capital       $ 69,379  $ 56,960   $144,541   $ 33,429  $ 31,448
    Total assets           546,471   555,474    432,882    230,606   229,034
    Long-term
      obligations           81,400    96,778    101,079      1,037     8,589
    Shareholders'
      investment           270,740   247,609    220,988    156,175   146,918
    _______________

    (a) Includes the acquisition of Spectronic effective March 1997.
    (b) Includes the acquisitions of ARL, VG Elemental, and VG Systems effective March 1996 and the net proceeds from the Company's initial public offering in June and July 1996.
    (c) Includes the January 1995 acquisition of Baird and the acquisitions of Mattson and Unicam effective December 1995. Also reflects the issuance in October 1995 of $96,250,000 principal amount of 5% convertible subordinated debentures due 2000.





                                        42PAGE

    Thermo Optek Corporation                        1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol TOC. The following table sets forth the high and low sale prices of the Company's common stock since June 7, 1996, the date the Company's common stock began trading on the exchange, as reported in the consolidated transaction reporting system.

                               1997                          1996
                       --------------------          --------------------
    Quarter               High          Low             High          Low
    ---------------------------------------------------------------------
    First              $14 3/4      $10 7/8
    Second              13 7/8       10 3/4          $14          $12
    Third               19 5/8       11 1/8           15 1/4       10 3/4
    Fourth              19           13 1/4           14 7/8       10 1/2

        As of January 30, 1998, the Company had 70 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $13 5/8 per share.

    Shareholder Services
        Shareholders of Thermo Optek Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Optek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/toc1.html).

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

                                        43PAGE

    Thermo Optek Corporation                        1997 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Optek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 9 a.m. at the Hyatt Regency Hotel, Scottsdale, Arizona.





