Form 10-K, Exhibit 13
period 1999-01-02
THERMO OPTEK CORP
filed 1999-03-19
CIK 1012368

Exhibit 13

















                            Thermo Optek Corporation

                        Consolidated Financial Statements

                                      1998



Thermo Optek Corporation                                                        1998 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                        1998       1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Revenues (Notes 7 and 11)                                                  $447,301   $512,464    $ 446,583
                                                                           --------   --------    ---------

Costs and Operating Expenses:
  Cost of revenues (Note 9)                                                 240,613    276,998      251,450
  Selling, general, and administrative expenses (Note 7)                    111,909    126,750      119,516
  Research and development expenses                                          24,963     30,861       26,831
  Restructuring costs (Note 9)                                                8,026          -            -
                                                                           --------    -------    ---------

                                                                            385,511    434,609      397,797
                                                                           --------    -------    ---------

Operating Income                                                             61,790     77,855       48,786

Interest Income (includes $357 and $564 from related party in                 4,490      4,448        5,536
  1998 and 1997; Note 7)
Interest Expense (includes $1,346 and $1,896 to related parties              (7,254)   (10,197)      (7,630)
                                                                           --------    -------    ---------
  in 1998 and 1997; Note 8)

Income Before Provision for Income Taxes and Extraordinary Item              59,026     72,106       46,692
Provision for Income Taxes (Note 5)                                          25,443     30,796       19,429
                                                                           --------    -------    ---------

Income Before Extraordinary Item                                             33,583     41,310       27,263
Extraordinary Item, Net of Provision for Income Taxes of $165                   280          -            -
                                                                           --------    -------    ---------
(Note 8)

Net Income                                                                 $ 33,863    $41,310    $  27,263
                                                                           ========    =======    =========

Earnings per Share (Note 12)
  Basic                                                                    $    .66    $   .82    $     .56
                                                                           ========    =======    =========

  Diluted                                                                  $    .63    $   .77    $     .55
                                                                           ========    =======    =========

Weighted Average Shares (Note 12)
  Basic                                                                      51,639     50,669       48,564
                                                                           ========    =======    =========

  Diluted                                                                    57,420     57,261       55,130
                                                                           ========    =======    =========













The accompanying notes are an integral part of these consolidated financial statements.

Thermo Optek Corporation                                                        1998 Financial Statements

                           Consolidated Balance Sheet
(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents                                                             $ 59,427   $ 71,245
  Accounts receivable, less allowances of $4,960 and $5,709                              105,759     99,342
  Inventories                                                                             63,697     70,095
  Prepaid expenses                                                                         6,831      7,643
  Prepaid income taxes (Note 5)                                                           10,777      9,634
  Due from parent company and affiliated companies (Note 2)                                  704      5,342
                                                                                        --------   --------

                                                                                         247,195    263,301
                                                                                        --------   --------

Property, Plant, and Equipment, at Cost, Net                                              62,894     62,741
                                                                                        --------   --------

Patents and Other Assets                                                                   6,427      7,707
                                                                                        --------   --------

Due From Thermo Vision Corporation (Note 7)                                                3,947      3,947
                                                                                        --------   --------

Cost in Excess of Net Assets of Acquired Companies (Notes 2 and 5)                       241,205    242,840
                                                                                        --------   --------

                                                                                        $561,668   $580,536
                                                                                        ========   ========

Thermo Optek Corporation                                                        1998 Financial Statements

                     Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                                         1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Notes payable and current maturities of long-term obligations (1997                   $ 22,602   $ 67,267
    includes $40,000 due to Thermo Electron; Note 8)
  Accounts payable                                                                        22,685     22,798
  Accrued payroll and employee benefits                                                   12,824     12,825
  Accrued income taxes                                                                    20,958     18,906
  Accrued installation and warranty expenses                                              15,171     19,266
  Deferred revenue                                                                        20,017     19,486
  Other accrued expenses (Note 2)                                                         35,147     35,161
                                                                                        --------   --------

                                                                                         149,404    195,709
                                                                                        --------   --------

Deferred Income Taxes (Note 5)                                                            10,546     12,456
                                                                                        --------   --------

Other Deferred Items                                                                       2,906      2,678
                                                                                        --------   --------

Long-term Obligations (Note 8)                                                            71,761     81,400
                                                                                        --------   --------

Commitments and Contingency (Note 6)

Shareholders' Investment (Notes 3 and 4):
  Common stock, $.01 par value, 100,000,000 shares authorized; 51,790,115                    518        516
    and 51,645,161 pro forma shares issued
  Capital in excess of par value                                                         265,904    263,301
  Retained earnings                                                                       69,640     35,777
  Treasury stock at cost, 479,209 and 594 shares                                          (4,459)       (10)
  Accumulated other comprehensive items                                                   (4,552)   (11,291)
                                                                                        --------   --------

                                                                                         327,051    288,293
                                                                                        --------   --------

                                                                                        $561,668   $580,536
                                                                                        ========   ========















The accompanying notes are an integral part of these consolidated financial statements.

Thermo Optek Corporation                                                        1998 Financial Statements

                      Consolidated Statement of Cash Flows
(In thousands)                                                                1998        1997       1996
------------------------------------------------------------------------ ---------- ----------- ----------

Operating Activities
  Net income                                                               $33,863    $ 41,310    $27,263
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                           8,710      10,494      9,320
      Amortization                                                           6,571       6,925      5,702
      Provision for losses on accounts receivable                              519         629      1,078
      Extraordinary item (Note 8)                                             (445)          -          -
      Deferred income tax expense (benefit)                                 (1,132)      2,662       (354)
      Other noncash items                                                    3,779       1,669      1,814
      Changes in current accounts, excluding the effects of acquisitions and distribution of Thermo Vision to shareholders:
         Accounts receivable                                                 1,035      (5,583)    (2,940)
         Inventories                                                         7,284       5,334      1,500
         Other current assets                                                1,140         442        463
         Accounts payable                                                   (3,082)     (6,260)    (9,187)
         Due to parent company and affiliated companies                     (2,243)     17,309     (8,506)
         Other current liabilities                                          (1,469)     (2,245)      (218)
      Other                                                                    233         (66)     1,543
                                                                           -------    --------    -------

           Net cash provided by operating activities                        54,763      72,620     27,478
                                                                           -------    --------    -------

Investing Activities
  Acquisitions, net of cash acquired (Note 2)                               (7,907)    (45,589)   (67,583)
  Payment to parent company for acquisitions of VG Systems in                    -     (45,545)   (36,558)
    1997 and Mattson and Unicam in 1996 (Note 2)
  Refund from parent company for acquisitions (Note 2)                       6,737           -          -
  Purchases of property, plant, and equipment                               (8,225)     (8,619)    (8,806)
  Proceeds from sale of property, plant, and equipment                       1,194       1,705          -
  Other                                                                        479         980       (359)
                                                                           -------    --------    -------

           Net cash used in investing activities                            (7,722)    (97,068)  (113,306)
                                                                           -------    --------    --------

Financing Activities
  Net proceeds from issuance of Company common stock (Note 4)                  169          79     42,937
  Proceeds from issuance (repayment) of notes payable to Thermo            (40,000)     43,800          -
    Electron (Notes 2 and 8)
  Purchases of Company common stock and subordinated convertible           (10,570)          -          -
    debentures
  Decrease in short-term obligations, net                                   (8,617)    (14,746)    (2,970)
  Repayment of long-term obligations                                        (1,655)       (418)    (4,221)
  Capital contribution from affiliated company                                 366       1,042          -
                                                                           -------    --------    -------

           Net cash provided by (used in) financing activities            $(60,307)   $ 29,757    $35,746
                                                                           --------   --------    -------


Thermo Optek Corporation                                                        1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                1998        1997       1996
------------------------------------------------------------------------ ---------- ----------- ----------

Exchange Rate Effect on Cash                                               $ 1,448    $   (735)   $  (137)
                                                                           -------    --------    -------

Increase (Decrease) in Cash and Cash Equivalents                           (11,818)      4,574    (50,219)
Cash and Cash Equivalents at Beginning of Year                              71,245      66,671    116,890
                                                                           -------    --------    -------

Cash and Cash Equivalents at End of Year                                   $59,427    $ 71,245    $66,671
                                                                           =======    ========    =======

Cash Paid For
  Interest                                                                 $ 7,336    $  9,491    $ 7,172
  Income taxes                                                             $23,661    $ 14,617    $11,331

Noncash Activities
  Conversions of convertible debentures                                    $ 1,780    $ 16,294    $     -
  Distribution of Thermo Vision to shareholders (Note 1)                   $     -    $ 24,614    $     -

  Fair value of assets of acquired companies                               $15,006    $ 56,797   $254,418
  Cash paid for acquired companies                                          (8,537)    (46,457)   (72,065)
  Stock issuable to parent company for acquired companies                        -         (12)   (23,814)
  Due to parent company for acquired companies                                   -           -    (45,545)
                                                                           -------    --------   --------

    Liabilities assumed of acquired companies                              $ 6,469    $ 10,328   $112,994
                                                                           =======    ========   ========

  Adjustment of purchase price due from parent company for                 $     -    $  6,737   $      -
                                                                           =======    ========   ========
    companies acquired in 1996 (Note 2)























The accompanying notes are an integral part of these consolidated financial statements.

Thermo Optek Corporation                                                        1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                 1998       1997        1996
------------------------------------------------------------------------- ----------- ---------- ----------

Comprehensive Income
Net Income                                                                 $ 33,863    $41,310    $ 27,263
                                                                           --------    -------    --------

Other Comprehensive Items:
  Foreign currency translation adjustment                                     6,739    (10,165)     (1,060)
                                                                           --------    -------    --------

                                                                           $ 40,602    $31,145    $ 26,203
                                                                           ========    =======    ========

Shareholders' Investment
Common Stock, $.01 Par Value:
  Balance at beginning of year                                             $    516    $   505    $    450
  Conversions of convertible debentures (Note 8)                                  2         11           -
  Issuance of Company common stock (Note 4)                                       -          -          35
  Issuance of Company common stock for acquired company (Note 2)                  -          -          20
                                                                           --------   --------    --------

  Balance at end of year                                                        518        516         505
                                                                           --------   --------    --------

Capital in Excess of Par Value:
  Balance at beginning of year                                              263,301    245,917     215,342
  Conversions of convertible debentures (Note 8)                              1,752     16,037           -
  Issuance of Company common stock (Note 4)                                     181         89      42,902
  Issuance of Company common stock for acquired companies (Note 2)                -         12      23,794
  Tax benefit related to employees' and directors' stock plans                  304        204         437
  Capital contribution from affiliated companies                                366      1,042           -
  Payment to parent company for acquired businesses (Note 2)                      -          -     (36,558)
                                                                           --------   --------    --------

  Balance at end of year                                                    265,904    263,301     245,917
                                                                           --------   --------    --------

Retained Earnings:
  Balance at beginning of year                                               35,777     20,843       5,262
  Net income                                                                 33,863     41,310      27,263
  Distribution of Thermo Vision to shareholders (Note 1)                          -    (24,614)          -
  Deemed distribution to parent company for acquired companies                    -     (1,762)    (11,682)
  (Note 2)                                                                 --------   --------    --------

  Balance at end of year                                                     69,640     35,777      20,843
                                                                           --------   --------    --------

Treasury Stock:
  Balance at beginning of year                                                  (10)         -           -
  Purchases of Company common stock                                          (4,437)         -           -
  Activity under employees' and directors' stock plans                          (12)       (10)          -
                                                                           --------   --------    --------

  Balance at end of year                                                     (4,459)       (10)          -
                                                                           --------   --------    --------

Accumulated Other Comprehensive Items:
  Balance at beginning of year                                              (11,291)    (1,126)        (66)
  Other comprehensive items                                                   6,739    (10,165)     (1,060)
                                                                           --------   --------    ---------

  Balance at end of year                                                     (4,552)   (11,291)     (1,126)
                                                                           --------   --------    ---------

                                                                           $327,051   $288,293    $ 266,139
                                                                           ========   ========    =========


The accompanying notes are an integral part of these consolidated financial statements.


Thermo Optek Corporation                                                        1998 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Optek Corporation (the Company) is a worldwide leader in analytical instruments that use a range of optical spectroscopy and energy-based techniques, and systems for materials analysis, characterization, and preparation. These instruments are used in virtually every industry for elemental and molecular analysis of a wide variety of solids, liquids, and gases, as well as in testing and fabricating advanced materials. The Company operates in two reportable segments: Spectroscopy and Materials Science.

Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
     The Company was incorporated in August 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. After the formation of the Company, Thermo
Instrument transferred to the Company all of the assets, liabilities, and businesses of Nicolet Instrument Corporation and Thermo Jarrell Ash Corporation
(TJA) in exchange for 45,000,000 shares of the Company's common stock. At
January 2, 1999, Thermo Instrument owned 47,567,689 shares of the Company's common stock, which include 2,075,342 pro forma shares relating to the acquisition of Gebrueder Haake GmbH (Haake), representing 93% of such stock outstanding. Thermo Instrument is an 85%-owned subsidiary of Thermo Electron
Corporation. At January 2, 1999, Thermo Electron owned 1,028,860 shares of the
Company's common stock, representing 2% of such stock outstanding.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal years 1998 and 1996 each include 52 weeks; fiscal 1997 included 53 weeks.

Distribution of Thermo Vision Corporation to Shareholders
      The Company had a wholly owned subsidiary, Thermo Vision Corporation, which supplied a diverse array of photonics products - light-based technologies for scientific and industrial applications including optical components, sensors and imaging systems, and optically based instruments and lasers. On December 15, 1997, the Company distributed 100% of Thermo Vision's outstanding capital stock in the form of a dividend to the Company's shareholders. As a result of the distribution, Thermo Vision is a publicly traded, majority owned subsidiary of Thermo Instrument. The results of operations of Thermo Vision after December 15,
1997, have been excluded from the accompanying financial statements.

Revenue Recognition
      The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The
Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue in the accompanying 1998 balance sheet will be recognized within one year.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents
      At year-end 1998 and 1997, $8,216,000 and $28,130,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
      The Company, along with other subsidiaries of Thermo Electron, participates in a notional pool arrangement with Barclays Bank, which includes a $71 million credit facility. The Company has access to $17.7 million under this credit facility. Only U.K.-based subsidiaries of Thermo Electron participate in this arrangement. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1998 and 1997, the Company had cash balances under this arrangement of $7,812,000 and $1,421,000, respectively.
      At year-end 1998 and 1997, the Company's cash equivalents also included investments in commercial paper and short-term certificates of deposit held by the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------
Raw Material and Supplies                                                             $30,657     $35,101
Work in Process                                                                        12,360      12,369
Finished Goods                                                                         20,680      22,625
                                                                                      -------     -------

                                                                                      $63,697     $70,095
                                                                                      =======     =======

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 10 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Land                                                                                  $ 8,926     $ 8,525
Buildings                                                                              42,028      40,394
Machinery, Equipment, and Leasehold Improvements                                       49,492      43,792
                                                                                      -------     -------

                                                                                      100,446      92,711
Less:  Accumulated Depreciation and Amortization                                       37,552      29,970
                                                                                      -------     -------

                                                                                      $62,894     $62,741
                                                                                      =======     =======

Patents and Other Assets
      Patents and other assets in the accompanying balance sheet includes the costs of acquired patents that are amortized using the straight-line method over their estimated useful lives, which range from 12 to 13 years. These assets were $5,205,000 and $6,335,000, net of accumulated amortization of $8,220,000 and $7,091,000, at year-end 1998 and 1997, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $650,000 and $1,199,000, net of accumulated amortization of $1,624,000 and $1,101,000, at year-end 1998 and 1997, respectively. Deferred debt costs are amortized through the maturity of the related debt in 2000.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method primarily over 40 years. Accumulated amortization was $26,797,000 and $21,992,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Environmental Liabilities
      The Company accrues for costs associated with the remediation of environmental pollution when it is probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated.
Any recorded liabilities have not been discounted.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Comprehensive Income
      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "Other comprehensive items," which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1998 and 1997, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

Forward Contracts
      The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French francs, and Swiss francs. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

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

Presentation
      The historical information for 1997 and 1996 has been restated to reflect the August 1998 acquisition of Haake. This acquisition has been accounted for at historical cost in a manner similar to a pooling of interests (Note 2). In addition, certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Acquisitions

Acquisitions Effective in 1998
      In August 1998, the Company purchased Scintag Inc. for $4,000,000 in cash and the assumption of approximately $892,000 of debt. Scintag, located in Cupertino, California, is a leading supplier of powder X-ray diffractometers used primarily in research laboratories for applications in metallurgy, materials science, ceramics, electronics, mineralogy, and chemistry. In addition to Scintag, during 1998, the Company acquired four businesses for an aggregate purchase price of $4,537,000 in cash and assumption of $1,126,000 of debt. These acquisitions have been accounted for using the purchase method of accounting.

Acquisitions Effective in 1997
      In March 1997, Thermo Instrument acquired Life Sciences International PLC
(LSI), a London Stock Exchange-listed company. In July 1997, the Company agreed to acquire Spectronic Instruments, Inc., a former LSI subsidiary, from Thermo
Instrument. Spectronic is a Rochester, New York-based supplier of ultraviolet/visible (UV/Vis) spectroscopy instruments and accessories, fluorescence instruments, and diffraction gratings for industrial and educational markets worldwide. The purchase price for Spectronic consisted of:
(i) $20,150,000 in cash, (ii) 1,000 shares of the Company's common stock valued at $12,000, and (iii) the assumption of $19,700,000 of debt payable to Thermo
Instrument. The purchase price represents the sum of the net tangible book value of Spectronic as of June 28, 1997, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences, based on the 1996 revenues of Spectronic relative to Life
Sciences' 1996 consolidated revenues. The cash portion of the purchase price was paid in September 1997 together with interest calculated at the 90-day
Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, from June 28, 1997. The 1,000 shares of common stock to be issued to Thermo Instrument will be issued when they are listed for trading on the American Stock Exchange.
      Because the Company and Spectronic were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of Spectronic from March 12, 1997, the date the business was acquired by Thermo Instrument, and the shares issuable to Thermo Instrument have been deemed outstanding from that date. The purchase price included $1,762,000 for the increase in net book value from the date Spectronic was acquired by Thermo
Instrument to June 28, 1997. This amount was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo Instrument for the earnings of Spectronic from the date of the acquisition by Thermo
Instrument until the date of transfer to the Company.
      During 1997, the Company acquired four additional companies, for an aggregate $7,566,000 in cash, which were accounted for using the purchase method of accounting. Thermo Vision acquired two of the companies for $7,400,000. To fund one of those acquisitions, Thermo Vision borrowed $3,800,000 from Thermo
Electron pursuant to a promissory note. The promissory note is payable by Thermo
Vision, and is not an obligation of the Company. The Company also acquired a former Singapore sales and service organization of the Scientific Instruments
Division of Fisons plc from Thermo Instrument for the assumption of $585,000 of debt.
      To partially fund acquisitions in 1997, the Company borrowed $40,000,000 from Thermo Electron pursuant to a promissory note, which was repaid in August
1998 (Note 8).

Acquisitions Effective in 1996
      On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. (RPR). In August 1998, the
Company agreed to acquire Haake, a business formerly part of Fisons, from Thermo
Instrument for 2,075,342 shares of the Company's common stock, valued at $23,814,000 at the time of the transaction, and the assumption of $10,354,000 of debt. The 2,075,342 shares of common stock to be issued to Thermo Instrument will be issued when they are listed for trading on the American Stock Exchange.
In July 1997, the Company agreed to acquire VG Systems Limited, a business formerly part of Fisons, from Thermo Instrument for $45,545,000 in cash. In
November 1996, the Company acquired two businesses that were formerly a part of Fisons, A.R.L. Applied Research

2.    Acquisitions (continued)

Laboratories S.A. (ARL) and VG Elemental Limited, from Thermo Instrument for an aggregate $55,196,000 in cash and the assumption of $16,593,000 of debt. The purchase price for these acquisitions was determined based on the net tangible book value of Haake, VG Systems, VG Elemental, and ARL at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of the Fisons businesses. Haake is a supplier of viscometry and rheometry systems used by a wide variety of manufacturers to measure the physical properties of liquid substances. Haake also manufactures mixers, extruders, post-extrusion equipment, circulators, baths, cryostats, water recirculators, and PVT analyzers. VG Systems is a manufacturer of instrumentation and equipment for materials- and surface-science analysis and fabrication. VG Elemental is a manufacturer of inductively coupled plasma (ICP)/mass spectroscopy instruments. ARL is a manufacturer of X-ray fluorescence instruments and Arc/Spark spectrometers.
      In December 1997, Thermo Instrument and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the Fisons acquisition pertaining to the determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to Thermo
Instrument that included interest from the date of acquisition. The Company recorded a receivable from Thermo Instrument totaling $7,257,000 on January 3, 1998, which represented the Company's share of the refund received by Thermo
Instrument. Payment of this amount was received in 1998. The Company recorded
$5,884,000 of the refund as a reduction of cost in excess of net assets of acquired companies. Of the remainder, $853,000 represents payment for uncollected accounts receivable acquired by the Company that were guaranteed by RPR, and $520,000 represents interest income on the refund from the date of acquisition. The receivable from Thermo Instrument is included in due from parent company and affiliated companies in the accompanying 1997 balance sheet.
      Because the Company, Haake, VG Systems, VG Elemental, and ARL were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transactions have been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of Haake, VG Systems, VG Elemental, and ARL from March 29,
1996, the date these businesses were acquired by Thermo Instrument. The purchase prices of Haake and VG Systems included $4,780,000 and $6,902,000, respectively, for the increase in net book value from the date the businesses were acquired by Thermo Instrument to July 4, 1998, and June 28, 1997, respectively. The total of these two amounts, $11,682,000, was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo Instrument for the earnings of Haake and VG Systems from the date of the acquisition by Thermo
Instrument until the dates of transfer to the Company.
      During 1996, Thermo Vision acquired two additional companies, for an aggregate $16,869,000 in cash and the assumption of $731,000 of debt, which were accounted for using the purchase method of accounting.

General
      Excluding the Thermo Vision acquisitions, the aggregate cost of acquisitions in 1998, 1997, and 1996 exceeded the estimated fair value of the acquired net assets by $132,264,000, which is being amortized primarily over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired. The aggregate cost of Thermo Vision's acquisitions during this same period exceeded the estimated fair value of the acquired net assets by $11,998,000, which had been amortized over 40 years through the date on which the Company distributed its interest in Thermo Vision.
      In connection with its acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The restructuring activities included reductions in staffing levels, abandonment of excess facilities, and other costs associated with exiting certain activities of the acquired businesses. The reserves established were recorded as costs of the respective acquisitions in accordance with Emerging Issues Task Force
Pronouncement (EITF) 95-3. The Company finalizes its restructuring plans for each business no later than one year from the date of the acquisition in accordance with the requirements of EITF 95-3. A summary of the changes in accrued acquisition expenses, which are included in other accrued expenses in the accompanying balance sheet, is:

                                                                               Abandonment
                                                                                 of Excess
(In thousands)                                                     Severance    Facilities          Total
-------------------------------------------------------------- -------------- ------------- --------------

Balance at December 30, 1995                                        $  4,781       $ 6,683       $ 11,464
  Reserves established                                                14,880         4,952         19,832
  Usage                                                              (11,619)       (4,181)       (15,800)
  Decrease due to finalization of restructuring plan,                 (1,667)       (3,526)        (5,193)
    recorded as a decrease to cost in excess of net assets
    of acquired companies                                           --------       -------       --------


Balance at December 28, 1996                                           6,375         3,928         10,303
  Reserves established                                                 1,513           640          2,153
  Usage                                                               (5,449)       (1,897)        (7,346)
  Decrease due to finalization of restructuring plan,                 (1,451)         (372)        (1,823)
    recorded as a decrease to cost in excess of net assets
    of acquired companies
  Distribution of Thermo Vision to shareholders                         (271)         (172)          (443)
                                                                    --------       -------       --------

Balance at January 3, 1998                                               717         2,127          2,844
  Reserves established                                                   717            46            763
  Usage                                                                 (579)       (1,061)        (1,640)
  Decrease due to finalization of restructuring plan,                   (335)         (497)          (832)
    recorded as a decrease to cost in excess of net assets
    of acquired companies                                           --------       -------       --------

Balance at January 2, 1999                                          $    520       $   615       $  1,135
                                                                    ========       =======       ========

      Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired, on a pro forma basis, assuming the Company, Haake, VG Systems, VG Elemental, ARL, and Spectronic had been combined since the beginning of 1996. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                   1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Revenues                                                                              $517,110    $ 515,768
Net Income                                                                              39,432       19,161
Earnings per Share:
  Basic                                                                                    .78          .39
  Diluted                                                                                  .74          .40

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of Haake, VG
Systems, VG Elemental, ARL, and Spectronic been made at the beginning of 1996.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others, that permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under the plans are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been awarded under these plans. Generally, options granted are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 231,000 shares at a weighted average exercise price of $15.26 per share elected to participate in this exchange and, as a result, received options to purchase 115,000 shares of Company common stock at $9.61 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.


3.    Employee Benefit Plans (continued)

      A summary of the Company's stock option activity is:

                                                       1998                1997                 1996
                                               -------------------  ------------------  ------------------
                                                          Weighted            Weighted            Weighted
                                                           Average             Average             Average
                                                          Exercise            Exercise            Exercise
                                                             Price               Price               Price
                                                 Number              Number               Number
                                                     of                  of                   of
(Shares in thousands)                            Shares              Shares               Shares
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            2,557     $10.84    2,397     $10.53         -     $   -
  Granted                                           932      10.37      332      12.95     2,511     10.53
  Exercised                                         (17)     10.46       (7)     10.47         -         -
  Forfeited                                        (189)     10.73     (165)     10.61      (114)    10.47
  Canceled due to exchange                         (231)     15.26        -          -         -         -
                                                  -----               -----                -----

Options Outstanding, End of Year                  3,052     $10.37    2,557     $10.84     2,397     $10.53
                                                  =====     ======    =====     ======     =====     ======

Options Exercisable                               3,052     $10.37    2,557     $10.84     2,397     $10.53
                                                  =====     ======    =====     ======     =====     ======

Options Available for Grant                         798                 610                  528
                                                  =====               =====                =====

      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                               Options Outstanding and Exercisable
                                                      ------------------------------------------------------
Range of Exercise Prices                                    Number            Weighted             Weighted
                                                                of             Average              Average
                                                            Shares           Remaining             Exercise
                                                    (In thousands)  Contractual Life                  Price
----------------------------------------------- ------------------- ------------------- --------------------

$  8.00 - $ 10.22                                              701           5.0 years              $  8.27
  10.23 -   12.44                                            2,151           8.2 years                10.52
  14.67 -   16.88                                              200           8.4 years                16.09
                                                            ------

$  8.00 - $ 16.88                                            3,052           7.5 years               $10.37
                                                             =====

      Option prices have been adjusted to reflect the reduction in the Company's net assets resulting from the distribution of Thermo Vision to the Company's shareholders pursuant to the guidance of EITF 90-9.

Employee Stock Purchase Program
      Effective November 1, 1997, substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1997, the program was sponsored by Thermo Instrument and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                          1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Net Income:
  As reported                                                                 $33,863    $41,310    $27,263
  Pro forma                                                                    32,050     40,288     26,388
Basic Earnings per Share:
  As reported                                                                     .66        .82        .56
  Pro forma                                                                       .62        .80        .54
Diluted Earnings per Share:
  As reported                                                                     .63        .77        .55
  Pro forma                                                                       .60        .75        .53

      Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $3.21, $4.73, and $4.98 in 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                 1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                        28%        28%        26%
Risk-free Interest Rate                                                          4.6%       5.8%       6.8%
Expected Life of Options                                                    4.0 years  5.2 years  7.7 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      Substantially all of the Company's full-time U.S. employees are eligible to participate in a 401(k) savings plan sponsored by Thermo Electron.
Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions to the 401(k) plan are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $1,037,000, $1,805,000, and $1,302,000 in 1998, 1997, and 1996,
respectively.


3.    Employee Benefit Plans (continued)

Other Retirement Plans
      Certain of the Company's subsidiaries offer other defined contribution plans in lieu of participation in the Thermo Electron 401(k) savings plan. Company contributions to these plans are based on formulas determined by the Company.
For these plans, the Company contributed and charged to expense $2,819,000, $2,472,000, and $1,640,000 in 1998, 1997, and 1996, respectively.

4.    Common Stock

      In June and July 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $13.50 per share for net proceeds of $42,937,000.
      At January 2, 1999, the Company had reserved 9,152,983 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

5.    Income Taxes

      The components of income before provision for income taxes and extraordinary item are:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Domestic                                                                       $31,656  $ 40,366  $29,221
Foreign                                                                         27,370    31,740   17,471
                                                                               -------  --------  -------

                                                                               $59,026  $ 72,106  $46,692
                                                                               =======  ========  =======

      The components of the provision for income taxes are:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Currently Payable:
  Federal                                                                      $12,640  $ 13,902  $10,267
  State                                                                          2,333     2,641    2,115
  Foreign                                                                       11,602    11,591    7,401
                                                                               -------  --------  -------

                                                                                26,575    28,134   19,783
                                                                               -------  --------  -------

Net Deferred (Prepaid):
  Federal                                                                         (920)      924     (211)
  State                                                                           (115)      196      (45)
  Foreign                                                                          (97)    1,542      (98)
                                                                               -------  --------  -------

                                                                                (1,132)    2,662     (354)
                                                                               -------  --------  -------

                                                                               $25,443  $ 30,796  $19,429
                                                                               =======  ========  =======

      The provision for income taxes that is currently payable does not reflect
$3,476,000, $6,954,000, and $1,397,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1998, 1997, and 1996, respectively. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $304,000, $204,000, and $437,000 of such benefits that have been allocated to capital in excess of par value in 1998, 1997, and 1996, respectively.

5.    Income Taxes (continued)

      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item due to:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Provision for Income Taxes at Statutory Rate                                   $20,659  $ 25,237  $16,342
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                         1,442     1,844    1,346
  Amortization of cost in excess of net assets of acquired companies             1,153     1,295    1,013
  Net foreign losses not benefited and foreign tax rate and tax law              1,926     2,024    1,186
differential
  Tax benefit of foreign sales corporation                                        (748)     (704)    (606)
  Other, net                                                                     1,011     1,100      148
                                                                               -------  --------  -------

                                                                               $25,443  $ 30,796  $19,429
                                                                               =======  ========  =======

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                              1998     1997
--------------------------------------------------------------------------------------- --------- --------

Prepaid Income Taxes:
  Foreign tax loss carryforwards                                                        $ 22,110  $20,791
  Reserves and accruals                                                                    3,135    4,317
  Inventory basis difference                                                               5,153    4,113
  Accrued compensation                                                                     1,065      920
  Other, net                                                                               1,424      284
                                                                                        --------  -------

                                                                                          32,887   30,425
  Less:  Valuation allowance                                                              22,110   20,791
                                                                                        --------  -------

                                                                                        $ 10,777  $ 9,634
                                                                                        ========  =======

Deferred Income Taxes:
  Depreciation                                                                          $  6,112  $ 7,547
  Intangible assets                                                                        1,576    2,980
  Other, net                                                                               2,858    1,929
                                                                                        --------  -------

                                                                                        $ 10,546  $12,456
                                                                                        ========  =======

      The valuation allowance relates to the uncertainty surrounding the use of foreign tax loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. As of January 2, 1999, Unicam had tax loss carryforwards in the U.K. of $29,115,000 that are subject to review and adjustment by the U.K. Inland Revenue Service as a result of the acquisition of the analytical instruments division of Analytical Technology, Inc. by Thermo
Instrument. These and additional foreign tax loss carryforwards of $31,764,000 can be used only to offset taxable income generated in certain foreign countries. The loss carryforwards generally do not expire. The increase in the valuation allowance results from the increase in foreign net operating loss carryforwards, primarily due to a change in foreign tax rates, utilization and expiration, and currency fluctuations. Any tax benefit resulting from use of the loss carryforwards has been or will be recorded as a reduction of cost in excess of net assets of acquired companies.

5.    Income Taxes (continued)

      A provision has not been made for U.S. or additional foreign taxes on $56,029,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

6.    Commitments and Contingency

Commitments
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $10,726,000, $10,998,000, and $7,552,000 in 1998, 1997, and 1996, respectively. Future minimum payments due under third party noncancelable operating leases at January 2, 1999, are $8,251,000 in 1999, $6,093,000 in 2000, $4,646,000 in 2001, $4,087,000 in 2002,
$3,792,000 in 2003, and $8,645,000 in 2004 and thereafter. Total future minimum lease payments are $35,514,000.

Contingency
      Prior to Nicolet's acquisition by the Company, the Wisconsin Department of Natural Resources (DNR) notified Nicolet that the DNR had begun a remedial investigation to determine the extent of releases of hazardous substances from the Refuse Hideaway Landfill located in Middleton, Wisconsin (the Landfill), and that Nicolet was a potential responsible party (PRP) with regard to the Landfill. Approximately 50 other parties were also notified of their PRP status.
The Environmental Protection Agency (EPA) subsequently added the Landfill to its
National Priorities List under the Comprehensive Environmental Response
Compensation and Liability Act of 1980 (CERCLA). In February 1995, the EPA and the DNR recommended that various remediation efforts be made at the Landfill at an estimated cost of approximately $5.2 million, and the Company expects that such agencies will also seek to recover their oversight costs and expenses related to the site. Under CERCLA, responsible parties can include current and previous owners of a site, generators of hazardous substances disposed of at a site, and transporters of hazardous substances to a site. Each responsible party can be jointly and severally liable, without regard to fault or negligence, for all costs associated with the remediation of the site. Although the Company believes that the quantity of materials generated by Nicolet and transported to the Landfill is relatively small in comparison to that of other named PRPs, there can be no assurance as to the exact amount, if any, for which Nicolet will be held responsible by the EPA and the DNR for costs associated with remediation of the Landfill.
      In connection with the organization of the Company, Thermo Instrument agreed to indemnify the Company for any cash damages resulting from this matter.
Notwithstanding this indemnification, the Company would be required to report any such damages as an expense in its results of operations, with any indemnification payment it receives from Thermo Instrument being treated as a contribution to shareholders' investment. In the opinion of management, resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged
$3,578,000, $5,125,000, and $4,466,000 in 1998, 1997, and

7.    Related-party Transactions (continued)

1996, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo
Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Operating Leases
      The Company leases office and manufacturing space to ThermoSpectra
Corporation and Nicolet Biomedical Inc., subsidiaries of Thermo Instrument and
Thermo Electron, respectively, pursuant to an arrangement whereby the Company charges ThermoSpectra and Nicolet Biomedical their allocated share of the occupancy expenses of the Company's Wisconsin facility, based on the space
ThermoSpectra and Nicolet Biomedical use. The Company recorded operating lease income of $901,000, $906,000, and $913,000 in 1998, 1997, and 1996,
respectively, which is deducted from selling, general, and administrative expenses in the accompanying statement of income. These leases are effective until December 31, 2001.

Due from Thermo Vision Corporation
      Thermo Vision borrowed $3,947,000 from the Company pursuant to promissory notes due February 2000. These notes bear interest at the 90-day Commercial
Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
The interest rate for the notes was 5.36% and 5.76% at year-end 1998 and 1997, respectively.

Other Related-party Transactions
      The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Sales of products to such affiliated companies totaled $9,425,000, $12,931,000, and $29,504,000 in 1998, 1997, and 1996, respectively. Purchases of products from such affiliated companies totaled $3,807,000, $8,007,000, and $13,286,000 in 1998, 1997, and 1996, respectively.
      The higher related-party sales in 1996 results from the Company's acquisitions of ARL and VG Elemental. Throughout most of 1996, the marketing and ultimate resale of products manufactured by these businesses were performed by business units that were formerly part of the Fisons businesses, which were acquired by Thermo Instrument. In late 1996, the Company began selling these products through its existing distribution channels and, therefore, the amount of related-party sales declined subsequently.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement and a notional pool arrangement with Thermo Electron as discussed in Note 1.

Short-term Obligations
      See Note 8 for short-term obligations of the Company held by Thermo
Electron.

8.    Short- and Long-term Obligations

Short-term Obligations
      To partially fund the July 1997 acquisitions of VG Systems and Spectronic from Thermo Instrument, the Company borrowed $40,000,000 from Thermo Electron pursuant to a promissory note and bearing interest at the 90-day Commercial
Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
The interest rate for this note was 5.76% at year-end 1997. This note was included in notes payable and current maturities of long-term obligations in the accompanying 1997 balance sheet and was paid in August 1998.

8.    Short- and Long-term Obligations (continued)

      Notes payable and current maturities of long-term obligations in the accompanying balance sheet also includes $19,228,000 and $26,772,000 at year-end
1998 and 1997, respectively, of short-term bank borrowings and amounts borrowed under lines of credit by the Company's foreign subsidiaries.
      In addition, the Company's Netherlands-based subsidiaries have an agreement with a wholly owned subsidiary of Thermo Electron under which the subsidiaries can borrow funds that bear interest at a rate based on Netherlands market rates, set at the beginning of each month. At year-end 1998, the Company had borrowings under this agreement of $2,575,000, which are included in notes payable and current maturities of long-term obligations in the accompanying balance sheet.
      The weighted average interest rate for the Company's short-term borrowings was 4.4% and 5.0% at year-end 1998 and 1997, respectively. Unused lines of credit were $53,622,000 at year-end 1998, including $1,680,000 under the arrangement with an affiliated company described above.

Long-term Obligations

(In thousands except per share amounts)                                                     1998      1997
---------------------------------------------------------------------------------------- -------- ---------

5% Subordinated Convertible Debentures, Due 2000, Convertible at $13.95 per              $71,505  $ 79,956
  share
Other                                                                                      1,055     1,939
                                                                                         -------  --------

                                                                                          72,560    81,895
Less:  Current Maturities of Long-term Obligations                                           799       495
                                                                                         -------  --------

                                                                                         $71,761  $ 81,400
                                                                                         =======  ========

      The debentures are guaranteed on a subordinated basis by Thermo Electron.
Thermo Instrument has agreed to reimburse Thermo Electron in the event Thermo
Electron is required to make a payment under the guarantee. The conversion price of the debentures was reduced to $13.95 per share, effective December 15, 1997, as a result of the distribution of Thermo Vision to the Company's shareholders.
      During 1998 and 1997, $1,780,000 and $16,294,000 principal amount, respectively, of the 5% subordinated convertible debentures were converted into 127,646 and 1,111,316 shares, respectively, of the Company's common stock.
        During 1998, the Company repurchased $6,671,000 principal amount of its convertible debentures for $6,133,000 in cash, resulting in an extraordinary gain of $280,000, net of taxes of $165,000.
      The annual requirements of long-term obligations as of January 2, 1999, are $799,000 in 1999 and $71,761,000 in 2000. Total future requirements of long-term obligations are $72,560,000.

9.     Restructuring and Related Costs

      During 1998, the Company recorded restructuring charges and related costs of $10,070,000. The restructuring costs of $8,026,000, which were accounted for in accordance with EITF 94-3, consisted of $5,493,000 for severance and benefits for 160 employees, primarily in manufacturing positions; $1,367,000 for lease payments on abandoned facilities; $234,000 for a write-down of assets, primarily leasehold improvements to be abandoned; $370,000 for the loss on the sale of a division (VG Broadcast, see below); and $562,000 for miscellaneous items, including costs for terminating certain contracts and agency relationships. In addition, the Company recorded an inventory write-down of $2,044,000 related to discontinuing certain product lines and increased excess and obsolescence reserves associated with lower product demand. The inventory write-down is included in cost of revenues in the accompanying statement of income.

9.    Restructuring and Related Costs (continued)

      In 1998, the Company sold its VG Broadcast division, a United
Kingdom-based business providing data and text transmission equipment to the television industry. In 1997, VG Broadcast had revenues and operating income of $3,228,000 and $605,000, respectively. In 1998, through the date of its sale in July 1998, it had revenues of $1,397,000 and operating income before restructuring costs of $355,000.
      In connection with these actions, the Company expects to incur an estimated $1,100,000 of additional expenses in aggregate in 1999 for costs not permitted as restructuring charges in 1998, pursuant to the requirements of EITF
94-3. These costs primarily include costs to move inventory and certain employee relocation and related costs. The Company plans to complete the implementation of its restructuring plan during 1999.
      In 1998, the Company terminated 123 employees and made $1,846,000 of severance payments, $271,000 of abandoned lease payments, and $362,000 of miscellaneous payments. The remaining reserve for severance, abandoned-facility and related exit costs of $4,943,000, as adjusted for the impact of currency translation, is included in other accrued expenses in the accompanying balance sheet as of January 2, 1999. The Company plans to complete its restructuring plan during 1999.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, due from parent company and affiliated companies, notes payable and current maturities of long-term obligations, accounts payable, long-term obligations, and forward foreign exchange contracts.
The carrying amounts of these financial instruments, with the exception of long-term obligations and forward foreign exchange contracts, approximate fair value due to their short-term nature.
      The fair value of the Company's 5% subordinated convertible debentures was $68,201,000 and $89,759,000 at year-end 1998 and 1997, respectively. The carrying amount of the Company's other long-term obligations approximates fair value at year-end 1998 and 1997. The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.
      The notional amounts of forward foreign exchange contracts outstanding totaled $23,635,000 and $25,718,000 at year-end 1998 and 1997, respectively. The fair value of such contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign exchange rates. The fair value of the Company's forward foreign exchange contracts was a payable of $829,000 and a receivable of $922,000 at year-end
1998 and 1997, respectively.

11.   Business Segments and Geographical Data

      The Company organizes and manages its business by individual functional operating entity. The Company operates in two reportable segments: Spectroscopy and Materials Science. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Spectroscopy segment develops and manufactures analytical instrumentation for molecular and elemental analysis based upon energy and light measurements. The Materials Science segment develops and manufactures instruments for surface analysis, characterization, and preparation and physical-properties analysis.
      Through December 15, 1997, the Company's results include those of Thermo
Vision (Note 1). Thermo Vision designs, manufactures, and markets a diverse array of photonics products - light-based technologies that are embedded as "enabling technologies" in a wide range of applications. Balances classified as "Other" in the segment data substantially represent amounts pertaining to Thermo
Vision.

11.   Business Segments and Geographical Data (continued)

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information

Revenues:
  Spectroscopy (a)                                                          $ 347,067  $365,317   $ 322,761
  Materials Science (b)                                                       100,677   112,916     103,398
  Other (c)                                                                         -    35,008      30,515
  Intersegment sales elimination (d)                                             (443)     (777)    (10,091)
                                                                            ---------  --------   ---------

                                                                            $ 447,301  $512,464   $ 446,583
                                                                            =========  ========   =========

Income Before Provision for Income Taxes and Extraordinary Item
    (e):
  Spectroscopy                                                              $  51,863  $ 61,242   $  44,275
  Materials Science                                                            16,548    19,689       8,503
  Other                                                                          (335)    3,367       2,116
  Corporate (f)                                                                (6,286)   (6,443)     (6,108)
                                                                            ---------  --------   ---------

  Total operating income                                                       61,790    77,855      48,786
  Interest expense, net                                                        (2,764)   (5,749)     (2,094)
                                                                            ---------  --------   ---------

                                                                            $  59,026  $ 72,106   $  46,692
                                                                            =========  ========   =========

Total Assets:
  Spectroscopy                                                              $ 422,350  $419,552   $ 392,259
  Materials Science                                                           115,977   113,737     149,032
  Other                                                                          (362)        -      25,574
  Corporate (g)                                                                23,703    47,247      49,451
                                                                            ---------  --------   ---------

                                                                            $ 561,668  $580,536   $ 616,316
                                                                            =========  ========   =========

Depreciation and Amortization:
  Spectroscopy                                                              $  11,587  $ 11,306   $   9,807
  Materials Science                                                             3,623     4,332       4,097
  Other                                                                            71     1,781       1,118
                                                                            ---------  --------   ---------

                                                                            $  15,281  $ 17,419   $  15,022
                                                                            =========  ========   =========

Capital Expenditures:
  Spectroscopy                                                              $   5,238  $  4,534   $   5,682
  Materials Science                                                             2,952     2,303       1,327
  Other                                                                            35     1,782       1,797
                                                                            ---------  --------   ---------

                                                                            $   8,225  $  8,619   $   8,806
                                                                            =========  ========   =========

11.   Business Segments and Geographical Data (continued)

(In thousands)                                                                 1998       1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Geographical Information

Revenues (h):
  United States                                                            $233,022   $281,324    $ 216,806
  England                                                                   115,777    126,860      116,782
  Germany                                                                    57,249     60,240       64,808
  Other Europe                                                               95,133     94,832       74,731
  Other                                                                      39,656     39,150       38,484
  Transfers among geographical areas (i)                                    (93,536)   (89,942)     (65,028)
                                                                           --------    -------    ---------

                                                                           $447,301   $512,464    $ 446,583
                                                                           ========   ========    =========

Long-lived Assets (j):
  United States                                                            $ 34,748    $35,807    $  37,089
  England                                                                     8,091      8,074       10,333
  Germany                                                                     7,326      6,995        9,620
  Switzerland                                                                 9,335      8,454        9,481
  Other                                                                       3,615      3,579        4,092
                                                                           --------    -------    ---------

                                                                           $ 63,115    $62,909    $  70,615
                                                                           ========    =======    =========

Export Revenues Included in United States Revenues Above (k)               $ 72,445    $86,559    $  84,280
                                                                           ========    =======    =========

(a) Includes intersegment sales of $5,000, $241,000, and $4,959,000 in 1998,
    1997, and 1996, respectively.
(b) Includes intersegment sales of $438,000, $536,000, and $3,381,000 in 1998,
    1997, and 1996, respectively.
(c) Includes intersegment sales of $1,751,000 in 1996.
(d) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(e) Includes restructuring costs in 1998 of $6,314,000 in the Spectroscopy segment and $1,712,000 in the Materials Science segment (Note 9).
(f) Primarily general and administrative expenses. (g) Primarily cash and cash equivalents.
(h) Revenues are attributed to countries based on selling location.
(i) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(j) Includes property, plant, and equipment, net, and other long-term tangible assets.
(k) In general, export revenues are denominated in U.S. dollars.

12.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Basic
Net Income                                                                     $33,863  $ 41,310  $27,263
                                                                               -------  --------  -------

Weighted Average Shares                                                         49,564    48,594   46,905
Shares Issuable in Connection With the Acquisition of Haake (Note 2)             2,075     2,075    1,659
                                                                               -------  --------  -------

Pro Forma Weighted Average Shares                                               51,639    50,669   48,564
                                                                               -------  --------  -------

Basic Earnings per Share                                                       $   .66  $    .82  $   .56
                                                                               =======  ========  =======

Diluted
Net Income                                                                     $33,863  $ 41,310  $27,263
Effect of convertible debentures                                                 2,314     2,818    2,839
                                                                               -------  --------  -------

Income Available to Common Shareholders, as Adjusted                           $36,177  $ 44,128  $30,102
                                                                               -------  --------  -------

Pro Forma Weighted Average Shares                                               51,639    50,669   48,564
Effect of:
  Convertible debentures                                                         5,531     6,345    6,481
  Stock options                                                                    250       247       85
                                                                               -------  --------  -------

Pro Forma Weighted Average Shares, as Adjusted                                  57,420    57,261   55,130
                                                                               -------  --------  -------

Diluted Earnings per Share                                                     $   .63  $    .77  $   .55
                                                                               =======  ========  =======

      The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 2,469,902 of such options outstanding, with exercise prices ranging from $9.61 to $16.88 per share.
      An extraordinary gain recorded by the Company increased basic earnings per share by $.01 in 1998 (Note 8).


13.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998 (a)                                                          First      Second       Third      Fourth
------------------------------------------------------------ ----------- ----------- ----------- -----------

Revenues                                                       $113,799    $107,829    $107,507    $118,166
Gross Profit                                                     52,840      52,087      47,379      54,382
Income Before Extraordinary Item                                  9,810      10,332       2,313      11,128
Net Income                                                        9,810      10,332       2,526      11,195
Earnings per Share:
  Basic                                                             .19         .20         .05         .22
  Diluted                                                           .18         .19         .05         .21

1997                                                          First (b)      Second       Third   Fourth (c)
------------------------------------------------------------ ----------- ----------- ----------- -----------

Revenues                                                       $117,367    $127,976    $127,871    $139,250
Gross Profit                                                     54,417      58,891      59,100      63,058
Net Income                                                        8,907      10,176      10,208      12,019
Earnings per Share:
  Basic                                                             .18         .20         .20         .24
  Diluted                                                           .17         .19         .19         .22

(a) Reflects extraordinary gain, net of taxes, of $0.2 million and $0.1 million in the third and fourth quarter, respectively.
(b) Reflects the acquisition of Spectronic, effective March 1997. (c) Reflects the distribution of Thermo Vision in December 1997.

                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of Thermo Optek Corporation:

      We have audited the accompanying consolidated balance sheet of Thermo
Optek Corporation (a Delaware corporation and 93%-owned subsidiary of Thermo
Instrument Systems Inc.) and subsidiaries as of January 2, 1999, and January 3,
1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Optek
Corporation and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                                 Arthur Andersen LLP



Boston, Massachusetts
February 16, 1999

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

Overview

      Thermo Optek Corporation (the Company) is a worldwide leader in analytical instruments that use a range of optical spectroscopy and energy-based techniques, and systems for materials analysis, characterization, and preparation. These instruments are used in virtually every industry for elemental and molecular analysis of a wide variety of solids, liquids, and gases, as well as in testing and fabricating advanced materials. The Company operates in two reportable segments: Spectroscopy and Materials Science.
      The Spectroscopy segment has three principal operating units: Madison, Wisconsin-based Nicolet Instrument Corporation, a manufacturer and distributor of Fourier transform infrared (FT-IR) and FT-Raman spectrometry products;
Franklin, Massachusetts-based Thermo Jarrell Ash Corporation, a manufacturer and distributor of atomic absorption (AA) and atomic emission (AE) spectrometry products; and Ecublens, Switzerland-based A.R.L. Applied Research Laboratories
S.A. (ARL), a manufacturer and distributor of wavelength-dispersive X-ray fluorescence and AE instruments.
      The Materials Science segment has two principal operating units, VG
Systems Limited, located in East Grinstead, England, and Gebrueder Haake GmbH
(Haake), located in Karlsruhe, Germany. VG Systems primarily includes VG
Semicon, a manufacturer and distributor of equipment for the production of molecular-beam epitaxy products, and VG Scientific, a manufacturer and distributor of instrumentation for surface and chemical analysis.
      In December 1997, the Company distributed 100 percent of its Thermo Vision
Corporation subsidiary's capital stock in the form of a dividend to the Company's shareholders. Thermo Vision supplies a diverse array of photonic products - light-based technologies for scientific and industrial applications - including optical components, sensors and imaging systems, and optically based instruments and lasers. As a result of the distribution, Thermo Vision is a publicly traded, majority-owned subsidiary of Thermo Instrument Systems Inc. The consolidated financial statements of the Company include the results of Thermo
Vision through December 15, 1997. The results of Thermo Vision are not included as a reportable segment and substantially represent the amounts classified as "Other" in the segment data in Note 11 to Notes to Consolidated Financial
Statements.
      The Company sells its products worldwide. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.
      In 1998, the Company's U.S. and foreign operations had revenues from customers in Asia of approximately $72.7 million, or 16% of total revenues, compared with Asia revenues of $100.0 million, or 20% of total revenues, in 1997. Certain countries in Asia continue to experience a severe economic crisis, characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's sales to Asia have been adversely affected by the unstable economic conditions there. The unstable economic conditions in Asia and, to a lesser extent, decreased order activity in the semiconductor industry, have also resulted in a decrease in backlog. At January 2, 1999, the Company's backlog was $85.4 million, compared

Overview (continued)

with $101.0 million at January 3, 1998. The Company does not believe that its backlog is necessarily indicative of the intermediate or long-term trends in its business. However, if the Asian economies were to continue to worsen and order activity were to continue to decrease, the Company could experience a further decrease in revenues, which could adversely impact the Company's business and operating results.

Results of Operations

1998 Compared With 1997
      Revenues decreased to $447.3 million in 1998 from $512.5 million in 1997.
The decrease resulted from several factors including the distribution of Thermo
Vision, which had revenues of $35.0 million in 1997; a $34.3 million decrease at existing businesses primarily due to lower sales to Asia and, to a lesser extent, the semiconductor industry; a $3.0 million decrease due to the unfavorable effects of currency translation as a result of the strengthening in the value of the U.S. dollar relative to foreign currencies in countries in which the Company operates; a $3.8 million decrease due to a change in distribution channels of affiliated parties; and a $1.8 million decrease due to the sale of the Company's VG Broadcast division. These decreases were offset in part by the inclusion of $12.7 million of revenues from acquisitions (Note 2).
      Revenues at the Spectroscopy segment decreased to $347.1 million in 1998 from $365.3 million in 1997. The decrease was primarily the result of a decrease in Asian and semiconductor sales, discussed in the Overview, a $3.0 million decrease due to the unfavorable effects of currency translation, and a $0.9 million decrease due to a change in distribution channels of affiliated parties.
This decrease was offset in part by the inclusion of $10.7 million of revenues from acquired businesses. Revenues at the Materials Science segment decreased to $100.7 million in 1998 from $112.9 million in 1997. The decrease was primarily a result of a decrease in Asian and semiconductor sales, a $2.9 million decrease due to a change in distribution channels of affiliated parties, and a $1.8 million decrease as a result of the sale of the Company's VG Broadcast division.
This decrease was offset in part by $2.1 million of revenues from acquired businesses.
      The gross profit margin was relatively unchanged at 46.2% in 1998, compared with 45.9% in 1997. The Company recorded inventory write-downs of $2.0 million in 1998 for discontinued products and excess inventories caused by decreased product demand (Note 9). Excluding the impact of the write-downs, the gross profit margin would have been 46.7% in 1998. The gross profit margin at the Materials Science segment increased primarily due to margin improvements at Haake and the elimination of lower-margin sales due to a change in distribution channels of affiliated parties.
      Selling, general, and administrative expenses as a percentage of revenues was unchanged at 25% in 1998 and 1997.
      Research and development expenses decreased to $25.0 million in 1998 from $30.9 million in 1997, primarily as a result of the distribution of Thermo
Vision.
      In addition to the inventory write-downs, the Company recorded restructuring costs of $8.0 million in 1998 primarily related to severance costs and the closure of facilities (Note 9). The Spectroscopy and Materials Science segments incurred restructuring costs of $6.3 million and $1.7 million, respectively. The Company plans to complete the implementation of its restructuring plan in 1999. In connection with these actions, the Company expects to incur an estimated $1.1 million of additional expenses in 1999.
      Interest income was relatively unchanged at $4.5 million in 1998 and $4.4 million in 1997. Interest expense decreased to $7.3 million in 1998 from $10.2 million in 1997, primarily due to decreased borrowings under notes payable and the inclusion in 1997 of interest paid to Thermo Instrument in connection with certain acquisitions. In addition, interest expense declined due to the conversion of a portion of the Company's subordinated convertible debentures into common stock of the Company and the purchase by the Company of a portion of its subordinated convertible debentures (Note 8).

1998 Compared With 1997 (continued)
      The effective tax rate was 43% in 1998 and 1997. The Company's effective tax rate for both periods exceeded the statutory federal income tax rate primarily due to the effect of foreign tax rate and tax law differences, losses not benefited in certain foreign countries, state income taxes, and nondeductible amortization of cost in excess of net assets of acquired companies, offset in part by the tax benefit associated with a foreign sales corporation.
      During 1998, the Company recorded an extraordinary gain, net of taxes, of $0.3 million related to the early extinguishment of debt (Note 8).
      The Company is involved in a proceeding relating to the cleanup of a contaminated landfill (Note 6).

1997 Compared With 1996
      Revenues increased to $512.5 million in 1997 from $446.6 million in 1996, primarily due to the acquisitions of ARL, VG Elemental, VG Systems, and Haake, effective March 29, 1996, and Spectronic, effective March 12, 1997 (Note 2).
Acquisitions added revenues of $90.7 million in 1997, including $8.6 million at Thermo Vision. Revenues decreased $16.0 million due to the unfavorable effects of currency translation as a result of the strengthening in value of the U.S.
dollar relative to currencies in foreign countries in which the Company operates and decreased $10.0 million due to a change in distribution channels of affiliated parties, described below. In addition, the distribution of Thermo
Vision to the Company's shareholders in December 1997 resulted in a reduction in 1997 revenues of $1.2 million, compared with 1996.
      Revenues at the Spectroscopy segment increased to $365.3 million in 1997 from $322.8 million in 1996. The increase was primarily due to the inclusion of $57.2 million of revenues from acquisitions, offset in part by a decrease of $12.9 million as a result of the unfavorable effects of currency translation.
Increased demand at Nicolet was more than offset by the inclusion in 1996 of several large non-recurring sales to the Chinese and Japanese governments, by a decrease in demand for Thermo Jarrell Ash products in Japan, and the elimination of certain unprofitable product lines at companies acquired in late 1995 and 1996. Revenues at the Materials Science segment increased to $112.9 million in 1997 from $103.4 million in 1996, primarily due to the inclusion of $24.9 million of revenues from acquisitions and, to a lesser extent, higher demand for Haake products, offset in part by a decrease in revenues relating to the former
Fisons sales and service organization in Germany acquired by the Company with the Haake acquisition. The lower revenues from the sales office resulted from certain affiliated companies changing their distribution channels in Germany.
Revenues also decreased $3.1 million due to unfavorable effects of currency translation.
      The gross profit margin increased to 45.9% in 1997 from 43.7% in 1996. The gross profit margin at the Spectrosopy segment increased due to margin improvements at ARL and VG Systems and, to a lesser extent, the inclusion of higher-margin revenues from Spectronic. The gross profit margin at the Material
Science segment increased primarily due to margin improvements at VG Systems and Haake, and a decrease in lower-margin revenues at the former Fisons sales and service organization in Germany, described above.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 25% in 1997 from 27% in 1996, primarily due to reduced selling and administrative costs at certain divisions of the Spectroscopy segment. In addition, selling, general, and administrative expenses as a percentage of revenues at the Spectroscopy segment was favorably affected by the integration of ARL and VG Elemental products into the Company's existing North American and European distribution channels beginning in late 1996, without the addition of significant incremental costs.
      Research and development expenses increased to $30.9 million in 1997 from $26.8 million in 1996, primarily as a result of the inclusion of expenses at acquired businesses.
      Interest income decreased to $4.4 million in 1997 from $5.5 million in 1996, primarily due to lower invested cash balances as a result of cash used to fund acquisitions. Interest expense increased to $10.2 million in 1997 from $7.6 million in 1996, primarily due to interest paid to Thermo Instrument in connection with the acquisitions of VG Systems and Spectronic (Note 2); interest expense incurred on borrowings from Thermo Electron to finance the acquisitions of VG Systems and Spectronic (Note 2); and the inclusion of interest on short- and long-term borrowings at acquired businesses. These increases were offset in part by a decrease in interest expense due to the conversion of a portion of the Company's subordinated convertible debentures in the fourth quarter of 1997.


1997 Compared With 1996 (continued)
      The effective tax rate was 43% in 1997, compared with 42% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, the nondeductible amortization of cost in excess of net assets of acquired companies, foreign tax rate and tax law differences, and the inability to provide a tax benefit on certain foreign losses, offset in part by the tax benefit associated with a foreign sales corporation.

Liquidity and Capital Resources

      Consolidated working capital was $97.8 million at January 2, 1999, compared with $67.6 million at January 3, 1998. Included in working capital are cash and cash equivalents of $59.4 million at January 2, 1999, compared with $71.2 million at January 3, 1998. During 1998, $54.8 million of cash was provided by operating activities. The Company generated $7.3 million of cash from a decrease in inventories resulting from management programs to decrease inventories as a result of lower revenues. The Company used cash of $6.8 million to decrease accounts payable and other current liabilities, including amounts due to affiliated companies.
      At January 2, 1999, $49.4 million of the Company's cash and cash equivalents was held by its foreign subsidiaries. While this cash can be used outside of the United States, including for acquisitions, repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a U.S. tax.
      The Company's investing activities used $7.7 million of cash in 1998. The
Company expended an aggregate of $7.9 million, net of cash acquired, for acquisitions (Note 2). In addition, the Company expended $8.2 million for the purchase of property, plant, and equipment. In 1999, the Company plans to make capital expenditures of approximately $13.0 million. These uses of cash were offset in part by a refund of $6.7 million received from Thermo Instrument relating to the 1997 and 1996 purchases of certain former Fisons businesses.
        The Company's financing activities used $60.3 million of cash in 1998.
In August 1998, the Company repaid $40.0 million to Thermo Electron that was borrowed to partially finance the 1997 acquisitions of VG Systems and Spectronic. During 1998, the Company repaid $10.3 million of short- and long-term borrowings. In 1998, the Company's Board of Directors authorized the repurchase, through September 25, 1999, of up to $20.0 million of Company securities in the open market or in negotiated transactions. Through January 2, 1999, the Company had expended $10.6 million under this authorization for the purchase of its common stock and subordinated convertible debentures. Such purchases are funded from working capital. The Company's $71.5 million principal amount 5% subordinated convertible debentures are due in October 2000. The
Company may need to borrow funds at the debt's maturity from Thermo Instrument or the guarantor, Thermo Electron, although it has no agreements currently to do so. The maturity of this debt could adversely affect the Company's liquidity in the last half of 2000.
      Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, and equity prices which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.
Additionally, the Company uses short-term forward contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities; however, the purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars, British pounds sterling, Japanese yen, French

Market Risk (continued)

francs, and Swiss francs. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pound sterling, Swiss francs, Dutch guilders, and French francs. The effect of a change in foreign currency exchange rates on the Company's net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% depreciation in year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $20.7 million reduction of shareholders' investment.
      Forward foreign exchange contracts are sensitive to changes in foreign currency exchange rates. The fair value of forward foreign exchange contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign currency exchange rates.
A 10% depreciation in year-end 1998 foreign currency exchange rates related to the Company's contracts would result in an increase in the unrealized loss on forward foreign exchange contracts of $1.6 million. Since the Company uses forward foreign exchange contracts as hedges of firm purchase and sale commitments, the unrealized gain or loss on forward foreign currency exchange contracts resulting from changes in foreign currency exchange rates would be offset by a corresponding change in the fair value of the hedged item.
      Certain of the Company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in foreign currency exchange rates. A 10% depreciation in the related foreign currency exchange rates would result in a negative impact of $0.9 million on the Company's net income.

Interest Rates
      The Company's long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these long-term obligations due to the difference between the market interest rate and the rate at the date of issuance of the long-term obligations. A 10% decrease in year-end 1998 market interest rates would result in a negative impact to the Company of $6.9 million on the fair value of its long-term obligations.

Equity Prices
      The Company's subordinated convertible debentures are sensitive to fluctuations in the price of Company common stock into which the obligations are convertible. Changes in the price of the underlying common stock would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the debentures. A 10% increase in the year-end 1998 market equity prices would result in a negative impact to the Company of $3.1 million on the fair value of its price-sensitive equity financial instruments.

Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products; (iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

Year 2000 (continued)

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 50% complete as of January 2, 1999.
In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by September 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, will not be year 2000 compliant.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations in order to assess their year 2000 readiness.
As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has completed the majority of its assessment of third party risk, and expects to be substantially completed by September 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 issues.
This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or

Year 2000 (continued)

delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected.
The Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from year 2000 issues could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.



                           Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Risks Associated With Technological Change, Obsolescence, and the
Development and Acceptance of New Products. The market for the Company's products is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products will not become uncompetitive or obsolete.
In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations written specifically for older technologies and general unfamiliarity of users with new technologies. There can be no assurance that these factors will not have a material adverse effect on the Company's business, results of operations, and financial condition.

      Risks Associated With Acquisition Strategy. One of the Company's growth strategies is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Certain businesses the Company has acquired in the past have had low levels of profitability, and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory, including antitrust, approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders.

      Possible Adverse Impact of Significant International Operations. Sales outside the United States accounted for approximately 63% of the Company's revenues in 1998, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future.
Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. or foreign export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.
      In 1998, the Company's U.S. and foreign operations had revenues from customers in Asia of approximately $72.7 million, or 16% of total revenues, compared with Asian revenues of $100.0 million, or 20% of total revenues, in 1997. Certain countries in Asia continue to experience a severe economic crisis, characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's sales to Asia have been adversely affected by the unstable economic conditions there. The unstable economic conditions in Asia and, to a lesser extent, decreased order activity in the semiconductor industry, have also resulted in a decrease in backlog. At January 2, 1999, the Company's backlog was $85.4 million, compared with $101.0 million at January 3, 1998. The
Company does not believe that its backlog is necessarily indicative of the intermediate or long-term trends in its business. However, if the Asian economies were to continue to worsen and order activity were to continue to decrease, the Company could experience a further decrease in revenues, which could adversely impact the Company's business and operating results.


      Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, reliability, customer service, and price. The Company's competitors include large multinational corporations and their operating units, including the AI division of The Perkin-Elmer Corporation, Varian Associates,
Inc., Bruker Instruments, Inc., Shimadzu Corporation, and Hewlett-Packard Co.
These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

      Risks Associated With Protection, Defense, and Use of Intellectual
Property. The Company holds patents relating to various aspects of its products, and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business, results of operations, and financial position could be materially adversely affected. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

      Dependence on Semiconductor Industry; Industry Volatility. A portion of the Company's total revenues is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other factors, the level of capital spending by semiconductor companies. The semiconductor industry is currently experiencing a downturn in demand for its products as a result of the current economic crisis in Asia, excess manufacturing capacity, and slowdowns in sales of high-end personal computers. Many semiconductor manufacturers have delayed construction or expansion of their production facilities in response to the foregoing conditions. These conditions have materially adversely affected the Company's business and results of operations. Further decreases in semiconductor activities could continue to adversely affect the demand for the Company's products and related services, which could continue to materially adversely affect the Company's business, results of operations, and financial condition.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers or vendors experience business disruptions due to year
2000 issues, the Company might also be materially adversely affected. The
Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from year 2000 issues could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.



                         Selected Financial Information
(In thousands except per share amounts)             1998 (a)    1997 (b)   1996 (c)    1995 (d)       1994
-------------------------------------------------- ---------- ----------- ----------  ---------- ----------

Statement of Income Data
Revenues                                            $447,301   $ 512,464   $446,583    $212,152   $165,398
Income Before Extraordinary Item                      33,583      41,310     27,263      16,009     14,423
Net Income                                            33,863      41,310     27,263      16,009     14,423
Earnings per Share:
  Basic                                                  .66         .82        .56         .36        .32
  Diluted                                                .63         .77        .55         .36        .32

Balance Sheet Data
Working Capital                                    $  97,791   $  67,592   $ 40,150    $144,541   $ 33,429
Total Assets                                         561,668     580,536    616,316     432,882    230,606
Long-term Obligations                                 71,761      81,400     96,778     101,079      1,037
Shareholders' Investment                             327,051     288,293    266,139     220,988    156,175

(a) Includes restructuring and related costs of $10.1 million and an extraordinary gain of $0.3 million, net of taxes, related to the Company's repurchase of $6.7 million principal amount of 5% subordinated convertible debentures.
(b) Includes the acquisition of Spectronic, effective March 1997 and the distribution of Thermo Vision in December 1997.
(c) Includes the acquisitions of Haake, VG Systems, VG Elemental, and ARL, effective March 1996 and the net proceeds from the Company's initial public offering in June and July 1996.
(d) Includes the January 1995 acquisition of the Analytical Instruments Division of Baird Corporation and the acquisitions of Mattson Instruments and Unicam divisions of Analytical Technology, Inc., effective December 1995. Also reflects the issuance in October 1995 of $96.3 million principal amount of 5% subordinated convertible debentures due 2000.


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TOC. The following table sets forth the high and low sale prices for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                            1998                  1997
                                                                  ------------------     -------------------
Quarter                                                              High        Low       High         Low
--------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                             $17 5/8    $12 1/2     $14 3/4    $10 7/8

Second                                                             18 5/16    13 3/4      13 7/8     10 3/4

Third                                                              14 7/8      7 3/16     19 5/8     11 1/8

Fourth                                                             11 3/8      7 5/8      19         13 1/4


      As of January 29, 1999, the Company had 66 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $10 1/8 per share.

Shareholder Services
      Shareholders of Thermo Optek Corporation who desire information about the Company are invited to contact the Investor Relations Department, Thermo Optek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046,
(781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/toc1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Thermo Optek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 11 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.