Form 10-K, Exhibit 13
period 2000-01-01
THERMO OPTEK CORP
filed 2000-03-17
CIK 1012368

Exhibit 13






                            Thermo Optek Corporation

                        Consolidated Financial Statements

                                     1999

Thermo Optek Corporation                                                         1999 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                        1999       1998         1997
------------------------------------------------------------------------- ----------- ---------- ----------

Revenues (Notes 7 and 11)                                                  $453,870    $447,301   $512,464
                                                                           --------    --------   --------

Costs and Operating Expenses:
 Cost of revenues (Note 9)                                                  245,239     240,613    276,998
 Selling, general, and administrative expenses (Note 7)                     113,809     111,909    126,750
 Research and development expenses                                           27,793      24,963     30,861
 Restructuring and unusual costs (Note 9)                                       989       8,026          -
 Gain on sale of property                                                      (390)          -          -
                                                                           --------    --------   --------

                                                                            387,440     385,511    434,609
                                                                           --------    --------   --------

Operating Income                                                             66,430      61,790     77,855

Interest Income (includes $214, $357, and $564 from                           2,886       4,490      4,448
 related party; Note 7)
Interest Expense (includes $423, $1,346, and $1,896 to                       (4,931)     (7,254)   (10,197)
 related parties; Note 8)
Other Income                                                                    273           -          -
                                                                           --------    --------   --------

Income Before Provision for Income Taxes and                                 64,658      59,026     72,106
 Extraordinary Item
Provision for Income Taxes (Note 5)                                          25,218      25,443     30,796
                                                                           --------    --------   --------

Income Before Extraordinary Item                                             39,440      33,583     41,310
Extraordinary Item, Net of Provision for Income Taxes of $165 (Note 8)            -         280          -
                                                                           --------    --------   --------

Net Income                                                                 $ 39,440    $ 33,863   $ 41,310
                                                                           ========    ========   ========

Earnings per Share (Note 12)
 Basic                                                                     $    .77    $    .66   $    .82
                                                                           ========    ========   ========

 Diluted                                                                   $    .74    $    .63   $    .77
                                                                           ========    ========   ========

Weighted Average Shares (Note 12)
 Basic                                                                       51,112      51,639     50,669
                                                                           ========    ========   ========

 Diluted                                                                     56,145      57,420     57,261
                                                                           ========    ========   ========









The accompanying notes are an integral part of these consolidated financial statements.

Thermo Optek Corporation                                                         1999 Financial Statements

                           Consolidated Balance Sheet
(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $8,216 under repurchase                           $ 41,172   $ 59,427
   agreement with affiliated company in 1998)
 Advance to affiliate                                                                    49,305          -
 Accounts receivable, less allowances of $4,281 and $4,960                              102,438    105,759
 Inventories                                                                             64,652     63,697
 Prepaid expenses and other assets                                                        6,882      6,831
 Deferred tax asset (Note 5)                                                             11,453     10,777
 Due from Thermo Vision Corporation (Note 7)                                              3,947          -
 Due from parent company and affiliated companies                                         1,784        704
                                                                                       --------   --------

                                                                                        281,633    247,195
                                                                                       --------   --------

Property, Plant, and Equipment, at Cost, Net                                             59,193     62,894
                                                                                       --------   --------

Patents and Other Assets                                                                  4,957      6,427
                                                                                       --------   --------

Due From Thermo Vision Corporation (Note 7)                                                   -      3,947
                                                                                       --------   --------

Cost in Excess of Net Assets of Acquired Companies (Notes 2 and 5)                      222,346    241,205
                                                                                       --------   --------

                                                                                       $568,129   $561,668
                                                                                       ========   ========



Thermo Optek Corporation                                                         1999 Financial Statements

                     Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                        1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Short-term obligations and current maturities of                                      $ 86,517   $ 22,602
   long-term obligations (includes $8,455 of related-party
   debt in 1999; Note 8)
 Accounts payable                                                                        22,954     22,685
 Accrued payroll and employee benefits                                                   13,006     12,824
 Accrued income taxes                                                                    21,897     20,958
 Accrued installation and warranty expenses                                              12,195     15,171
 Deferred revenue                                                                        18,129     20,017
 Accrued restructuring costs (Note 9)                                                       869      4,943
 Other accrued expenses (Note 2)                                                         32,286     30,204
                                                                                       --------   --------

                                                                                        207,853    149,404
                                                                                       --------   --------

Deferred Income Taxes (Note 5)                                                            8,967     10,546
                                                                                       --------   --------

Other Deferred Items                                                                      2,881      2,906
                                                                                       --------   --------

Long-term Obligations:
 Subordinated convertible debentures (includes $350 of                                        -     71,505
   related-party debt; Note 8)
 Other                                                                                       84        256
                                                                                       --------   --------

                                                                                             84     71,761
                                                                                       --------   --------

Commitments and Contingency (Note 6)

Shareholders' Investment (Notes 3 and 4):
 Common stock, $.01 par value, 100,000,000 shares                                           518        518
   authorized; 51,833,879 and 51,790,115 shares issued
 Capital in excess of par value                                                         266,647    265,904
 Retained earnings                                                                      109,080     69,640
 Treasury stock at cost, 803,509 and 479,209 shares                                      (7,710)    (4,459)
 Deferred compensation                                                                      (55)         -
 Accumulated other comprehensive items                                                  (20,136)    (4,552)
                                                                                       --------   --------

                                                                                        348,344    327,051
                                                                                       --------   --------

                                                                                       $568,129   $561,668
                                                                                       ========   ========







The accompanying notes are an integral part of these consolidated financial statements.

Thermo Optek Corporation                                                         1999 Financial Statements

                      Consolidated Statement of Cash Flows
(In thousands)                                                                 1999        1998      1997
------------------------------------------------------------------------- ---------- ----------- ---------

Operating Activities
 Net income                                                                 $39,440    $ 33,863    $41,310
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                             8,706       8,710      9,100
     Amortization                                                             7,445       7,876      7,714
     Provision for losses on accounts receivable                                175         519        629
     Extraordinary item (Note 8)                                                  -        (445)         -
     Deferred income tax expense (benefit)                                   (1,000)     (1,132)     2,662
     Other noncash items                                                        759       2,474      2,274
     Changes in current accounts, excluding the effects of acquisitions and distribution of Thermo Vision to shareholders:
         Accounts receivable                                                 (1,520)      1,035     (5,583)
         Inventories                                                         (4,234)      7,284      5,334
         Other current assets                                                  (380)      1,140        442
         Accounts payable                                                     1,097      (3,082)    (6,260)
         Due to parent company and affiliated companies                      (1,741)     (2,243)    17,309
         Other current liabilities                                            3,381      (1,469)    (2,245)
     Other                                                                        -         233        (66)
                                                                            -------    --------    -------

               Net cash provided by operating activities                     52,128      54,763     72,620
                                                                            -------    --------    -------

Investing Activities
 Acquisitions, net of cash acquired (Note 2)                                      -      (7,907)   (45,589)
 Payment to parent company for acquisition of VG Systems (Note 2)                 -           -    (45,545)
 Refund from parent company for acquisitions (Note 2)                             -       6,737          -
 Advances to affiliate, net                                                 (49,305)          -          -
 Purchases of property, plant, and equipment                                 (9,960)     (8,225)    (8,619)
 Proceeds from sale of property, plant, and equipment                         2,096       1,194      1,705
 Other                                                                           48         479        980
                                                                            -------    --------    -------

          Net cash used in investing activities                             (57,121)     (7,722)   (97,068)
                                                                            -------    --------    -------

Financing Activities
 Net proceeds from issuance of Company common stock                             556         169         79
 Proceeds from issuance (repayment) of notes payable to Thermo                    -     (40,000)    43,800
   Electron (Notes 2 and 8)
 Purchases of Company securities (Note 8)                                    (5,593)    (10,570)         -
 Decrease in short-term obligations, net                                     (3,530)     (8,617)   (14,746)
 Repayment of long-term obligations                                            (863)     (1,655)      (418)
 Capital contribution from affiliated company                                     -         366      1,042
                                                                            -------    --------    -------

          Net cash provided by (used in) financing activities               $(9,430)   $(60,307)   $29,757
                                                                            -------    --------    -------

Thermo Optek Corporation                                                         1999 Financial Statements

                Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                 1999        1998      1997
------------------------------------------------------------------------- ---------- ----------- ---------

Exchange Rate Effect on Cash                                                $(3,832)   $  1,448    $  (735)
                                                                            -------    --------    -------

Increase (Decrease) in Cash and Cash Equivalents                            (18,255)    (11,818)     4,574
Cash and Cash Equivalents at Beginning of Year                               59,427      71,245     66,671
                                                                            -------    --------    -------

Cash and Cash Equivalents at End of Year                                    $41,172    $ 59,427    $71,245
                                                                            =======    ========    =======

Cash Paid For
 Interest                                                                   $ 4,584    $  7,336    $ 9,491
 Income taxes                                                               $21,088    $ 23,661    $14,617

Noncash Activities
 Conversions of convertible debentures                                      $     -    $  1,780    $16,294
 Distribution of Thermo Vision to shareholders (Note 1)                     $     -    $      -    $24,614

 Fair value of assets of acquired companies                                 $     -    $ 15,006    $56,797
 Cash paid for acquired companies                                                 -      (8,537)   (46,457)
 Stock issuable to parent company for acquired companies                          -           -        (12)
                                                                            -------    --------    -------

   Liabilities assumed of acquired companies                                $     -    $  6,469    $10,328
                                                                            =======    ========    =======

 Adjustment of purchase price due from parent company for                   $     -    $      -    $ 6,737
   companies acquired in 1996 (Note 2)                                      =======    ========    =======
























The accompanying notes are an integral part of these consolidated financial statements.


Thermo Optek Corporation                                                         1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ----------- ---------- ---------

Comprehensive Income
Net Income                                                                 $ 39,440    $ 33,863   $41,310
                                                                           --------    --------   -------

Other Comprehensive Items:
 Foreign currency translation adjustment                                    (15,584)      6,739   (10,165)
                                                                           --------    --------   -------

                                                                           $ 23,856    $ 40,602   $31,145
                                                                           ========    ========   =======

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning of year                                              $    518    $    516   $   505
 Conversions of convertible debentures (Note 8)                                   -           2        11
                                                                           --------    --------   -------

 Balance at end of year                                                         518         518       516
                                                                           --------    --------   -------

Capital in Excess of Par Value:
 Balance at beginning of year                                               265,904     263,301   245,917
 Conversions of convertible debentures (Note 8)                                   -       1,752    16,037
 Issuance of stock under employees' and directors' stock plans                  416         181        89
 Issuance of Company common stock for acquired companies (Note 2)                 -           -        12
 Tax benefit related to employees' and directors' stock plans (Note 5)          327         304       204
 Capital contribution from affiliated companies                                   -         366     1,042
                                                                           --------    --------   -------

 Balance at end of year                                                     266,647     265,904   263,301
                                                                           --------    --------   -------

Retained Earnings:
 Balance at beginning of year                                                69,640      35,777    20,843
 Net income                                                                  39,440      33,863    41,310
 Distribution of Thermo Vision to shareholders (Note 1)                           -           -   (24,614)
 Deemed distribution to parent company for acquired companies (Note 2)            -           -    (1,762)
                                                                           --------    --------   -------

 Balance at end of year                                                     109,080      69,640    35,777
                                                                           --------    --------   -------

Treasury Stock:
 Balance at beginning of year                                                (4,459)        (10)        -
 Purchases of Company common stock                                           (3,139)     (4,437)        -
 Activity under employees' and directors' stock plans                          (112)        (12)      (10)
                                                                           --------    --------   -------

 Balance at end of year                                                    $ (7,710)   $ (4,459)  $   (10)
                                                                           --------    --------   -------



Thermo Optek Corporation                                                         1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Deferred Compensation (Note 3):
 Balance at beginning of year                                              $      -   $       -   $      -
 Issuance of restricted stock under employees' stock plans                      (68)          -          -
 Amortization of deferred compensation                                           13           -          -
                                                                           --------   ---------   --------

 Balance at end of year                                                         (55)          -          -
                                                                           --------   ---------   --------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                                (4,552)   (11,291)     (1,126)
 Other comprehensive items                                                  (15,584)     6,739     (10,165)
                                                                           --------   --------    --------

 Balance at end of year                                                     (20,136)    (4,552)    (11,291)
                                                                           --------   --------    --------

                                                                           $348,344   $327,051    $288,293
                                                                           ========   ========    ========

































The accompanying notes are an integral part of these consolidated financial statements.


Thermo Optek Corporation                                                         1999 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Optek Corporation (the Company) is a worldwide leader in analytical instruments that employ a range of optical spectroscopy and energy-based techniques, and in systems used for materials analysis, characterization, and preparation. These instruments are used in virtually every industry for elemental and molecular analysis of a wide variety of solids, liquids, and gases, as well as in testing and fabricating advanced materials. The Company operates in two reportable segments: Spectroscopy and Materials Science.

Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
      The Company was incorporated in August 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. As of January 1, 2000, Thermo Instrument owned
47,564,689 shares of the Company's common stock, representing 93% of such stock outstanding. Thermo Instrument is an 88%-owned subsidiary of Thermo Electron
Corporation. As of January 1, 2000, Thermo Electron owned 1,028,860 shares of the Company's common stock, representing 2% of such stock outstanding.
      In January 2000, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of the reorganization, Thermo Instrument intends to acquire the publicly held shares of the Company (Note 14).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal years 1999 and
1998 each included 52 weeks; fiscal 1997 included 53 weeks.

Distribution of Thermo Vision Corporation to Shareholders
      The Company had a wholly owned subsidiary, Thermo Vision Corporation, which supplied a diverse array of photonics products - light-based technologies for scientific and industrial applications including optical components, sensors and imaging systems, and optically based instruments and lasers. On December 15, 1997, the Company distributed 100% of Thermo Vision's outstanding capital stock in the form of a dividend to the Company's shareholders. As a result of the distribution, Thermo Vision became a publicly traded, majority owned subsidiary of Thermo Instrument. In January 2000, Thermo Instrument acquired all of the outstanding shares of Thermo Vision. The results of operations of Thermo Vision after December 15, 1997, have been excluded from the accompanying financial statements.

Revenue Recognition
      The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The
Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue in the accompanying 1999 balance sheet will be recognized within one year.

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the effect would be antidilutive, diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents
      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a notional pool arrangement with Barclays Bank. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. The Company has access to a $23,254,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1999 and 1998, the Company had invested $4,960,000 and $17,935,000, respectively, and borrowed $7,862,000 and $10,123,000, respectively, under this arrangement (Note 8).
      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a cash management arrangement in the Netherlands with a wholly owned subsidiary of Thermo Electron. Under this arrangement, participants' balances are pooled for interest calculation purposes. Interest under this arrangement is based on Euro market rates. The Company has access to a $2,963,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end
1999, the Company had $297,000 invested and $973,000 borrowed under this arrangement (Note 8).
      At year-end 1998, $8,216,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase arrangement.
      At year-end 1999 and 1998, the Company's cash equivalents also included investments in commercial paper and short-term certificates of deposit held by the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Advance to/from Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.
      In addition, certain of the Company's European-based subsidiaries participate in a new cash management arrangement with a wholly owned subsidiary of Thermo Electron. The Company has access to a $8,733,000 line of credit under this arrangement, of which the Company had borrowed $102,000 at year-end 1999.
Interest under this arrangement is based on Euro market rates and was 3.95% at January 1, 2000. The other terms of this arrangement are similar to the domestic cash management arrangement.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

Raw Material and Supplies                                                              $33,338     $30,657
Work in Process                                                                         12,514      12,360
Finished Goods                                                                          18,800      20,680
                                                                                       -------     -------

                                                                                       $64,652     $63,697
                                                                                       =======     =======
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of product revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 10 to 40 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

Land                                                                                  $  8,055    $  8,926
Buildings                                                                               39,972      42,028
Machinery, Equipment, and Leasehold Improvements                                        54,333      49,492
                                                                                      --------    --------

                                                                                       102,360     100,446
Less:  Accumulated Depreciation and Amortization                                        43,167      37,552
                                                                                      --------    --------

                                                                                      $ 59,193    $ 62,894
                                                                                      ========    ========


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Patents and Other Assets
      Patents and other assets in the accompanying balance sheet includes the costs of acquired patents that are amortized using the straight-line method over their estimated useful lives, which range from 12 to 13 years. These assets were $4,216,000 and $5,205,000, net of accumulated amortization of $9,209,000 and $8,220,000, at year-end 1999 and 1998, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $318,000 and $650,000, net of accumulated amortization of $1,974,000 and $1,624,000, at year-end 1999 and 1998, respectively. Deferred debt costs are amortized through the maturity of the related debt in 2000.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method primarily over 40 years. Accumulated amortization was $33,254,000 and $26,797,000 at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.
The Company assesses cash flows before interest charges and when impairment is indicated, writes the asset down to fair value. If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

Comprehensive Income
      Comprehensive income combines net income and "Other comprehensive items," which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1999 and 1998, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

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

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Recent Accounting Pronouncements
      In December 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements."
SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the first quarter of calendar 2000 through recording a cumulative net of tax effect of the change in accounting. The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.

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

Presentation
      Certain amounts in 1998 and 1997 have been reclassified to conform to the presentation in the 1999 financial statements.

2.    Acquisitions

Acquisitions Effective in 1998
      In August 1998, the Company's Spectroscopy segment purchased Scintag Inc.
for $4,000,000 in cash and the assumption of approximately $892,000 of debt.
Scintag, located in Cupertino, California, is a leading supplier of powder X-ray diffractometers used primarily in research laboratories. In addition to Scintag, during 1998, the Company acquired four businesses for an aggregate purchase price of $4,537,000 in cash and assumption of $1,126,000 of debt. These acquisitions have been accounted for using the purchase method of accounting.

Acquisitions Effective in 1997
      In March 1997, Thermo Instrument acquired Life Sciences International PLC, a London Stock Exchange-listed company. In July 1997, the Company's Spectroscopy segment agreed to acquire Spectronic Instruments, Inc., a former Life Sciences' subsidiary, from Thermo Instrument. Spectronic is a Rochester, New York-based supplier of ultraviolet/visible spectroscopy instruments and accessories, fluorescence instruments, and diffraction gratings for industrial and educational markets worldwide. The purchase price for Spectronic consisted of:
(i) $20,150,000 in cash, (ii) 1,000 shares of the Company's common stock valued at $12,000, and (iii) the assumption of $19,700,000 of debt payable to Thermo
Instrument. The purchase price represents the sum of the net tangible book value of Spectronic as of June 28, 1997, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences, based on the aggregate 1996 revenues of Spectronic relative to Life Sciences' 1996 consolidated revenues. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by SAB 55 (Topic 1:B). The cash portion of the purchase price was paid in September 1997 together with interest calculated at the 90-day Commercial
Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, from June 28, 1997.
      Because the Company and Spectronic were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of Spectronic from March 12,


2.    Acquisitions (continued)

1997, the date the business was acquired by Thermo Instrument, and the shares issued to Thermo Instrument have been deemed outstanding from that date. The purchase price included $1,762,000 for the increase in net book value from the date Spectronic was acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo Instrument for the earnings of Spectronic from the date of the acquisition by Thermo Instrument until the date of transfer to the Company.
      During 1997, the Company acquired four additional companies, for an aggregate purchase price of $7,566,000 in cash, which were accounted for using the purchase method of accounting. Thermo Vision acquired two of the companies for $7,400,000. To fund one of those acquisitions, Thermo Vision borrowed
$3,800,000 from Thermo Electron pursuant to a promissory note. The promissory note is payable by Thermo Vision, and is not an obligation of the Company. The
Company also acquired a former Singapore sales and service organization of the Scientific Instruments Division of Fisons plc from Thermo Instrument for the assumption of $585,000 of debt.
      To partially fund acquisitions in 1997, the Company borrowed $40,000,000 from Thermo Electron pursuant to a promissory note, which was repaid in August
1998 (Note 8).

Acquisitions Effective in 1996
      On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc
(Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. (RPR). In August
1998, the Company's Materials Science segment agreed to acquire Haake, a business formerly part of Fisons, from Thermo Instrument for 2,075,342 shares of the Company's common stock, valued at $23,814,000 at the time of the transaction, and the assumption of $10,354,000 of debt. In July 1997, this segment agreed to acquire VG Systems Limited, a business formerly part of Fisons, from Thermo Instrument for $45,545,000 in cash. The purchase price for these acquisitions was determined based on the net tangible book value of Haake and VG Systems, at March 29, 1996, and a pro rata allocation of Thermo
Instrument's total cost in excess of net assets acquired associated with its acquisition of the Fisons businesses. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by SAB 55
(Topic 1:B). Haake is a supplier of viscometry and rheometry systems used by a wide variety of manufacturers to measure the physical properties of liquid substances. Haake also manufactures mixers, extruders, post-extrusion equipment, circulators, baths, cryostats, water recirculators, and PVT analyzers. VG
Systems is a manufacturer of instrumentation and equipment for materials- and surface-science analysis and fabrication.
      In December 1997, Thermo Instrument and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the Fisons acquisition pertaining to the determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to Thermo
Instrument that included interest from the date of acquisition. The Company received a refund totaling $7,257,000 from Thermo Instrument in 1998, which represented the Company's share of the refund received by Thermo Instrument.
Payment of this amount was received in 1998. The Company recorded $5,884,000 of the refund as a reduction of cost in excess of net assets of acquired companies.
Of the remainder, $853,000 represents payment for uncollected accounts receivable acquired by the Company that were guaranteed by RPR, and $520,000 represents interest income on the refund from the date of acquisition.
      Because the Company, Haake, and VG Systems were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transactions have been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of Haake and VG Systems from March 29, 1996, the date these businesses were acquired by Thermo Instrument and the shares issued to Thermo Instrument have been deemed outstanding from that date. The purchase prices of Haake and VG
Systems included $4,780,000 and $6,902,000, respectively, for the increase in net book value from the date the businesses were acquired by Thermo Instrument to July 4, 1998, and June 28, 1997, respectively. The total of these two amounts, $11,682,000, was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo Instrument for the earnings of Haake and VG Systems from the date of the acquisition by Thermo
Instrument until the dates of transfer to the Company.


2.    Acquisitions (continued)

General
      Excluding the Thermo Vision acquisitions, the aggregate cost of acquisitions in 1999, 1998, and 1997 exceeded the estimated fair value of the acquired net assets by $76,101,000, which is being amortized over 40 years.
Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired. The aggregate cost of Thermo
Vision's acquisitions during this same period exceeded the estimated fair value of the acquired net assets by $5,143,000, which had been amortized over 40 years through the date on which the Company distributed its interest in Thermo Vision.
      In connection with its acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.
      A summary of the changes in accrued acquisition expenses for acquisitions completed before and during 1996 is as follows:

                                                                 Abandonment
                                                                   of Excess       Pre-1996
(In thousands)                                      Severance     Facilities   Acquisitions        Total
----------------------------------------------- -------------- -------------- -------------- -------------

Balance at December 28, 1996                          $ 6,131        $ 2,344        $ 1,945        $10,420
 Increases in reserves related to 1996                    487            719              -          1,206
   acquisitions
 Usage                                                 (4,295)        (1,471)          (652)        (6,418)
 Decrease due to finalization of                       (1,935)          (675)             -         (2,610)
   restructuring plan, recorded as a
   decrease to cost in excess of net assets
   of acquired companies
 Distribution of Thermo Vision to shareholders             12            (72)             -            (60)
 Currency translation                                      99            (10)           (25)            64
                                                      -------        -------        -------        -------

Balance at January 3, 1998                                499            835          1,268          2,602
 Usage                                                   (187)          (442)          (611)        (1,240)
 Decrease due to finalization of                         (319)          (295)          (390)        (1,004)
   restructuring plan, recorded as a
   decrease to cost in excess of net assets
   of acquired companies
 Currency translation                                      32             14             11             57
                                                      -------        -------        -------        -------

Balance at January 2, 1999                                 25            112            278            415
 Usage                                                      -            (29)          (339)          (368)
 Currency translation                                     (25)           (36)            61              -
                                                      -------        -------        -------        -------

Balance at January 1, 2000                            $     -        $    47        $     -        $    47
                                                      =======        =======        =======        =======




      The principal acquisition expenses for 1996 acquisitions recorded in 1997 were for severance of 11 employees across all functions and for abandoned facilities, primarily at the Fisons acquisition. The amounts established for abandoned facilities include lease obligations for Fisons manufacturing and sales facilities located throughout Europe and North America, with aggregate obligations through 2000. The amount accrued for abandoned facilities at January 1, 2000, represent the remaining obligation for these facilities.
      A summary of the changes in accrued acquisition expenses for acquisitions completed during 1997 is as follows:

                                                                                Abandonment
                                                                                  of Excess
(In thousands)                                                      Severance    Facilities         Total
--------------------------------------------------------------- -------------- ------------- -------------

Balance at December 28, 1996                                           $    -         $   -         $    -
 Reserves established                                                   1,120           115          1,235
 Usage                                                                   (627)           (4)          (631)
 Distribution to Thermo Vision shareholders                              (283)         (100)          (383)
 Currency translation                                                      20             -             20
                                                                       ------         -----         ------

Balance at January 3, 1998                                                230            11            241
 Usage                                                                   (230)          (11)          (241)
                                                                       ------         -----         ------

Balance at January 2, 1999                                             $    -         $   -         $    -
                                                                       ======         =====         ======

      The principal acquisition expenses for 1997 acquisitions were for severance for 30 employees across all functions and for abandoned facilities.
      A summary of changes in accrued acquisition expenses for acquisitions completed during 1998 is as follows:

                                                                                Abandonment
                                                                                  of Excess
(In thousands)                                                      Severance    Facilities         Total
--------------------------------------------------------------- -------------- ------------- -------------

Balance at January 3, 1998                                             $    -         $   -         $    -
 Reserves established                                                     786            57            843
 Usage                                                                   (584)            -           (584)
                                                                       ------         -----         ------

Balance at January 2, 1999                                                202            57            259
 Usage                                                                   (175)          (56)          (231)
 Currency translation                                                     (27)           (1)           (28)
                                                                       ------         -----         ------

Balance at January 1, 2000                                             $    -         $   -         $    -
                                                                       ======         =====         ======

      The principal acquisition expenses for 1998 acquisitions were for severance for 11 employees across all functions and for abandoned facilities.


      Based on unaudited data, the following table presents selected financial information for the Company and Spectronic, on a pro forma basis, assuming the companies had been combined since the beginning of 1997. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                          1997
------------------------------------------------------------------------- ----------- --------- ----------

Revenues                                                                                         $517,110
Net Income                                                                                        39,432
Earnings per Share:
 Basic                                                                                               .78
 Diluted                                                                                             .74

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Spectronic been made at the beginning of 1997.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. These plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under the plans are determined by the Board Committee. Generally, options granted are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument. Participation in these plans is accounted for in accordance with APB No. 25.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 231,000 shares at a weighted average exercise price of $15.26 per share elected to participate in this exchange and, as a result, received options to purchase 115,000 shares of Company common stock at $9.61 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

      In 1999, the Company awarded 7,000 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $68,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.
      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  ------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            3,052    $10.37     2,557    $10.84     2,397     $10.53
 Granted                                            513      9.79       932     10.37       332      12.95
 Exercised                                          (28)     3.86       (17)    10.46        (7)     10.47
 Forfeited                                         (629)    10.78      (189)    10.73      (165)     10.61
 Canceled due to exchange                             -         -      (231)    15.26         -          -
                                                  -----               -----               -----

Options Outstanding, End of Year                  2,908    $10.24     3,052    $10.37     2,557     $10.84
                                                  =====    ======     =====    ======     =====     ======

Options Exercisable                               2,908    $10.24     3,052    $10.37     2,557     $10.84
                                                  =====    ======     =====    ======     =====     ======

Options Available for Grant                         913                 798                 610
                                                  =====               =====               =====

      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                   Number            Weighted            Weighted
                                                               of             Average             Average
                                                           Shares           Remaining            Exercise
                                                   (In thousands)    Contractual Life               Price
---------------------------------------------- ------------------- ------------------- -------------------

$ 7.85 - $10.11                                             851           5.0 years               $ 8.87
 10.12 -  12.38                                           1,965           7.2 years                11.02
 12.39 -  16.92                                              92           4.6 years                15.48
                                                          -----

$ 7.85 - $16.92                                           2,908           6.5 years               $10.24
                                                          =====

      Option prices have been adjusted to reflect the reduction in the Company's net assets resulting from the distribution of Thermo Vision to the Company's shareholders pursuant to the guidance of EITF 90-9.

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1997, the program was sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the


3.    Employee Benefit Plans (continued)

period, and the shares purchased are subject to a one-year resale restriction.
Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1999, the Company issued
16,739 shares of its common stock under this program. There were no shares issued under this program in 1998 or 1997.

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

(In thousands except per share amounts)                                         1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Net Income:
 As reported                                                                 $39,440    $33,863    $41,310
 Pro forma                                                                    37,646     32,050     40,288
Basic Earnings per Share:
 As reported                                                                     .77        .66        .82
 Pro forma                                                                       .74        .62        .80
Diluted Earnings per Share:
 As reported                                                                     .74        .63        .77
 Pro forma                                                                       .71        .60        .75

      Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $3.53, $3.21, and $4.73 in 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Volatility                                                                       30%        28%        28%
Risk-free Interest Rate                                                         5.8%       4.6%       5.8%
Expected Life of Options                                                   4.4 years  4.0 years  5.2 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility.
Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

3.    Employee Benefit Plans (continued)

401(k) Savings Plan
      The majority of the Company's full-time U.S. employees are eligible to participate in a 401(k) savings plan sponsored by Thermo Electron. Contributions to the 401(k) savings plan are made by both the employee and the Company.
Company contributions to the 401(k) plan are based upon the level of employee contributions. The Company contributed and charged to expense for this plan
$1,158,000, $1,037,000, and $1,805,000 in 1999, 1998, and 1997, respectively.

Other Retirement Plans
      Certain of the Company's subsidiaries offer other defined contribution plans in lieu of participation in the Thermo Electron 401(k) savings plan.
Company contributions to these plans are based on formulas determined by the Company. For these plans, the Company contributed and charged to expense
$2,567,000, $2,819,000, and $2,472,000 in 1999, 1998, and 1997, respectively.

4.    Common Stock

      At January 1, 2000, the Company had reserved 8,927,603 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

5.    Income Taxes

      The components of income before provision for income taxes and extraordinary item are as follows:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Domestic                                                                        $31,620  $ 31,656  $40,366
Foreign                                                                          33,038    27,370   31,740
                                                                                -------  --------  -------

                                                                                $64,658  $ 59,026  $72,106
                                                                                =======  ========  =======


5.    Income Taxes (continued)

      The components of the provision for income taxes are as follows:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Currently Payable:
 Federal                                                                        $11,441  $ 12,640  $13,902
 State                                                                            1,924     2,333    2,641
 Foreign                                                                         12,853    11,602   11,591
                                                                                -------  --------  -------

                                                                                 26,218    26,575   28,134
                                                                                -------  --------  -------

Net Deferred (Prepaid):
 Federal                                                                           (889)     (920)     924
 State                                                                             (110)     (115)     196
 Foreign                                                                             (1)      (97)   1,542
                                                                                -------  --------  -------

                                                                                 (1,000)   (1,132)   2,662
                                                                                -------  --------  -------

                                                                                $25,218  $ 25,443  $30,796
                                                                                =======  ========  =======

      The provision for income taxes that is currently payable does not reflect
$3,474,000, $3,476,000, and $6,954,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1999, 1998, and 1997, respectively. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $327,000, $304,000, and $204,000 of such benefits that have been allocated to capital in excess of par value in 1999, 1998, and 1997, respectively.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item due to the following:

(In thousands)                                                                    1999      1998     1997
----------------------------------------------------------------------------- --------- --------- --------

Provision for Income Taxes at Statutory Rate                                   $22,630   $20,659   $25,237
Increases (Decreases) Resulting From:
 State income taxes, net of federal tax                                          1,179     1,442     1,844
 Amortization of cost in excess of net assets of acquired companies              1,174     1,153     1,295
 Net foreign losses not benefited and foreign tax rate and tax law               1,289     1,926     2,024
differential
 Tax benefit of foreign sales corporation                                         (820)     (748)     (704)
 Research and development tax credit claim from prior years                       (425)        -         -
 Other, net                                                                        191     1,011     1,100
                                                                               -------   -------   -------

                                                                               $25,218   $25,443   $30,796
                                                                               =======   =======   =======

      Deferred tax assets and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                              1999     1998
--------------------------------------------------------------------------------------- --------- --------

Deferred Tax Assets:
 Foreign tax loss carryforwards                                                          $13,941   $22,110
 Reserves and accruals                                                                     3,016     3,135
 Inventory basis difference                                                                4,767     5,153
 Accrued compensation                                                                      1,630     1,065
 Other, net                                                                                2,040     1,424
                                                                                         -------   -------

                                                                                          25,394    32,887
 Less:  Valuation allowance                                                               13,941    22,110
                                                                                         -------   -------

                                                                                         $11,453   $10,777
                                                                                         =======   =======
Deferred Income Taxes:
 Depreciation                                                                            $ 5,179   $ 6,112
 Intangible assets                                                                         1,546     1,576
 Other, net                                                                                2,242     2,858
                                                                                         -------   -------

                                                                                         $ 8,967   $10,546
                                                                                         =======   =======

      The valuation allowance relates to the uncertainty surrounding the use of foreign tax loss carryforwards, the realization of which is limited to the future income of certain subsidiaries. As of January 1, 2000, the Company's
Unicam subsidiary had tax loss carryforwards in the U.K. of $21,962,000 that are subject to review and adjustment by the U.K. Inland Revenue Service as a result of the acquisition of the analytical instruments division of Analytical
Technology, Inc. by Thermo Instrument. These and additional foreign tax loss carryforwards of $19,630,000 can be used only to offset taxable income generated in certain foreign countries. Of this amount, approximately $1,259,000 expire in 2002; approximately $26,260,000 expire in 2004; approximately $528,000 expire in 2005, and the remainder does not expire. The decrease in the valuation allowance was due to the utilization and expiration of acquired foreign net operating losses. Any tax benefit resulting from use of acquired loss carryforwards is recorded as a reduction of cost in excess of net assets of acquired companies.
      A provision has not been made for U.S. or additional foreign taxes on $76,465,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

6.    Commitments and Contingency

Commitments
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $10,493,000, $10,726,000, and $10,998,000 in 1999, 1998, and 1997, respectively. Future minimum payments due under third-party noncancelable operating leases at January 1, 2000, are $5,873,000 in 2000, $4,918,000 in 2001, $4,045,000 in 2002, $3,328,000 in 2003,
$2,277,000 in 2004, and $5,512,000 in 2005 and thereafter. Total future minimum lease payments are $25,953,000.



6.    Commitments and Contingency (continued)

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

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. For these services, the Company was charged $3,631,000, $3,578,000, and $5,125,000 in 1999, 1998, and
1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo
Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

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


7.    Related-party Transactions (continued)

recorded operating lease income of $947,000, $901,000, and $906,000 in 1999, 1998, and 1997, respectively, which is recorded as a reduction in selling, general, and administrative expenses in the accompanying statement of income.
These leases expire on December 31, 2001.

Due from Thermo Vision Corporation
      Thermo Vision borrowed $3,947,000 from the Company pursuant to promissory notes due February 2000. These notes bear interest at the 90-day Commercial
Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
Thermo Vision repaid the promissory notes in February 2000. The interest rate for the notes was 6.0% and 5.36% at year-end 1999 and 1998, respectively.

Other Related-party Transactions
      The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Sales of products to such affiliated companies totaled $9,287,000, $9,425,000, and $12,931,000 in 1999, 1998, and 1997, respectively. Purchases of products from such affiliated companies totaled $1,531,000, $3,807,000, and $8,007,000 in 1999, 1998, and 1997, respectively.

Cash Management
      The Company invests excess cash and borrows short-term funds under arrangements with Thermo Electron as discussed in Note 1.

Short-term Obligations
      See Note 8 for short-term obligations with related parties.

8.    Short- and Long-term Obligations

Short-term Obligations
      To partially fund the July 1997 acquisitions of VG Systems and Spectronic from Thermo Instrument (Note 2), the Company borrowed $40,000,000 from Thermo
Electron pursuant to a promissory note and bearing interest at the 90-day
Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. This note was repaid in August 1998.
      Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet also includes $16,213,000 and $19,228,000 at year-end 1999 and 1998, respectively, of short-term bank borrowings and amounts borrowed under lines of credit by the Company's foreign subsidiaries.
      The weighted average interest rate for the Company's short-term borrowings was 3.8% and 4.4% at year-end 1999 and 1998, respectively. Unused lines of credit were $38,510,000 at year-end 1999.
      In addition, at year-end 1999, the Company has borrowings of $1,075,000 under arrangements with a wholly owned subsidiary of Thermo Electron (Note 1).
The weighted average interest rate for these borrowings was 5.6% at year-end
1999.


8.    Short- and Long-term Obligations (continued)

Long-term Obligations

(In thousands except per share amounts)                                                     1999     1998
---------------------------------------------------------------------------------------- -------- --------

5% Subordinated Convertible Debentures, Due October 2000,                                $68,985  $ 71,505
 Convertible at $13.95 per Share
Other                                                                                        328     1,055
                                                                                         -------  --------

                                                                                          69,313    72,560
Less:  Current Maturities of Long-term Obligations                                        69,229       799
                                                                                         -------  --------

                                                                                         $    84  $ 71,761
                                                                                         =======  ========

      The subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument has agreed to reimburse Thermo
Electron in the event Thermo Electron is required to make a payment under the guarantee.
      During 1999, the Company repurchased $2,520,000 principal amount of its 5% subordinated convertible debentures for $2,454,000 in cash, resulting in a nominal gain. During 1998, the Company repurchased $6,671,000 principal amount of its convertible debentures for $6,133,000 in cash, resulting in an extraordinary gain of $280,000, net of taxes of $165,000. In addition, during 1998, $1,780,000 principal amount of the 5% subordinated convertible debentures were converted into 127,646 shares of the Company's common stock.
     The annual requirements of long-term obligations as of January 1, 2000, are $84,000 in 2000.
     See Note 10 for the fair value information pertaining to the Company's long-term obligations.

9.     Restructuring and Unusual Costs

      During 1998, the Company recorded restructuring charges and unusual costs of $10,070,000. The restructuring costs of $8,026,000, which were accounted for in accordance with EITF 94-3, consisted of $5,036,000 for severance and benefits for 160 employees, primarily in manufacturing positions throughout the Company;
$1,341,000 for abandoned facilities, primarily for manufacturing facilities in the United Kingdom with lease obligations through 2000; $234,000 for a write-down of assets, primarily leasehold improvements to be abandoned; $370,000 for the loss on the sale of a division (VG Broadcast, see below); and $1,045,000 for miscellaneous items, including costs for terminating certain contracts and agency relationships. These actions were taken to reduce costs, commenced in September 1998, and were substantially completed in the fourth quarter of 1999.
The restructuring activities resulted in annualized cost savings of approximately $6,000,000. In addition, the Company recorded an inventory write-down of $2,044,000 related to discontinuing certain product lines and inventory deemed excess based on lower product demand, which is included in cost of revenues in the accompanying 1998 statement of income.
      In 1998, the Company terminated 123 employees. During 1999, the Company terminated 34 additional employees and recorded additional restructuring costs of $1,468,000 that could not be accrued previously under EITF 94-3, all of which was expended in 1999. The costs recorded in 1999 were for abandoned lease costs for facilities located primarily in the United Kingdom with lease obligations through 2000, pension costs for terminated employees, and other facility costs.
During 1999, the Company determined that certain employees would not be terminated and settled certain lease obligations for amounts less than the originally established reserves. Accordingly, the Company reversed $479,000 of previously established restructuring reserves.

      In 1998, the Company sold its VG Broadcast division, a United Kingdom-based business providing data and text transmission equipment to the television industry. In 1997, VG Broadcast had revenues and operating income of $3,228,000 and $605,000, respectively. In 1998, through the date of its sale in July 1998, it had revenues of $1,397,000 and operating income before restructuring costs of $355,000.
      The Company recorded charges for its restructuring plan as follows:

                                                     Severance     Facility-          Other
                                                                    closing
(In thousands)                                                         Costs                        Total
------------------------------------------------ -------------- ------------- -------------- -------------

Balance at January 3, 1998                             $     -        $    -        $     -        $     -
 Costs incurred in 1998 (a)                              5,036         1,341          1,045          7,422
 Usage                                                  (1,982)         (291)          (390)        (2,663)
 Currency translation                                      136            20             28            184
                                                       -------        ------        -------        -------

Balance at January 2, 1999                               3,190         1,070            683          4,943
 Costs incurred in 1999 (b)                                225         1,000            243          1,468
 Reversal of reserve                                      (278)         (201)             -           (479)
 Usage                                                  (2,909)       (1,591)          (334)        (4,834)
 Currency translation                                     (150)          (53)           (26)          (229)
                                                       -------        ------        -------        -------

Balance at January 1, 2000                             $    78        $  225        $   566        $   869
                                                       =======        ======        =======        =======

(a) Reflects restructuring costs of $6.1 million and $1.3 million recorded by the Spectroscopy and Materials Science segments, respectively. Excludes $0.2 million for an asset write-down in the Spectroscopy segment and $0.4 million for the loss on sale of a division in the Materials Science segment; and $1.8 million and $0.2 million for an inventory provision in the Spectroscopy and Material Science segments, respectively.
(b) Reflects restructuring costs, net of $0.5 million recorded by each of the Spectroscopy and Materials Science segments.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, accounts receivable, due from Thermo Vision
Corporation, due from parent company and affiliated companies, short-term obligations and current maturities of long-term obligations, accounts payable, long-term obligations, and forward foreign exchange contracts. The carrying amounts of these financial instruments, with the exception of current maturity of subordinated convertible debentures, long-term obligations, and forward foreign exchange contracts, approximate fair value due to their short-term nature.


10.   Fair Value of Financial Instruments (continued)

      The carrying amount and fair value of the Company's current maturity of subordinated convertible debentures, long-term obligations, and off-balance-sheet financial instruments are:

                                                                          1999                   1998
                                                                --------------------    ------------------
                                                                Carrying        Fair   Carrying     Fair
(In thousands)                                                    Amount       Value     Amount     Value
-------------------------------------------------------------- ---------- ----------- ---------- ---------

Current Maturity of Subordinated Convertible                     $68,985    $ 67,764    $     -    $     -
                                                                 =======    ========    =======    =======
Debentures

Long-term Obligations:
 Subordinated convertible debentures                             $     -    $      -    $71,505    $68,201
 Other                                                               328         328      1,055      1,055
                                                                 -------    --------    -------    -------

                                                                 $   328    $    328    $72,560    $69,256
                                                                 =======    ========    =======    =======

Off-balance-sheet Financial Instruments:
 Forward exchange contracts payable                              $     -    $     98    $     -    $   829

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.
      The notional amounts of forward foreign exchange contracts outstanding totaled $32,266,000 and $23,635,000 at year-end 1999 and 1998, respectively. The fair value of such contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign exchange rates.

11.   Business Segment and Geographical Information

      The Company organizes and manages its business by individual functional operating entity. The Company's businesses operate in two segments: Spectroscopy and Materials Science. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Spectroscopy segment develops and manufactures analytical instrumentation for molecular and elemental analysis based upon energy and light measurements. The Materials Science segment develops and manufactures instruments for surface analysis, characterization, and preparation and physical-properties analysis.
      Through December 15, 1997, the Company's results include those of Thermo
Vision (Note 1). Thermo Vision designs, manufactures, and markets a diverse array of photonics products - light-based technologies that are embedded as "enabling technologies" in a wide range of applications. Balances classified as "Other" in the business segment information substantially represent amounts pertaining to Thermo Vision.

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Business Segment Information
Revenues:
 Spectroscopy                                                               $ 348,095  $ 347,067 $365,317
 Materials Science                                                            106,023    100,677  112,916
 Other                                                                              -          -   35,008
 Intersegment sales elimination                                                  (248)      (443)    (777)
                                                                            ---------  --------- --------

                                                                            $ 453,870  $ 447,301 $512,464
                                                                            =========  ========= ========

Income Before Provision for Income Taxes and Extraordinary Item:
 Spectroscopy (a)                                                           $  53,028  $  51,863 $ 61,242
 Materials Science (b)                                                         18,773     16,548   19,689
 Other                                                                           (174)      (335)   3,367
 Corporate (c)                                                                 (5,197)    (6,286)  (6,443)
                                                                            ---------  --------- --------

 Total operating income                                                        66,430     61,790   77,855
 Interest and other expense, net                                               (1,772)    (2,764)  (5,749)
                                                                            ---------  --------- --------

                                                                            $  64,658  $  59,026 $ 72,106
                                                                            =========  ========= ========

Total Assets:
 Spectroscopy                                                               $ 402,765  $ 422,350 $419,552
 Materials Science                                                            108,556    115,977  113,737
 Other                                                                           (317)      (362)       -
 Corporate (d)                                                                 57,125     23,703   47,247
                                                                            ---------  --------- --------

                                                                            $ 568,129  $ 561,668 $580,536
                                                                            =========  ========= ========

Depreciation and Amortization:
 Spectroscopy                                                               $  12,646  $  12,716 $ 12,435
 Materials Science                                                              3,427      3,623    4,331
 Other                                                                             78        247       48
                                                                            ---------  --------- --------

                                                                            $  16,151  $  16,586 $ 16,814
                                                                            =========  ========= ========

Capital Expenditures:
 Spectroscopy                                                               $   7,691  $   5,238 $  4,534
 Materials Science                                                              2,118      2,952    2,303
 Other                                                                            151         35    1,782
                                                                            ---------  --------- --------

                                                                            $   9,960  $   8,225 $  8,619
                                                                            =========  ========= ========



11.   Business Segment and Geographical Information (continued)

(In thousands)                                                              1999        1998          1997
-------------------------------------------------------------------- ------------ ------------ -----------

Geographical Information
Revenues (e):
 United States                                                         $ 256,979    $ 233,022    $281,324
 United Kingdom                                                          117,896      115,777     126,860
 Germany                                                                  60,397       57,249      60,240
 Other Europe                                                             92,064       95,133      94,832
 Other                                                                    44,280       39,656      39,150
 Transfers among geographical areas (f)                                 (117,746)     (93,536)    (89,942)
                                                                       ---------    ---------    --------

                                                                       $ 453,870    $ 447,301    $512,464
                                                                       =========    =========    ========

Long-lived Assets (g):
 United States                                                         $  32,970    $  34,748    $ 35,807
 United Kingdom                                                            7,797        8,091       8,074
 Germany                                                                   6,251        7,326       6,995
 Switzerland                                                               8,243        9,335       8,454
 Other                                                                     4,100        3,615       3,579
                                                                       ---------    ---------    --------

                                                                       $  59,361    $  63,115    $ 62,909
                                                                       =========    =========    ========

Export Revenues Included in United States Revenues Above (h)           $  45,032    $  72,445    $ 86,559
                                                                       =========    =========    ========

(a) Reflects restructuring costs, net of $0.5 million and $6.3 million in 1999 and 1998, respectively, and an inventory provision of $1.8 million in 1998.
(b) Reflects restructuring costs, net of $0.5 million and $1.7 million in 1999 and 1998, respectively, and an inventory provision of $0.2 million in 1998.
(c) Primarily general and administrative expenses.
(d) Primarily cash, cash equivalents, and advance to affiliate.
(e) Revenues are attributed to countries based on selling location.
(f) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(g) Includes property, plant, and equipment, net, and other long-term tangible assets.
(h) In general, export revenues are denominated in U.S. dollars.

12.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                            1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Basic
Net Income                                                                      $39,440  $ 33,863  $41,310
                                                                                -------  --------  -------

Weighted Average Shares                                                          51,112    51,639   50,669
                                                                                -------  --------  -------

Basic Earnings per Share                                                        $   .77  $    .66  $   .82
                                                                                =======  ========  =======

Diluted
Net Income                                                                      $39,440  $ 33,863  $41,310
Effect of Convertible Debentures                                                  2,086     2,314    2,818
                                                                                -------  --------  -------

Income Available to Common Shareholders, as Adjusted                            $41,526  $ 36,177  $44,128
                                                                                -------  --------  -------

Weighted Average Shares                                                          51,112    51,639   50,669
Effect of:
 Convertible debentures                                                           4,985     5,531    6,345
 Stock options                                                                       48       250      247
                                                                                -------  --------  -------

Weighted Average Shares, as Adjusted                                             56,145    57,420   57,261
                                                                                -------  --------  -------

Diluted Earnings per Share                                                      $   .74  $    .63  $   .77
                                                                                =======  ========  =======

      Options to purchase 1,884,000, 1,329,000, and 54,000 shares of common stock were not included in the computation of diluted earnings per share for 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock.
      An extraordinary gain recorded by the Company increased basic earnings per share by $.01 in 1998 (Note 8).


13.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                             First      Second       Third    Fourth
----------------------------------------------------------- ----------- ----------- ----------- ----------

Revenues                                                      $106,163    $110,142    $111,581    $125,984
Gross Profit                                                    49,142      51,317      51,913      56,259
Net Income                                                       7,107       9,942       9,948      12,443
Earnings per Share:
 Basic                                                             .14         .19         .19         .24
 Diluted                                                           .14         .19         .19         .23

1998 (a)                                                         First      Second       Third     Fourth
----------------------------------------------------------- ----------- ----------- ----------- ----------

Revenues                                                      $113,799    $107,829    $107,507    $118,166
Gross Profit                                                    52,840      52,087      47,379      54,382
Income Before Extraordinary Item                                 9,810      10,332       2,313      11,128
Net Income                                                       9,810      10,332       2,526      11,195
Earnings per Share:
 Basic                                                             .19         .20         .05         .22
 Diluted                                                           .18         .19         .05         .21

(a) Reflects extraordinary gain, net of taxes, of $0.2 million and $0.1 million in the third and fourth quarter, respectively.

14.   Subsequent Event

      On January 31, 2000, the Company announced that its parent company, Thermo
Instrument, will acquire the publicly held shares in the Company for $15.00 per share in cash. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business. Thermo
Instrument currently owns approximately 93% of the outstanding shares of the Company's common stock. Because Thermo Instrument's ownership is more than 90%, it expects to acquire the minority interest through a "short-form" merger in Delaware. The proposed short-form merger of the Company will require Securities and Exchange Commission clearance of necessary filings; it will not require approval by the Company's Board of Directors or shareholders. Immediately upon completion of the proposed short-form merger, the Company's 5% subordinated convertible debentures due October 15, 2000, will become convertible into the same consideration that the minority holders of the Company's common stock receive in the merger, or $15.00 per share in cash. Holders of the debentures will therefore have the right, immediately upon completion of the merger, to convert their debentures at the existing conversion price ($13.95 per share) into $15.00 per share in cash, instead of into the actual shares of the Company's common stock that they would have received if they converted prior to the proposed merger. The Company will not call the debentures prior to the merger.
      On March 6, 2000, Thermo Instrument filed with the Securities and Exchange
Commission the materials necessary to take the Company private through a short-form merger. Thermo Instrument expects to complete this transaction by the end of the second quarter of 2000.



Thermo Optek Corporation                                                         1999 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo Optek Corporation:

      We have audited the accompanying consolidated balance sheet of Thermo
Optek Corporation (a Delaware corporation and 93%-owned subsidiary of Thermo
Instrument Systems Inc.) and subsidiaries as of January 1, 2000, and January 2,
1999, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Optek
Corporation and subsidiaries as of January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



Boston, Massachusetts
February 15, 2000 (except with respect to the matter discussed in Note 14, as to which the date is March 6, 2000)


Thermo Optek Corporation                                                         1999 Financial Statements

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

Overview

      Thermo Optek Corporation (the Company) is a worldwide leader in analytical instruments that employ a range of optical spectroscopy and energy-based techniques, and in systems used for materials analysis, characterization, and preparation. These instruments are used in virtually every industry for elemental and molecular analysis of a wide variety of solids, liquids, and gases, as well as in testing and fabricating advanced materials. The Company operates in two reportable segments: Spectroscopy and Materials Science.
      The Spectroscopy segment has four principal operating units: Madison, Wisconsin-based Nicolet Instrument Corporation, a manufacturer and distributor of Fourier transform infrared (FT-IR) and FT-Raman spectrometry products;
Ecublens, Switzerland-based A.R.L. Applied Research Laboratories S.A. (ARL), a manufacturer and distributor of wavelength-dispersive X-ray fluorescence and atomic emission (AE) instruments; Franklin, Massachusetts-based TJA Solutions division, a manufacturer and distributor of atomic absorption (AA) and AE spectrometry products; and Rochester, New York-based Spectronic Instruments, a manufacturer and distributor of UV-visible spectrophotometers.
      The Materials Science segment has two principal operating units, VG
Systems Limited, located in East Grinstead, England, and Gebruder Haake GmbH
(Haake), located in Karlsruhe, Germany. VG Systems primarily includes VG
Semicon, a manufacturer and distributor of molecular-beam epitaxy systems for the production of gallium arsenide wafers, and VG Scientific, a manufacturer and distributor of instrumentation for surface and chemical analysis. Haake is a supplier of viscometry and rheometry systems used by a wide variety of manufacturers to measure the properties of liquid substances.
      In December 1997, the Company distributed 100 percent of its Thermo Vision
Corporation subsidiary's capital stock in the form of a dividend to the Company's shareholders. Thermo Vision supplies a diverse array of photonic products - light-based technologies for scientific and industrial applications - including optical components, sensors and imaging systems, and optically based instruments and lasers. As a result of the distribution, Thermo Vision became a publicly traded, majority-owned subsidiary of Thermo Instrument Systems Inc. In
January 2000, Thermo Instrument purchased all of the outstanding shares of Thermo Vision. The consolidated financial statements of the Company included the results of Thermo Vision through December 15, 1997. Since then, the results of Thermo Vision have not been included as a reportable segment, but substantially represent the amounts classified as "Other" in the segment data in Note 11 to Notes to Consolidated Financial Statements.
      The Company sells its products worldwide. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward contracts to reduce its exposure to such currency fluctuations.
      In January 2000, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of the reorganization, Thermo Instrument intends to acquire the publicly held shares of the Company (Note 14).

Results of Operations

1999 Compared With 1998
      Revenues were $453.9 million in 1999, compared with $447.3 million in 1998. Revenues increased $3.4 million due to acquisitions, net of dispositions.
Revenues decreased $7.0 million due to the unfavorable effects of currency translation due to the strengthening of the U.S. dollar relative to the foreign currencies in countries in which the Company operates. Revenues in the Spectroscopy segment increased $1.0 million to $348.1 million in 1999. Revenues in this segment excluding the impact of acquisitions, net of disposition and foreign currency translation, increased $3.2 million. Spectroscopy revenues increased $3.4 million due to increased demand for products sold into the semiconductor markets, offset in part by a decrease in revenues at certain elemental analysis businesses due to increased price competition. Revenues in the Materials Science segment increased $5.3 million to $106.0 million in 1999.
Revenues in this segment, excluding the effect of acquisitions, net of disposition and foreign currency translation, increased $6.9 million, primarily due to increased demand in the semiconductor market at its Haake business and for molecular-beam epitaxy (MBE) systems at its VG Semicon business.
      The gross profit margin remained unchanged at 46% in 1999 and 1998.
Excluding the impact of inventory write-downs in 1998 of $2.0 million for discontinued products and excess inventories (Note 9), the gross profit margin decreased 1% primarily from lower margins at Nicolet due to changes in product mix and due to lower margins at VG Semicon as a result of new product introductions.
      Selling, general, and administrative expenses as a percentage of revenues remained unchanged at 25% in 1999 and 1998.
      Research and development expenses increased to $27.8 million in 1999 from $25.0 million in 1998, primarily due to increased spending on new product development, including the V150 MBE system at VG Semicon and new products at Nicolet Instruments and TJA Solutions.
      Restructuring costs of $1.0 million in 1999 primarily represent facility-closing costs and pension costs for terminated employees, net of the reversal of previously established restructuring reserves (Note 9). In addition to the inventory write-downs in 1998, the Company recorded restructuring costs of $8.0 million related to severance costs and the closure of facilities. The
Spectroscopy and Materials Science segments each incurred net restructuring costs of $0.5 million in 1999, and restructuring costs of $6.3 million and $1.7 million, respectively, in 1998. The restructuring activities resulted in annualized cost savings of $6.0 million, beginning primarily in the fourth quarter of 1999.
      Interest income decreased to $2.9 million in 1999 from $4.5 million in 1998, primarily due to lower average invested balances as a result of the Company's purchases of common stock and subordinated convertible debentures.
Interest expense decreased to $4.9 million in 1999 from $7.3 million in 1998, primarily due to lower borrowings under notes payable and, to a lesser extent, due to the conversion and repurchase of a portion of the Company's 5% subordinated convertible debentures.
      The effective tax rate was 39% and 43% in 1999 and 1998, respectively. The
Company's effective tax rate exceeded the statutory federal income tax rate in both periods primarily due to the effect of foreign tax law and rate differences, state income taxes, and nondeductible amortization of cost in excess of net assets of acquired companies, offset in part by the tax benefit associated with a foreign sales corporation. The effective tax rate decreased in 1999 primarily due to lower foreign losses not benefited and the favorable resolution of a claim for prior year research and development tax credits.
      During 1998, the Company recorded an extraordinary gain, net of tax, of $0.3 million related to the early extinguishment of debt (Note 8).
      The Company is involved in a proceeding relating to the cleanup of a contaminated landfill (Note 6).

1998 Compared With 1997
      Revenues decreased to $447.3 million in 1998 from $512.5 million in 1997.
The decrease resulted from several factors including the distribution of Thermo
Vision, which had revenues of $35.0 million in 1997; a $34.3 million decrease at existing businesses primarily due to lower sales to Asia and, to a lesser extent, the semiconductor industry; a $3.0 million decrease due to the unfavorable effects of currency translation as a result of the strengthening in the value of the U.S. dollar relative to foreign currencies in countries in which the Company operates; a $3.8 million decrease due to a change in distribution channels of affiliated parties; and a $1.8 million decrease due to the sale of the Company's VG Broadcast division (Note 9). These decreases were offset in part by the inclusion of $12.7 million of revenues from acquisitions
(Note 2).
      Revenues in the Spectroscopy segment decreased to $347.1 million in 1998 from $365.3 million in 1997. The decrease was primarily the result of a decrease in Asian and semiconductor sales, a $3.0 million decrease due to the unfavorable effects of currency translation, and a $0.9 million decrease due to a change in distribution channels of affiliated parties. This decrease was offset in part by the inclusion of $10.6 million of revenues from acquired businesses. Revenues in the Materials Science segment decreased to $100.7 million in 1998 from $112.9 million in 1997. The decrease was primarily a result of a decrease in Asian and semiconductor sales, a $2.9 million decrease due to a change in distribution channels of affiliated parties, and a $1.8 million decrease as a result of the sale of the Company's VG Broadcast division. This decrease was offset in part by $2.1 million of revenues from acquired businesses.
      The gross profit margin was relatively unchanged at 46.2% in 1998, compared with 45.9% in 1997. The Company recorded inventory write-downs of $2.0 million in 1998 for discontinued products and excess inventories caused by decreased product demand (Note 9). Excluding the impact of the write-downs, the gross profit margin would have been 46.7% in 1998. The gross profit margin in the Materials Science segment increased primarily due to margin improvements at Haake and the elimination of lower-margin sales due to a change in distribution channels of affiliated parties.
      Selling, general, and administrative expenses as a percentage of revenues was unchanged at 25% in 1998 and 1997.
      Research and development expenses decreased to $25.0 million in 1998 from $30.9 million in 1997, primarily as a result of the distribution of Thermo
Vision.
      In addition to the inventory write-downs, the Company recorded restructuring costs of $8.0 million in 1998 primarily related to severance costs and the closure of facilities (Note 9). The Spectroscopy and Materials Science segments incurred restructuring costs of $6.3 million and $1.7 million, respectively.
      Interest income was relatively unchanged at $4.5 million in 1998 and $4.4 million in 1997. Interest expense decreased to $7.3 million in 1998 from $10.2 million in 1997, primarily due to decreased borrowings under notes payable and the inclusion in 1997 of interest paid to Thermo Instrument in connection with certain acquisitions. In addition, interest expense declined due to the conversion of a portion of the Company's subordinated convertible debentures into common stock of the Company and the purchase by the Company of a portion of its subordinated convertible debentures (Note 8).
      The effective tax rate was 43% in 1998 and 1997. The Company's effective tax rate for both periods exceeded the statutory federal income tax rate primarily due to the effect of foreign tax rate and tax law differences, losses not benefited in certain foreign countries, state income taxes, and nondeductible amortization of cost in excess of net assets of acquired companies, offset in part by the tax benefit associated with a foreign sales corporation.
      During 1998, the Company recorded an extraordinary gain, net of taxes, of $0.3 million related to the early extinguishment of debt (Note 8).


Liquidity and Capital Resources

      Consolidated working capital was $73.8 million at January 1, 2000, compared with $97.8 million at January 2, 1999. Included in working capital are cash and cash equivalents of $41.2 million at January 1, 2000, compared with $59.4 million at January 2, 1999. In addition, as of January 1, 2000, the
Company had $49.3 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo
Electron Corporation, which became effective June 1999, such amounts were included in cash and cash equivalents. At January 1, 2000, $38.4 million of the Company's cash and cash equivalents was held by its foreign subsidiaries. While this cash can be used outside of the United States, including for acquisitions, repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a U.S. tax. Also reflected in working capital is $69.0 million principal amount of 5% subordinated convertible debentures due October 2000.
      The Company's operating activities provided $52.1 million of cash in 1999.
An increase in inventories, primarily due to the buildup of product in preparation for new introductions in early 2000 and the timing of shipments used
$4.2 million of cash. Cash was provided by a $4.5 million increase in accounts payable and other current liabilities, primarily as a result of the timing of payments.
      The Company's investing activities used $57.1 million of cash in 1999.
Excluding advance to affiliate activity, the Company's primary investing activities included the expenditure of $10.0 million for the purchase of property, plant, and equipment. In 2000, the Company plans to make capital expenditures of approximately $13 million.
      The Company's financing activities used $9.4 million of cash in 1999. The
Company used $5.6 million of cash to purchase Company securities pursuant to an authorization by the Company's Board of Directors. In October 1999, the
Company's Board of Directors authorized the purchase of up to an additional $5.0 million of its own securities through October 29, 2000, in the open market or in negotiated transactions. The Company does not expect to expend any additional amounts on purchases of its common stock as a result of Thermo Instrument's plan to purchase the public shares of the Company (Note 14). During 1999, the Company repaid $4.4 million of short- and long-term borrowings. In February 2000, Thermo
Vision repaid promissory notes totaling $3.9 million to the Company.
        Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through a combination of internal funds, and/or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company's $69.0 million principal amount 5% subordinated convertible debentures are due in October 2000. Thermo Instrument plans to purchase the public shares of the Company at a price that exceeds the conversion price of the convertible debentures, which will entitle the holders thereof to convert such debentures, immediately upon completion of the merger at the existing conversion price of $13.95 per share, into the same consideration that the minority shareholders will receive, $15.00 cash per share, instead of actual shares of the Company's common stock. The Company anticipates that Thermo
Instrument will complete the purchase of the Company's public shares prior to maturity of these debentures, however, if that transaction is not complete by that time and if the debentures are not converted prior to their maturity, the Company may need to borrow funds at the debentures' maturity from Thermo
Instrument or the guarantor, Thermo Electron, although it has no agreements currently to do so. The maturity of this debt could adversely affect the Company's liquidity in the last half of 2000. Excluding the debentures, the Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

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

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pound sterling, Swiss francs, Dutch guilders, Deutsche marks, and French francs. The effect of a change in foreign currency exchange rates on the Company's net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% depreciation in year-end 1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a $19.3 million and $20.7 million, respectively, reduction of shareholders' investment.
      Forward foreign exchange contracts are sensitive to changes in foreign currency exchange rates. The fair value of forward foreign exchange contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign currency exchange rates.
A 10% depreciation in year-end 1999 and 1998 foreign currency exchange rates related to the Company's contracts would result in an increase in the unrealized loss on forward foreign exchange contracts of $3.7 million and $1.6 million, respectively. Since the Company uses forward foreign exchange contracts as hedges of firm purchase and sale commitments, the unrealized gain or loss on forward foreign currency exchange contracts resulting from changes in foreign currency exchange rates would be offset by a corresponding change in the fair value of the hedged item.
      Certain of the Company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in foreign currency exchange rates. A 10% depreciation in the related foreign currency exchange rates in 1999 and 1998 would result in a negative impact of $0.8 million and $0.9 million, respectively, on the Company's net income.

Interest Rates
      The Company's long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these long-term obligations due to the difference between the market interest rate and the rate at the date of issuance of the long-term obligations. A 10% decrease in year-end 1999 and 1998 market interest rates would result in a negative impact to the Company of $1.2 million and $6.9 million, respectively, on the fair value of its long-term obligations.

Equity Prices
      The Company's subordinated convertible debentures are sensitive to fluctuations in the price of Company common stock into which the obligations are convertible. Changes in the price of the underlying common stock would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the debentures. A 10% increase in the year-end 1999 and 1998 market equity prices would result in a negative impact to the Company of $0.9 million and $3.1 million, respectively, on the fair value of its price-sensitive equity financial instruments.

Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives, which included: (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, where necessary, for the Company's current products and certain discontinued products;
(iii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iv) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems and critical non-information technology systems are year 2000 compliant. The Company believes that all of the material products that it currently manufactures and sells are year 2000 compliant or are not date sensitive. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.




Thermo Optek Corporation                                                         1999 Financial Statements

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

      Possible Adverse Impact of Significant International Operations. Sales outside the United States accounted for approximately 63% of the Company's revenues in 1999, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future.
Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. or foreign export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

      Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, reliability, customer service, and price. The Company's competitors include large multinational corporations and their operating units, including the AI division of The Perkin-Elmer Corporation, Varian Associates,
Inc., Bruker Instruments, Inc., Shimadzu Corporation, and Agilent Technologies.
These companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

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

      Dependence on Semiconductor Industry; Industry Volatility. A portion of the Company's total revenues is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other factors, the level of capital spending by semiconductor companies. Any decreases in semiconductor activities could adversely affect the demand for the Company's products and related services, which could materially adversely affect the Company's business, results of operations, and financial condition.

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

Thermo Optek Corporation                                                         1999 Financial Statements

                         Selected Financial Information

(In thousands except per share amounts)              1999 (a)   1998 (b)    1997 (c)   1996 (d)     1995
--------------------------------------------------- ---------- ---------- ----------- ---------- ---------

Statement of Income Data
Revenues                                             $453,870   $447,301   $ 512,464   $446,583   $212,152
Income Before Extraordinary Item                       39,440     33,583      41,310     27,263     16,009
Net Income                                             39,440     33,863      41,310     27,263     16,009
Earnings per Share:
 Basic                                                    .77        .66         .82        .56        .36
 Diluted                                                  .74        .63         .77        .55        .36

Balance Sheet Data
Working Capital                                      $ 73,780   $ 97,791   $  67,592   $ 40,150   $144,541
Total Assets                                          568,129    561,668     580,536    616,316    432,882
Long-term Obligations                                      84     71,761      81,400     96,778    101,079
Shareholders' Investment                              348,344    327,051     288,293    266,139    220,988

(a) Reflects restructuring and unusual costs of $1.0 million, the repurchase of $2.5 million principal amount of 5% subordinated debentures and the reclassification as short-term of the 5% subordinated convertible debentures due October 2000.
(b) Reflects restructuring and related costs of $10.1 million and an extraordinary gain of $0.3 million, net of taxes, related to the Company's repurchase of $6.7 million principal amount of 5% subordinated convertible debentures.
(c) Reflects the acquisition of Spectronic, effective March 1997 and the distribution of Thermo Vision in December 1997.
(d) Reflects the acquisitions of Haake, VG Systems, VG Elemental, and ARL, effective March 1996 and the net proceeds from the Company's initial public offering in June and July 1996.


Thermo Optek Corporation                                                         1999 Financial Statements

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TOC. The following table sets forth the high and low sale prices for
1999 and 1998, as reported in the consolidated transaction reporting system.
                                                                         1999                       1998
                                                                -------------------   ------------------
Quarter                                                            High         Low       High        Low
------------------------------------------------------------- ---------- ----------- ---------- ----------

First                                                           $12 3/4     $ 8 1/8    $17 5/8   $12 1/2
Second                                                           10 7/16      8         18 5/16   13 3/4
Third                                                            10 3/8       7 7/8     14 7/8     7 3/16
Fourth                                                           12 3/8       7 3/4     11 3/8     7 5/8

      As of January 28, 2000, the Company had 139 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000, was $14 1/16 per share.

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